Exhibit 99.1

KIMBER RESOURCES INC.

PRELIMINARY ASSESSMENT OF THE
MONTERDE PROJECT,
GUAZAPARES MUNICIPALITY,
CHIHUAHUA STATE, MEXICO

Date prepared:	July 16, 2010
Date amended:	September 1, 2010

Authors:	G. H. Giroux, P.Eng.
M. Godard, P.Eng.
R. Gowans, P.Eng.
J. Haile, P.Eng.
C. Jacobs, CEng
G. Kirkham, P.Geo.
J. Leader, P.Eng.

Important: See Pages 1 and 9 for an explanation of the amendments contained herein.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

1.0	SUMMARY AND CONCLUSIONS			1
	1.1	INTRODUCTION		1
	1.2	GEOLOGY AND MINERAL RESOURCES		1
	1.3	PRELIMINARY ASSESSMENT		3
		1.3.1	Economic Evaluation	5
	1.4	CONCLUSIONS AND RECOMMENDATIONS		6
		1.4.1	Budget	7

2.0	INTRODUCTION AND TERMS OF REFERENCE			9

3.0	RELIANCE ON OTHER EXPERTS			12

4.0	PROPERTY DESCRIPTION AND LOCATION			13
	4.1	MONTERDE CONCESSIONS		14
	4.2	EL CORONEL CONCESSIONS		17
	4.3	STAKED CONCESSIONS		17
	4.4	MONTERDE SURFACE RIGHTS		18

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			20
	5.1	ACCESS		20
	5.2	PHYSIOGRAPHY		20
	5.3	FLORA AND FAUNA		20
	5.4	CLIMATE		21
	5.5	ACCESS RIGHTS AND INFRASTRUCTURE		21

6.0	HISTORY			22
	6.1	HISTORIC MINE PRODUCTION AT MONTERDE		22
	6.2	EXPLORATION 1994 THROUGH 1999		23
	6.3	KIMBER RESOURCES INC		23

7.0	GEOLOGICAL SETTING			25
	7.1	REGIONAL GEOLOGY		25
	7.2	PROPERTY GEOLOGY		25
	7.3	LITHOLOGY		26
		7.3.1	Intermediate Rocks	26
		7.3.2	Tuffaceous Rocks	26
		7.3.3	Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization	28
		7.3.4	Obsidian	29
	7.4	STRUCTURE		29

8.0	DEPOSIT TYPE			30

i

9.0	MINERALIZATION AND ALTERATION			31

10.0	EXPLORATION			33
	10.1	MONTERDE - CARMEN		33
	10.2	MONTERDE - VETA MINITAS		33
	10.3	MONTERDE - CAROTARE		34
	10.4	MAPPING		34

11.0	DRILLING			35
	11.1	REVERSE CIRCULATION DRILLING		35
	11.2	CORE DRILLING		36

12.0	SAMPLING METHOD AND APPROACH			38
	12.1	SAMPLING - UNDERGROUND, 1937-1943		38
	12.2	SAMPLING - SURFACE AND UNDERGROUND, 1994-1995		38
	12.3	SAMPLING - SURFACE AND DRILLING, 1998		38
	12.4	SAMPLING - DRILLING, 2000-2001, 2002-2009		39

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			41
	13.1	SAMPLE PREPARATION AND ANALYSES		41
	13.2	SITE SECURITY AND CHAIN OF CUSTODY		42

14.0	DATA VERIFICATION			43
	14.1	SUMMARY COMMENTS		43
	14.2	QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM		43
	14.3	CHECK ASSAYS		49
	14.4	COMPARISON OF REVERSE CIRCULATION AND CORE
		DRILLING		49
		14.4.1	Burgoyne Study	49
		14.4.2	Giroux Study	49
	14.5	DUE DILIGENCE BY THE EXTERNAL QUALIFIED PERSON		50

15.0	ADJACENT PROPERTIES			51

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			52
	16.1	MONTERDE – CARMEN		52
		16.1.1	Historic Operations	52
		16.1.2	Column Leach Tests	52
		16.1.3	Flotation, Gravity and Grinding Tests	53
		16.1.4	Leach Characterization Tests	53
	16.2	MONTERDE - VETA MINITAS		54
	16.3	MONTERDE - CAROTARE		54
	16.4	GOLD EQUIVALENCE OF SILVER		55

17.0	MINERAL RESOURCE ESTIMATION			56
	17.1	CARMEN DEPOSIT ESTIMATE		56

		17.1.1	Data Analysis	56
		17.1.2	Composites	60
		17.1.3	Variography	61
		17.1.4	Bulk Density	61
		17.1.5	Block Model	62
		17.1.6	Grade Interpolation	63
		17.1.7	Classification	63
		17.1.8	Model Verification	67
	17.2	VETA MINITAS DEPOSIT ESTIMATE		68
		17.2.1	Geologic Models	68
		17.2.2	Data Analysis	70
		17.2.3	Composites	71
		17.2.4	Variography	72
		17.2.5	Block Model	72
		17.2.6	Bulk Density	73
		17.2.7	Grade Interpolation	73
		17.2.8	Classification and Results	73
	17.3	CAROTARE DEPOSIT ESTIMATE		76
		17.3.1	Geologic Model	76
		17.3.2	Data Analysis	76
		17.3.3	Composites	77
		17.3.4	Variography	78
		17.3.5	Block Model	78
		17.3.6	Bulk Density	79
		17.3.7	Grade Interpolation and Results	80

18.0	OTHER RELEVANT DATA AND INFORMATION			84
	18.1	INTRODUCTION		84
	18.2	MINING OVERVIEW		84
		18.2.1	Cut-off Grade Analysis	84
		18.2.2	Analysis of Production Rates	85
	18.3	OPEN PIT MINING		85
		18.3.1	Pit Optimization	85
		18.3.2	Open Pit Design	86
		18.3.3	Pit Slope Analysis	87
		18.3.4	Mine Operations	88
		18.3.5	Production Schedule	89
	18.4	UNDERGROUND MINING		90
		18.4.1	Underground Mine Access	91
		18.4.2	Mine Ventilation	92
		18.4.3	Mine Dewatering	92
		18.4.4	Geotechnical Issues and Ground Support	92
		18.4.5	Pre-production Development	93
		18.4.6	Underground Production Schedule	93
		18.4.7	Combined Life-of-mine Production Schedule	93
	18.5	MINERAL PROCESSING		94

		18.5.1	Process Design Criteria	94
		18.5.2	Processing Plant	95
		18.5.3	Recovery	95
	18.6	TAILINGS AND WASTE ROCK DISPOSAL		97
		18.6.1	Site Description	97
		18.6.2	Tailings Storage and Waste Rock Storage Facilities	97
		18.6.3	Development Concept	99
		18.6.4	Climate, Input Water and Waste Water	99
	18.7	INFRASTRUCTURE		99
		18.7.1	Access and Site Roads	99
		18.7.2	Electrical Power Supply	100
		18.7.3	Water Supply	100
		18.7.4	Offices, Camp and Communications	100
		18.7.5	Shops and Maintenance	101
	18.8	MARKETS		101
	18.9	CONTRACTS		101
	18.10	BASELINE ENVIRONMENTAL STUDIES		101
		18.10.1	Baseline Studies – Carmen	102
		18.10.2	Baseline Studies – Carótare	107
		18.10.3	Acid Rock Drainage	108
	18.11	PERMITTING		108
	18.12	POTENTIAL ENVIRONMENTAL LIABILITIES		109
	18.13	RECLAMATION		109
	18.14	SOCIAL CONSIDERATIONS		110
	18.15	CAPITAL AND OPERATING COST ESTIMATES		111
		18.15.1	Mine Capital Costs	111
		18.15.2	Plant Capital Costs	111
		18.15.3	Infrastructure Capital Costs	111
		18.15.4	Operating Costs	112
	18.16	ECONOMIC ANALYSIS		113
		18.16.1	Basis of Valuation	113
		18.16.2	Macroeconomic Assumptions	113
		18.16.3	Technical Assumptions	115
		18.16.4	Summary of Project Economics	117
		18.16.5	Sensitivity Analysis	122
		18.16.6	Conclusion	124

19.0	INTERPRETATION AND CONCLUSIONS			125

20.0	RECOMMENDATIONS			127
	20.1	BUDGET		128

21.0	REFERENCES			129

22.0	DATE AND SIGNATURE PAGE			131

23.0	CERTIFICATES	132

v

List of Tables

Page

Table 1.1	Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carótare Deposits	2
Table 1.2	Base Case High Grade Mineral Resource Estimate for Carmen, Veta Minitas and Carótare Deposits	2
Table 1.3	Technical Assumptions	4
Table 1.4	Life-of-mine Cash Flow Summary	5
Table 1.5	Base Case Cash Flow Evaluation	5
Table 1.6	Proposed Budget for Pre-feasibility Study	7
Table 2.1	List of Abbreviations	10
Table 4.1	Monterde Property Listing of Concessions	17
Table 6.1	Monterde Property Drilling Statistics	24
Table 17.1	Drill Hole Sample Statistics for Gold at Carmen	59
Table 17.2	Drill Hole Sample Statistics for Silver at Carmen	59
Table 17.3	Capping Strategy for Gold and Silver at Carmen	59
Table 17.4	Drill Hole Capped Sample Statistics for Gold at Carmen	60
Table 17.5	Drill Hole Capped Sample Statistics for Silver at Carmen	60
Table 17.6	1.5-m Composite Statistics for Gold at Carmen	60
Table 17.7	1.5-m Composite Statistics for Silver at Carmen	61
Table 17.8	Summary of Semivariogram Parameters for Monterde	61
Table 17.9	PRA Measured Specific Gravities	62
Table 17.10	List of Sub-domains	63
Table 17.11	High Grade Mineral Resource Estimate for Carmen Deposit - Indicated	65
Table 17.12	High Grade Mineral Resource Estimate for Carmen Deposit - Inferred	66
Table 17.13	Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Indicated	66
Table 17.14	Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Inferred	67
Table 17.15	Sample Statistics for Gold and Silver at Veta Minitas	70
Table 17.16	Capping Levels at Veta Minitas	71
Table 17.17	Drill Hole Capped Sample Statistics Veta Minitas	71
Table 17.18	Drill Hole 3-m Composite Statistics Veta Minitas	71

Table 17.19	Summary of Semivariograms for Gold and Silver, Veta Minitas	72
Table 17.20	High Grade Mineral Resource Estimate for Veta Minitas Deposit - Indicated	74
Table 17.21	High Grade Mineral Resource Estimate for Veta Minitas Deposit - Inferred	74
Table 17.22	Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Indicated	75
Table 17.23	Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Inferred	75
Table 17.24	Drill Hole Sample Statistics	77
Table 17.25	Capping Levels	77
Table 17.26	Drill Hole Capped Sample Statistics	77
Table 17.27	Drill Hole 3 M Composite Statistics	78
Table 17.28	Summary of Semivariograms For Gold and Silver, Carótare Project	78
Table 17.29	PRA Measured Specific Gravities Carotare	79
Table 17.30	High Grade Mineral Resource Estimate for Carótare Deposit - Indicated	80
Table 17.31	High Grade Mineral Resource Estimate for Carótare Deposit - Inferred	81
Table 17.32	Total Mineral Resource Estimate (inclusive of High Grade) for Carótare Deposit - Indicated	81
Table 17.33	Total Mineral Resource Estimate (inclusive of High Grade) for Carótare Deposit - Inferred	82
Table 17.34	Base Case High Grade Mineral Resource Estimate for the Carmen,Veta Minitas and Carótare Deposits	82
Table 17.35	Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carótare Deposits	83
Table 18.1	Cut-off Grade Analysis	85
Table 18.2	Pit Optimization Parameters	86
Table 18.3	Design Open Pit Potentially Mineable Mineral Resources	87
Table 18.4	Recommended Pit Slope Angles	88
Table 18.5	Proposed Open Pit Equipment Fleet	89
Table 18.6	Open Pit Production Schedule	89
Table 18.7	Underground Potentially Mineable Mineral Resource	91
Table 18.8	Underground Mine Production Schedule	93

Table 18.9	Life-of-mine Production Plan	94
Table 18.10	Key Process Design Criteria	94
Table 18.11	Summary List of Required Permits	109
Table 18.12	Technical Assumptions for the Preliminary Assessment	115
Table 18.13	Operating Costs	117
Table 18.14	Capital Cost Summary	118
Table 18.15	Life-of-mine Cash Flow Summary	119
Table 18.16	Annual Cash Flow Schedule	120
Table 18.17	Base Case Cash Flow Evaluation	121
Table 18.18	Evaluation of Alternative Price Scenarios	123
Table 19.1	Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carótare Deposits	125
Table 19.2	Base Case Cash Flow Evaluation	126
Table 20.1	Proposed Budget for Pre-feasibility Study	128

List of Figures

Page

Figure 1.1	Mine Production Schedule	4
Figure 4.1	Regional Location Map	13
Figure 4.2	Location Map	14
Figure 4.3	Concessions Map	15
Figure 4.4	Land Status – Core Concessions	16
Figure 7.1	Monterde District Geology and Mineralization	27
Figure 7.2	Carmen Structure Cross-Section 42	27
Figure 7.3	Carmen Stratigraphic Column	28
Figure 11.1	Drill Hole and Cross-section Location Map	37
Figure 14.1	Field Blank Assays	44
Figure 14.2	Silver and Gold Assays of Low Grade Reference Samples	46
Figure 14.3	Silver and Gold Assays of Moderate Grade Reference Samples	46
Figure 14.4	Thompson-Howarth Plot, Duplicate Analyses of Gold Assays	47
Figure 14.5	Thompson-Howarth Plot, Precision of Gold Assays	47
Figure 14.6	Thompson-Howarth Plot, Duplicate Analyses of Silver Assays	48
Figure 14.7	Thompson-Howarth Plot, Precision of Silver Assays	48
Figure 15.1	Adjacent Properties	51
Figure 17.1	Isometric View Looking North Showing Carmen Gold Solid in Green and Cob Gold Solid in Red with Drill Hole Traces	57
Figure 17.2	Isometric View Looking Northwest Showing Carmen Silver Solid in Purple and Cob Silver Solid in Green with Drill Hole Traces	57
Figure 17.3	Isometric View Looking Northwest Showing Carmen High Grade Solid with Drill Hole Traces	58
Figure 17.4	Isometric View Looking Northwest Showing Carmen High Grade Solid with Drill Hole Traces and Surface Topography in Green	58
Figure 17.5	Grade-Tonnage Plot for Indicated Mineral Resource Comparing OK and ID2	68
Figure 17.6	Grade-Tonnage Plot for Inferred Mineral Resource Comparing OK and ID2	68
Figure 17.7	Isometric View Looking Northwest Showing Veta Minitas High Grade Solids in Red and Drill Hole Traces	69
Figure 17.8	Isometric View Looking Northwest Showing Veta Minitas Low Grade Gold Solids in Red and Drill Hole Traces	69

Figure 17.9	Isometric View Looking Northwest Showing Veta Minitas Low Grade Silver Solids in Green and Drill Hole Traces	70
Figure 17.10	Isometric View Looking North	76
Figure 18.1	Design Pit Outline	87
Figure 18.2	Underground Ramp Long Section	92
Figure 18.3	Schematic Processing Flowsheet for the Monterde Project	96
Figure 18.4	Proposed Locations of Tailings and Waste Rock Storage Facilities	98
Figure 18.5	Gold and Silver Prices	114
Figure 18.6	Mine Production Schedule	116
Figure 18.7	Processing Production Schedule	116
Figure 18.8	Net Revenue Forecasts	117
Figure 18.9	Annual Cash Operating Costs	118
Figure 18.10	Life-of-mine Capital Expenditure	119
Figure 18.11	Life-of-mine Cash Flows	121
Figure 18.12	NPV Sensitivity Diagram	122
Figure 18.13	Gold Price Sensitivity Diagram	123

x

The following report was originally prepared by Micon International Limited on behalf of Kimber Resources Inc. (Kimber) on July 16, 2010 and was filed by Kimber on SEDAR (www.sedar.com).  At the request of Kimber, the report was amended effective September 1, 2010 in order for Garth Kirkham, P.Geo., as a co-author of the report and Independent Qualified Person as defined by NI 43-101, to take responsibility for sections authored by non-independent Qualified Persons.  No other changes have been made to the text or content of this report.

1.0 SUMMARY AND CONCLUSIONS

1.1	INTRODUCTION

Micon International Limited (Micon) has been retained by Kimber Resources Inc. (Kimber) to prepare a preliminary assessment and Technical Report under the requirements of National Instrument 43-101 (NI 43-101) on the Monterde gold project in Chihuahua State, Mexico.

The preliminary assessment is based on the mineral resource estimate for the Carmen and Veta Minitas deposits that was disclosed in the report prepared by Micon titled, An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, dated 1 December, 2009 and filed on SEDAR on 8 December, 2009 (Giroux et al., 2009). The present report also presents an updated mineral resource estimate for the Carótare deposit. It should be noted, however, that the preliminary assessment does not consider mining of the Carótare deposit although this will be evaluated in the next phase of work on the project.

The Monterde project consists of 35 mineral concessions held by Kimber through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V., (Minera Monterde). The Monterde gold project has been explored and defined through numerous programs of surface reverse circulation and diamond drilling in the period between 1998 and 2008. A substantial gold-silver oxide deposit known as the Carmen deposit has been defined. The Carmen deposit is potentially mineable by open pit and underground methods. In addition, a smaller nearby deposit known as Veta Minitas has been defined which is also potentially mineable by open pit and underground.

Access to the Monterde project is via paved and gravel roads, approximately 260 km from Chihuahua City, Chihuahua State, Mexico. There is excellent road access within the property. Creel, with a population of 3,200, is the closest main city having a full service infrastructure base. Creel is approximately a 2½-hour automobile drive east-northeast from the Monterde property.

1.2	GEOLOGY AND MINERAL RESOURCES

The Monterde mining district, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.

The mineralization is hosted by Neogene volcanic sequences belonging to the Upper Volcanic Sequence of the large Sierra Madre Occidental volcanic province. The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks. Co-magmatic intrusive rocks are present and are variably altered.

At the deposit scale, the controls on gold-silver mineralization reflect a regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being that no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles.

The base case total resource estimate, inclusive of the high grade estimate is set out in Table 1.1.

Table 1.1
Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carótare Deposits
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Indicated Carótare	2,520	0.75	16.2	60,500	1,310,100
Total Indicated	20,095	1.19	60.2	771,300	38,879,800
Inferred Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Inferred Carótare	2,620	0.63	17.1	45,400	1,234,000
Total Inferred	16,120	1.05	35.8	546,200	18,542,400

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The high grade mineral resource estimates for the deposits are summarized in Table 1.2.

Table 1.2
Base Case High Grade Mineral Resource Estimate for Carmen, Veta Minitas and Carótare Deposits
(At a 3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	3,660	4.19	165.2	492,900	19,440,700
Indicated Veta Minitas	34	4.80	303.2	5,200	331,500
Indicated Carótare	95	4.10	64.1	12,500	195,800
Total Indicated	3,789	4.19	163.9	510,600	19,968,000
Inferred Carmen	1,921	4.40	94.6	271,800	5,845,000
Inferred Veta Minitas	689	4.69	182.8	103,900	4,050,000
Inferred Carótare	85	3.59	57.7	9,800	157,600
Total Inferred	2,695	4.45	116.0	385,500	10,052,600

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

1.3	PRELIMINARY ASSESSMENT

It is planned that the Monterde property will be mined by a combination of open pit and underground methods, with all of the ore being fed to a conventional grinding mill and cyanide leach circuit for the production of gold and silver in doré. Production will come mainly from the Carmen zone with supplemental material being mined from the Veta Minitas deposit. The plan is to produce 1,000 t/d from an underground operation, plus 1,500 t/d from an open pit.

Metallurgical testwork programs were undertaken by Process Research Associates of Vancouver (PRA) and comprised coarse cyanide leach bottle roll and column tests to ascertain heap leach potential, as well as conventional bottle roll and agitation leach tests to investigate agitation cyanide leaching. Other tests undertaken by PRA included gravity separation, flotation and grindability investigations.

The processing plant will incorporate conventional gold and silver recovery processes. A gravity concentrate and precipitate from a Merrill Crowe circuit will be refined onsite to doré bars. Life-of-mine average metal recoveries in the process plant are estimated at 94.2% for gold and 60.87% for silver.

Knight Piésold prepared an assessment of the tailings and waste rock storage facilities and water management plan for this preliminary assessment. The most practical location for waste rock disposal, as close as possible to the open pit, is within the two valleys located southeast of the lowest exit point of the open pit.

Micon has prepared its assessment of the project on the basis of a discounted cash flow model, from which net present value (NPV), internal rate of return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested. The objective of the study was to evaluate the economic potential for development of the project. In order to do so, the cash flow arising from the base case has been forecast, enabling a computation of the NPV to be made. The sensitivity of this NPV to changes in the base case assumptions is then examined.

Micon’s base case evaluation conservatively assumes a constant gold price of $875/oz and a silver price of $14.00/oz over the life-of-mine, compared to 3-year trailing averages of $898/oz and $14.78/oz respectively. As part of its sensitivity analysis (below), Micon tested a range of prices 30% above and below these base case values.

All results are expressed in United States dollars ($). Cost estimates and other inputs to the cash flow model for the project have been prepared using constant 2010 money terms, i.e., without provision for inflation.

Table 1.3 summarizes the main technical assumptions for the project.

Table 1.3 Technical Assumptions

Item	Unit	Value
Resource mined – open pit	000 t	5,195
Waste rock mined – open pit	000 t	71,835
Stripping ratio – open pit		13.83
Resource mined – underground	000 t	5,414
Total ore mined and milled (LOM)	000 t	10,609
Processing rate (steady state, 360 d/y)	t/d	2,500
Ore grade to mill - gold	g/t Au	2.54
Ore grade to mill - silver	g/t Ag	105.5
Gold content	000 oz	867
Silver content	000 oz	35,972
Gold sales (payable)	000 oz	813
Silver sales (payable)	000 oz	21,424
Initial capital cost	$ 000	111,353
Sustaining capital	$ 000	19,214
LOM open pit mining operating cost (average)	$/t mined	1.68
LOM open pit mining operating cost (average)	$/t milled	24.94
LOM underground mining operating cost (average)	$/t milled	39.34
LOM processing, refining & delivery cost (average)	$/t milled	13.88
LOM general & administration cost (average)	$/t milled	0.94
LOM silver by-product credits	$/t milled	(27.65)
LOM total operating costs	$/t milled	19.46

The mine production schedule contemplates a ramp-up in underground production over the first three years of mining to a steady-state level of 1,000 t/d which is then maintained up to Year 9, and then to 1,500 t/d from Year 10 when mining of the open pit is completed.

Open pit production is scheduled at the rate of 1,500 t/d from Year 1 until depletion of the resource in Year 10. Provision is made in the cash flow for pre-stripping of 7 Mt of waste in Year -1, ahead of operating period shown in Figure 1.1. No provision has been made for long-term stockpiling of feed material ahead of the process plant, which is expected to treat material as it mined.

Figure 1.1
Mine Production Schedule

Milling is scheduled to take place at the rate of 2,500 t/d while open pit material is available to supplement the feed from underground. Thereafter, in Years 11 to 14, the processing plant will treat material at the underground mining rate of 1,500 t/d.

1.3.1	Economic Evaluation

The economic evaluation contained in this preliminary assessment is preliminary in nature and uses inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary assessment will be realized. The tonnage of inferred mineral resources used in the mine plan represents 37% of the total life-of-mine mineral resources.

The cash flow forecast assumes that all revenues are received in US dollars, net of doré transport and refining costs.

Table 1.4 summarizes the life-of-mine cash flows for the project.

Table 1.4
Life-of-mine Cash Flow Summary

	LOM total $ 000	$/t Milled	$/oz Gold	$/oz AuEq
Net revenue - gold only	708.7	66.80	871.98	871.98

Mining costs	342.5	32.29	421.48	298.08
Processing costs	147.3	13.88	181.19	128.14
General & administrative costs	10.0	0.94	12.32	8.72
Contingency	.0	0.00	0.00	0.00
Total cash operating cost	499.8	47.11	614.99	434.94
Less silver credits	(293.4)	(27.65)	(360.97)	0.00
Net cash cost	206.4	19.46	254.02	434.94

Capital expenditure	130.6	12.31	160.65	113.62

Net cash flow (before tax)	371.7	35.03	457.31	323.43

Taxation	94.6	8.92	116.44	82.35

Net cash flow (after tax)	277.0	26.11	340.88	241.08

The base case cash flow was evaluated at the selected 8%/y discount rate, as shown in Table 1.5, which also presents the results at discount rates of 5%/y and 10%/y.

Table 1.5
Base Case Cash Flow Evaluation

$ million	LOM Total	Discounted at 5%	Discounted at 8%	Discounted at 10%	IRR %
Net revenue	1,002.1	656.9	522.2	452.2

Mining costs	342.5	227.5	182.4	158.8
Processing costs	147.3	97.6	78.0	67.8
General & administrative costs	10.0	6.4	5.1	4.4
Total cash operating cost	499.8	331.5	265.4	230.9

Cash operating margin	502.2	325.4	256.8	221.3

Capital expenditure	130.6	120.8	115.0	111.2
Net cash flow (before tax)	371.7	204.6	141.8	110.1	24.9

Taxation	94.6	56.9	42.8	35.6
Net cash flow (after tax)	277.0	147.6	99.0	74.4	21.4

The base case cash flow demonstrates that the project is able to provide a robust operating margin of 50% and generates an internal rate of return of 24.9% on a pre-tax basis and 21.4% after tax. At the selected discount rate of 8%/y, the NPVs of these cash flows are $141.8 million and $99.0 million, on a pre-tax and after tax basis, respectively.

Payback on the undiscounted cash flow occurs after 4.1 years, and after 5.3 years at a discount rate of 8%. In both cases, a substantial tail of production remains after payback.

The results of the sensitivity analyses demonstrate that the project is able to generate attractive returns using conservative price assumptions, and can withstand adverse changes of 25% in revenue before NPV8 is reduced to zero. A marked improvement over the base case is noted when using more recent spot prices or the three-year trailing average prices.

1.4	CONCLUSIONS AND RECOMMENDATIONS

Micon concludes that this preliminary assessment of the project demonstrates its potential for economic exploitation and that further development is warranted and recommends that work on the Monterde project is advanced to the pre-feasibility study stage.

In order to do so, specific recommendations are as follow:

  Further exploration drilling, including drilling at depth, and trenching should be undertaken with the objective of increasing the estimates of inferred mineral resources moving the inferred mineral resources in the Carmen and Veta Minitas deposits into the indicated resource category. There is no assurance that these objectives will be achieved.

  Further analysis of underground mining methods should be carried out in order to maximize extraction rates, reduce dilution and losses and optimize the underground and open pit mining tonnages.

  Develop detailed underground mine development and stope layouts for mine planning and scheduling.

  Continue detailed analysis of Owner-operated versus contract mining scenarios.

  Develop a detailed power consumption study in order to determine electrical power requirements and back-up site power generation.

  Develop capital and operating cost estimates to a level of accuracy suitable for a pre- feasibility study.

  An initial, high level economic assessment should be undertaken of the potential for mining the Carótare deposit.

  Condemnation drilling should be carried out on the sites chosen for the administration and processing buildings and for the tailings storage and waste rock storage facilities.

  A plan for further metallurgical testwork should be developed in order to ensure that accurate data are gained for pre-feasibility and feasibility studies, including complete comminution work index determinations, silver leach kinetics and the rheology and deposition of tailings.

  A program of tailings characterization testwork to confirm the anticipated non-acid generating properties should be undertaken.

  Continuation of site geotechnical evaluation work.

  Evaluation of the potential impacts of underground stope voids on the pit slopes. This work may be required in the future together with a review of the final sill pillar and extraction plans for that pillar.

  Determination of potential locations for water wells.

  Baseline environmental programs should be continued.

1.4.1	Budget

The proposed budget for work on the pre-feasibility study is shown in Table 1.6.

Table 1.6
Proposed Budget for Pre-feasibility Study

Item	Description	Area	Metres	$/m	Total ($)
Drilling	Exploration and resource upgrade	Carmen, Veta Minitas	30,000	80	2,400,000
Trenching	Resource upgrade	Carmen	1,000	40	40,000
Condemnation drilling			2,000	60	120,000
Metallurgical testwork and analysis					500,000
Tailings characterization testwork and analysis					200,000
Pre-feasibility study and report[1]					400,000
Preliminary environmental impact assessment					400,000
Total					4,060,000
[1] Includes mine scenario analysis, operating and capital cost estimation, revised mineral resource estimation, mine design and scheduling, power load analysis, geotechnical analysis.

It is planned that work on the pre-feasibility study will be completed by June, 2011. Depending on the results of the pre-feasibility study, a number of recommendations may be made and these may include a program of underground exploration.

Micon concurs with the proposed program for the pre-feasibility study and recommends that it be implemented.

The following report was originally prepared by Micon International Limited on behalf of Kimber Resources Inc. (Kimber) on July 16, 2010 and was filed by Kimber on SEDAR (www.sedar.com).  At the request of Kimber, the report was amended effective September 1, 2010 in order for Garth Kirkham, P.Geo., as a co-author of the report and Independent Qualified Person as defined by NI 43-101, to take responsibility for sections authored by non-independent Qualified Persons.  No other changes have been made to the text or content of this report.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Micon International Limited (Micon) has been retained by Kimber Resources Inc. (Kimber) to prepare a preliminary assessment and Technical Report under the requirements of National Instrument 43-101 (NI 43-101) on the Monterde gold project in Chihuahua State, Mexico.

The preliminary assessment is based on the mineral resource estimate for the Carmen and Veta Minitas deposits that was disclosed in the report prepared by Micon titled, An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, dated 1 December, 2009 and filed on SEDAR on 8 December, 2009 (Giroux et al., 2009). The present report also presents an updated mineral resource estimate for the Carótare deposit. It should be noted, however, that the preliminary assessment does not consider mining of the Carótare deposit although this will be evaluated in the next phase of work on the project.

The Monterde project consists of 35 mineral concessions held by Kimber through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V., (Minera Monterde). The Monterde gold project has been explored and defined through numerous programs of surface reverse circulation and diamond drilling in the period between 1998 and 2008. A substantial gold-silver oxide deposit known as the Carmen deposit has been defined. The Carmen deposit is potentially mineable by open pit and underground methods. In addition, a smaller nearby deposit known as Veta Minitas has been defined which is also potentially mineable by open pit and underground.

The qualified persons for the present report are:

Gary Giroux, P.Eng., Giroux Consultants Ltd.

Michael Godard, P.Eng., Micon International Limited

Richard Gowans, P.Eng., Micon International Limited

Jeremy Haile, P.Eng., Knight Piésold Ltd.

Christopher Jacobs, CEng., Micon International Limited

Garth Kirkham, P.Geo., Kirkham Geosystems Ltd.

James Leader, P.Eng., Micon International Limited

The certificates of these individuals, which show their respective areas of responsibility for this report, are provided in Section 23.

Property site visits were conducted as follows:

Gary Giroux	September 28 to October 1, 2004; April 23 to 27, 2007. June 22 to 26, 2009.
Richard Gowans	September 28, to October 1, 2004.
Jeremy Haile	March 24 to 25, 2010.

All units are stated in the metric system and currency values are expressed in United States dollars, unless otherwise indicated.

Table 2.1 provides a list of abbreviations used in this report.

Table 2.1
List of Abbreviations

Abbreviation	Term
°	degrees
°C	degrees Celsius
%	percent
$	United States dollar(s)
3D	three dimensional
ABA	acid base accounting
Ag	silver
Au	gold
AuEq	gold equivalent
az	azimuth
CCD	counter current decantation
cfm	cubic feet per minute
cm	centimetres
DD	diamond drill
g	gram(s)
gpm	gallons per minute
GPS	Global Positioning System
g/cm3	grams per cubic centimetre
g/mL	grams per millilitre
ha	hectare(s)
ICP	inductively coupled plasma
ID2	inverse distance squared
in	inch(es)
IRR	internal rate of return
IVA	Impuesto Valor Agregado
kg	kilogram(s)
km	kilometres
km/h	kilometers per hour
kV	Kilovolt(s)
kVA	kilovolt ampere(s)

Abbreviation	Term
kW	kilowatt(s)
kWh	kilowatt hour(s)
kWh/t	kilowatt hours per tonne
L	litre(s)
LHD	load haul dump
LOM	life-of-mine
m	metres
m/s	metres per second
m3	cubic metres
mL	millilitres
mm	millimetres
Mt	million tonnes
MVA	megavolt ampere(s)
MW	megawatt(s)
NPV	net present value
NPV8	Net present value at discount rate of 8% per year
NSR	net smelter return
Ordinary Kriging	OK
oz	ounces
QA/QC	quality assurance/quality control
ppm	parts per million
psi	pounds per square inch
RC	reverse circulation
RMR	rock mass rating
t	tonne(s)
t/d	tonnes per day
t/m3	tonnes per cubic metre
UCS	unconfined compressive strength
V	volt(s)
W/m2	watts per square metre

3.0 RELIANCE ON OTHER EXPERTS

An informal review of mineral title, ownership, and the now-exercised options that Kimber, through its wholly owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V., had with the then owners of the Monterde and El Coronel mineral concessions was completed by Burgoyne (2004). However, Micon has not conducted a formal legal mineral title and ownership review as this is outside the expertise of Micon. Kimber obtains periodic title opinion from its Mexican legal counsel confirming title in the name of Minera Monterde, the most recent opinion being dated March 8, 2010. Kimber provided the information on environmental liability in Section 4.0 and those of Surface Rights in Section 4.3. Micon does not take responsibility for such information provided in these aforementioned sections.

This report is intended to be used by Kimber subject to the terms and conditions of its contract with Micon. That contract permits Kimber to file this report as an NI 43-101 Technical Report with the Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report is based on an extensive technical review and discussion of information that was available. This report is believed to be correct at the time of preparation. It is believed that the information contained herein will be reliable under the conditions and subject to the limitations herein.

4.0 PROPERTY DESCRIPTION AND LOCATION

The following description of the property and its location has been extracted from Giroux et al., 2009.

The Monterde project is located in Guazapares Municipality in the Sierra Madre Mountains of southwestern Chihuahua State approximately 260 road kilometres southwest of Chihuahua, Mexico and approximately 35 km from San Rafael. The property is 70 km northwest of Goldcorp’s El Sauzal project and 70 km southeast of the past producing Ocampo mining district. See Figure 4.1, Figure 4.2 and Figure 4.3. The mineral concessions comprising the property are located between Universal Transverse Mercator co-ordinates 781,000 to 811,000 east 3,035,000 to 3,060,000 north.

     Figure 4.1
Regional Location Map

The property consists of the Monterde concessions, the El Coronel concessions, the staked concessions and the San Francisco concession described in Table 4.1 and located as shown in Figure 4.3 and Figure 4.4. Kimber controlled land totals 29,296 ha.

Kimber has advised Micon that it is not aware of any environmental problems or environmental liabilities that affect the property. It should be noted that the mineralizing system at Monterde is of low sulphide content, as only trace amounts have been observed in hand specimens, and thus do not provide the opportunity for acid water generation. There are a dozen or more shafts, raises, open adits, and caved adits on the Carmen (the old Monterde mine), Veta Minitas and Carótare deposits, which can be up to several metres in depth. All known underground openings (shafts and tunnels) have been identified and properly closed off by fencing and/or capped. Known tunnels have been secured with locked gates and known shafts and glory holes have been fenced with barbed wire and capped with logs. The existing excavated waste material has, for the most part, been overgrown by native vegetation.

Permitting for reverse circulation and core drilling is in place to May, 2012 for all of the active exploration areas, Carmen, Carótare and Veta Minitas.

4.1	MONTERDE CONCESSIONS

The Monterde concessions are divided into four groups, all of which are owned 100% by Kimber as of August 9, 2005, the final semi-annual payments having been made on that date. The concession names, concession numbers, concession type, areas, and expiry dates are set out in Table 4.1.

Figure 4.2
Location Map

Mineral concessions in Mexico are defined by metes and bounds relative to a physical monument (cairn) located by a licensed surveyor. The location of the monument and the metes and bounds of the concession perimeter are listed in the official title document. The total concession area and the details of the key concessions are illustrated in Figure 4.3 and Figure 4.4.

Figure 4.3
Concessions Map

Figure 4.4
Land Status – Core Concessions

3,059,000 N
13a
14
13d
25
7
23
Ejido OCOVIACHI
Ejido MONTERDE
15
5a
5c
24
5d
9
5b
13c
16
17
22
4
1
2
784,000 E
791,000 E
21
8
12a
6
12b
11
10
13a
18
19
Carmen Resource area
Veta Minitas
Resource area
9
Carotare Resource area
3,052,000 N

KEY:

STAKED MINERAL CONSESSIONS
- 7 - DAKOTA
- 8 - STRATUS
- 9 - RUBIA
- 10 - RUBIA FRACTION-1
- 11 - RUBIA FRACTION-2
- 12a - LOS ABUELOS FRAC OESTE
- 12b - LOS ABUELOS FRAC ESTE
- 13a–c - RUBIA 2,3&4
- 13d - RUBIA 2 FRACCION 2
- 13e-g RUBIA 5 FRACCION 1,2&3

EL CORONEL MINERAL CONSESSION
- 14 - LA MALINCHE
- 15 - LA FLOR DE ORO
- 16 - MONTANA DE ORO
- 17 - LA BONANZA
- 18 - VENADITO II
- 19 - BOLA DE ORO
- 20 - SAN CRISTOBAL
- 21 - MERLIN
- 22 - EL CARMEN
- 23 - LA VERDE
- 24 - LA MORENA

MONTERDE MINERAL CONSESSION
- 1 - LOS HILOS
- 2 - MONTE VERDE
- 3 - EL CARMEN
- 4 - EL CARMEN II
- 5a-d - A. DE GUAZAPARES
- 6 - AMPLIACION GUADALUPE

SAN FRANCISCO MINERAL CONSESSION
- 25 - SAN FRANCISCO

Modified from Hitchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 4 - 4

July 2010

4.2	EL CORONEL CONCESSIONS

The El Coronel concessions comprise 11 concessions. The concession names, concession numbers, areas, and expiry dates are set out in Table 4.1. By an exploration and option to purchase agreement dated August 14, 2001 Compañía Minera El Coronel, S.A. de C.V. (El Coronel) granted to Minera Monterde the exclusive exploration rights and option to purchase the El Coronel concessions for the period ending July 31, 2006. By Sale and Purchase of Mining Concessions Agreement dated September 8, 2003, Minera Monterde acquired title to the El Coronel concessions, subject to reconveyance in the event of a failure to make the remaining purchase payments, the last of which, US$383,000 was paid on August 14, 2006.

4.3	STAKED CONCESSIONS

The staked concessions consist of 14 mineral concessions that were staked for and are owned 100% by Minera Monterde. The concession names, concession numbers, areas, and expiry dates are set out in Table 4.1.

Table 4.1
Monterde Property Listing of Concessions

Concession Name	Title Number	Title Type	Area in Hectares	Expiry Date (mo/day/year)
Monterde Concessions
Group 1 Concessions
Monte Verde	209794	Mining	26.0000	08/08/2049
Los Hilos	209793	Mining	6.0000	08/08/2049
El Carmen[1]	210811	Mining	11.0000	11/29/2049
El Carmen II	209795	Mining	22.0000	08/08/2049
Group 2 Concessions
Anexas de Guazapares	212541	Mining	20.0000	10/30/2050
Anexas de Guazapares	212552	Mining	18.8947	10/30/2050
Anexas de Guazapares	212542	Mining	9.7535	10/30/2050
Group 3 Concessions
Anexas de Guazapares	112692	Mining	90.0000	04/08/2011[2]
Group 4 Concessions
Ampliacion Guadalupe	226011	Mining	59.0799	11/14/2055
El Coronel Concessions
La Bonanza	192039	Mining	98.2751	12/18/2041
Montaña de Oro	205334	Mining	183.0045	08/07/2047
La Verde	217341	Mining	195.0000	07/01/2052
La Flor de Oro	217342	Mining	148.1485	07/01/2052
San Cristóbal	217344	Mining	196.1159	07/01/2052
El Carmen[1]	217345	Mining	10.8835	07/01/2052
Merlin	217346	Mining	3.9176	07/01/2052
La Morena	217348	Mining	53.5533	07/01/2052
La Malinche	217347	Mining	248.1107	07/01/2052
Bola de Oro	216991	Mining	100.6203	06/04/2052
Venadito II	217349	Mining	167.8195	07/01/2052
Staked Concessions[3]
Stratus	219869	Mining	45.1100	04/24/2053
Dakota	219107	Mining	74.2600	02/06/2053

Concession Name	Title Number	Title Type	Area in Hectares	Expiry Date (mo/day/year)
Rubia	223447	Mining	780.4720	01/10/2055
Rubia Fraccion 1	223448	Mining	23.4900	01/10/2055
Rubia Fraccion 2	223449	Mining	0.4950	01/10/2055
Los Abuelos Frac Oeste	218532	Mining	0.9416	11/21/2052
Los Abuelos Frac Este	218533	Mining	0.1974	11/21/2052
Rubia 2	226555	Mining	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	Mining	1.0214	01/26/2056
Rubia 3	226371	Mining	15,258.0241	01/12/2056
Rubia 4	226372	Mining	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	Mining	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	Mining	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	Mining	35.2419	01/25/2056
San Francisco Concession[3]
San Francisco	216013	Mining	30,000	04/01/2052
Total Area (ha)			29,296.4095

[1] Claim #217345 (El Carmen) is a separate concession from claim #210811 (El Carmen) under the Group 1 heading.
2 A 50-year extension is under application.
[3] Registered in the name of Minera Monterde S. de R.L. de C.V.

4.4	MONTERDE SURFACE RIGHTS

The land area encompassing the Monterde property is subject to ejido-controlled surface rights. Surface rights to the land required for mine development of the Group 1, Group 2, Group 3 and Group 4 concessions belong to the Ejido Monterde.

An Ejido is a legal entity incorporated under, and governed by, the Federal Agrarian Act of Mexico and endowed with land by executive order issued by the Federal Government of Mexico. Ejido land is classified into land-in-common use, land for residential use and land individually assigned to Ejido members for private ownership. Under the 1992 amendments to the Federal Agrarian Act, an Ejido is entitled to enter into business ventures with other persons and/or assign individual ownership of the land-in-common use to a third party.

An agreement is in place, the “Ejido agreement”, between Minera Monterde and the local community with respect to the right for total access and undertaking of all activities and surveys during exploration, mine development, and mine production on the concessions on the Ejido Monterde, on which all resources are located. A similar agreement has been reached, subject to formalization, with the adjacent Ejido Ocobiachi to cover use of their lands during exploration, mine development and mine production and to cover the eventuality of any resource expansion and lands required for development purposes. The respective ejido boundaries are shown on Figure 4.4.

By agreement (an Ocupación Temporal) dated July 13, 2003, as amended from time to time, between Minera Monterde and the Ejido Monterde the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico. The areas to be used for exploration and mining presently covers a total of 11,007 ha of land.

By agreement (an Ocupación Temporal) dated May 7, 2006 between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico. Prior to that, Minera Monterde has the obligation to provide community services to the ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than $40,000 per year. The areas to be used for exploration and mining presently cover a total of 2,184 ha of land. Procedural omissions in the manner in which of the Ejido called the meeting to approve the May 7, 2006 agreement necessitate the calling of a new meeting and the ratification of the existing agreement or the approval of a new agreement. The meeting for this purpose has not yet been called.

An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use. The Agreements have been accepted and registered in the Registro Agrario Nacional, the government land registry.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The following description has been extracted from Giroux et al., 2009.

5.1	ACCESS

Access to the Monterde project is via paved and gravel roads, approximately 260 km from Chihuahua City, Chihuahua State, Mexico. Travel from Chihuahua City is via state Route 16 to La Junta, turn south at La Junta to San Pedro, south from San Pedro to Creel. From Creel, take the paved Divisadero Highway to San Rafael. Through the town of San, Rafael, population 1,200, travel 11 km on a good gravel road to the Temoris Junction. At the junction, turn right or northwest; continue on this gravel road for approximately 20 km to an old wooden sign, turn left at the sign off the main road. Travel 6 km to the site.

There is excellent road access within the property, particularly in the area of defined mineral resources and projected extensions.

The Chihuahua el Pacífico Railway, completed in 1962 and linking Los Mochis on the Pacific coast with Chihuahua, passes through San Rafael 35 km from the project.

Creel, with a population of 3,200, is the closest main city having a full service infrastructure base. Creel is approximately a 2½-hour automobile drive east-northeast from the Monterde property.

5.2	PHYSIOGRAPHY

Elevations in the Monterde district range from 2,000 m to over 2,400 m. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. Topography, although locally steep, is quite accessible by local property roads and is amenable for year round exploration and development.

5.3	FLORA AND FAUNA

The Monterde area is forested with a variety of conifers of which the predominant species is Ponderosa pine. Arbutus or madrone sp. is locally seen. Other tree species include oak, alder and various poplars. Shrubs include manzanita, magnolias, wild rose and numerous additional plants. Two plant types of limited distribution are maguey sp. and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer. Cougars, bobcats and ubiquitous coyote represent the carnivorous animals. Reptiles include rattlesnakes, king snakes and bull snakes and corn snakes. Lizards exist in abundance.

5.4	CLIMATE

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, snow may accumulate to depths of one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs may reach 0oC to 20oC, morning lows range between -20oC and 5oC. Temperatures during the summer, or rainy season, are moderate and range from 10oC to 20oC.

The rainy season typically begins in May or June and continues until late September to October. Roads are passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms is dependent on the severity of the hurricane season in the eastern Pacific Ocean. The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental. Spring and fall are generally cool and mild.

5.5	ACCESS RIGHTS AND INFRASTRUCTURE

Kimber has an agreement with the local community and surface land holders with respect to the right to access in respect to the undertaking of all types of exploration, development, and mining on the concessions. Giroux et al. did not note any houses or buildings over the known resource area (Giroux et al., 2009).

Numerous annual streams are present and water supply should not be a problem. As indicated above, Creel is the main city for supply and infrastructure in the area. Between Creel and other small towns, including San Rafael, the employment of adequate mining personnel should not present a problem.

There is a major electrical power line that was constructed in 2000, about 30 km due south of the Monterde project area. This power line is apparently a major high voltage line that is being constructed east-west through Chihuahua State to service rural communities and will eventually end up on the Pacific coast of Mexico. A power line was constructed from San Rafael to the Palmarejo mine of Coeur d’Alene Mines Corporation in 2008 and passes within 8 km of the Monterde property. A low tension power line is in the process of being constructed that will bring electrical power to the community of Monterde, among others.

A modern standard gauge rail line, the Chihuahua el Pacífico Railway, is located some 30 road-kilometres from the Monterde project. This rail line links the city of Chihuahua to numerous communities through the Sierra Madre Mountains and to Los Mochis on the Pacific Ocean. The railway was completed in 1962. The line, which was previously a government-owned operation, is now operated by Ferrocarril Mexicano, a private rail operator in Mexico. Rail car capacity is stated to be 120 t between Los Mochis and Creel, slightly higher between Creel and Chihuahua.

6.0 HISTORY

The following description has been extracted from Giroux et al., 2009.

6.1	HISTORIC MINE PRODUCTION AT MONTERDE

Historic production of gold and silver ores from the Monterde underground mine took place between 1937 and 1944. Total ore production has been estimated at 68,000 t grading 19.29 g/t gold and 311.5 g/t silver. The mining cut-off grade is believed to have been approximately 15.0 g/t gold. All of the ore produced was oxide in nature. Historic mining depths were greater than 250 m vertical. Production was from two underground mines located on two separate shears, Carmen and Los Hilos, separated by an east-west distance of 150 m.

The larger of the two mines was centred on the Carmen Shear. Production was accessed from three main levels with stopes on four high grade ore shoots. The stoped areas vary in strike length from 30 m to over 90 m. Down dip extent of the stopes ranges from 60 m in the Number 2 “ore body” to over 250 m in the Number 3 “ore body”. The average stope width was 2 m, although drilling has encountered stopes as wide as 6 m true width. The smaller mine was located on the Los Hilos Shear. The Los Hilos mine was stoped along a strike length of 45 m, but no down dip extent is given. Stope widths on the Los Hilos Shear averaged 2 m wide.

The ore was processed in a 25 ton per day mill consisting of a primary jaw crusher, secondary crusher of unknown type and a ball mill. Gold and silver were extracted through cyanidation. The recovery method of the precious metals from the cyanide solution is unknown. Based on the historic production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90%. The historic silver recovery is estimated at 65% to 70%.

Historic data state that the mining operation shut down due to a variety of factors which did not include lack of ore. These included the difficulty of obtaining spare parts for mills, drills, hoists, and other key mining components, and the absence of working capital which hindered improvement and repairs of the mine and mill complex. All of the mining effort was directed at production and maintaining cash flow, resources and reserves were not replaced. Clarence King, the operating mine manager, in 1943 estimated that one single “reserve block”, the Number 4, located on and adjacent to the existing mine levels contained 700,000 t grading 6 g/t gold and 75 g/t silver. This block was well below the mine’s cut-off grade of 15 g/t gold. The estimated tonnage and grade of this block was based on sampling of the adjacent drift and stope backs and ribs and, at the time, could have been classified as an indicated resource. The block has dimensions of 85 m dip length, 150 m strike and 30 m wide. This historic “reserve block” estimated by King does not meet current standards for the reporting of mineral resources and mineral reserve standards and is provided for information purposes only.

6.2	EXPLORATION 1994 THROUGH 1999

Modern exploration of the Monterde Mine began in 1994 when Pandora Industries Inc. (Pandora) of Vancouver, B.C., optioned the property. Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, B.C. and commenced surface exploration of the Monterde district. The joint venture mapped and sampled the area of the Carmen and Los Hilos Shears. Reconnaissance geological mapping was conducted at a scale of 1:5000. Surface sampling included hand dug trenches over the two shear zones with sampling at 3-m intervals perpendicular to their strike. The trench spacing was a nominal 50 m. Minor sampling was completed underground.

The joint venture was dissolved in 1996 prior to initiation of a drill program. The property lay dormant until June, 1998 when Golden Treasure Explorations Inc. (Golden Treasure) of Vancouver, B. C., optioned it. Results of the 1998 summer exploration program were positive and drilling was recommended. By late October, 1998, drilling permits were in place and the local community property owners group, the Monterde Ejido, had signed an exploration access agreement. Drill road and pad construction was started in mid-November and reverse circulation drilling commenced in early December, 1998. Approximately 760 m of drilling in eight drill holes were completed by Tonto Drilling, out of Hermosillo, Mexico. This drill program was the first carried out on the Monterde property.

Assay results were favourable and encouraging and a recommendation to drill additional holes was the program outcome. However, for reasons related to market conditions, Golden Treasure did not have the financial resources to continue exploration of the property. In late summer 1999, Golden Treasure defaulted on the property option agreement with the Mexican property vendors and relinquished control of the Monterde property.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde concessions.

Option agreements between Minera Monterde and the owners were signed in February, 2000.

6.3	KIMBER RESOURCES INC.

Kimber began exploration at the Carmen deposit in November, 2000. Exploration has been almost continuous between 2000 and 2009. To date, Kimber has drilled 620 reverse circulation holes for 129,269 m and 166 core holes for a total of 42,253 m. The majority of the drilling was centred on Carmen but significant drilling was carried out on the satellite deposits of Veta Minitas, Carótare, El Orito and de Nada, as well as several geotechnical holes and water wells.

Drilling at Carmen was undertaken at approximately 25-m centres and has defined the host structure over a strike length of greater than 600 m. Additional subsidiary, mineralized structures have been defined including Hilos, Cob and Splay 1, among others. Most of the geological work was under the supervision of Mr. Alan Hitchborn and Mr. Robert Longe until November, 2007 when responsibility was transferred to Mr. P.H. (Marius) Maré. Table 6.1 summarizes the drilling statistics on the Monterde property.

Table 6.1
Monterde Property Drilling Statistics

Location	RC Drilling		Core Drilling
	Metres	Number of Holes	Metres	Number of Holes
Carmen	99,035	467	31,452	121
Carmen geotechnical			1,472	7
Carotare	14,441	68	3,768	17
Veta Minitas	10,702	53	2,687	8
De Nada	420	2
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells	1206	14
Total	129,269	620	42,253	166

The reader is referred to Giroux et al., 2009 for more detail on historical exploration activities.

7.0 GEOLOGICAL SETTING

The following has been extracted from Giroux et al., 2009, to which the reader is referred for more detail.

7.1	REGIONAL GEOLOGY

The Sierra Madre Occidental mountain range is a region of northwest-trending volcanic-intrusive centres and scattered calderas approximately 1,250 km long and 250 km wide, Tertiary to Late Cretaceous in age. The geology is notable for the great thickness of pyroclastics ranging in size from dust to boulder tuffs on an andesite basal unit, all on a basement of Jurassic marine sediments. The Sierra Madre Occidental mountain range is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults.

Three crudely defined stratigraphic units comprise the lithologic sequences. The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence (LVS), approximately 1,000 m thick. The LVS is unconformably overlain by a thick series of latitic tuffs, the Upper Volcanic Sequence (UVS). These units are Tertiary, possibly Oligocene in age.

7.2	PROPERTY GEOLOGY

The Monterde mining district, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.

The mineralization is hosted by Neogene volcanic sequences belonging to the Upper Volcanic Sequence of the large Sierra Madre Occidental volcanic province, considered one of the largest silicic provinces worldwide. The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks. Co-magmatic intrusive rocks are present and are variably altered.

The volcanic complex is localized at the intersection of two regional-scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement. At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being that no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles. The mapped alteration assemblages and quartz vein morphology suggest that the Carmen deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrate low values for arsenic and antimony.

The Carmen deposit is oxidized to at least 300 m vertical depth. Figure 7.1 presents the generalized geologic map of the Monterde district. Figure 7.2 is a geological cross section through the Carmen deposit and adjacent area, and Figure 7.3 is a stratigraphic column for the Monterde area. The Carótare deposit, situated 400 m lower than the other two deposits reported on is less oxidized, with frequent observations of sulphides, chiefly pyrite noted in drill logs and mapping

7.3	LITHOLOGY

The volcanic complex that hosts the Monterde district is composite in nature. The geology of the Carmen deposit is largely defined by the emplacement and cooling of two lava dome structures which constitute most of Telegraph Hill and Veta Minitas Hill to the north and west of the Carmen deposit. The various lithological units exposed within the deposits suggest that the dome structures developed in at least two different episodes of magmatism, one early in the evolution of the domes and a later episode possibly related to magma recharge. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks.

Discussion of the compositional classification of the following lithologies is based on hand sample description and petrographic studies.

7.3.1	Intermediate Rocks

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks. Phenocryst content consists of plagioclase euhedra, and well-formed hornblende phenocrysts. The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered. Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and, perhaps, minor tuffaceous rocks.

7.3.2	Tuffaceous Rocks

Overlying the basement andesite is a series of three tuffaceous lithologies. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable. Measured dips on the tuffs are gentle, 5o to 10o southeast. This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde district.

Figure 7.1
Monterde District Geology and Mineralization

Figure 7.2
Carmen Structure Cross-Section 42

Figure 7.3
Carmen Stratigraphic Column

7.3.3	Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization

Outcrop of pre-mineralization feldspar quartz porphyry intrusive is present west and northwest of the Carmen deposit. This lithology occurs as plugs and dikes intruding the tuffaceous lithologies.

Plagioclase biotite intrusive crops out northeast of the Carmen deposit.

The pre-mineralization intrusives are variably altered. The most notable alteration style is hematization of the groundmass. Sericite is seen to replace plagioclase phenocrysts on occasion. In drill holes, these rocks are pervasively altered showing quartz vein stock works, intense argillic alteration, extensive iron oxides and host gold and silver values.

7.3.4	Obsidian

Obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen deposit. The obsidian dikes are plainly post-mineralization as drill holes which cut the obsidian contain no gold and alteration is lacking.

7.4	STRUCTURE

The controls on mineralization of the Carmen deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range. The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields. The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde district is located at a structural intersection. Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast. These features have been ‘ground truthed’ via mapping at 1:5000 scale.

Primary structural control of the Carmen deposit is a northwest-striking, southeast-dipping shear zone with both right lateral movement and normal displacement. The setting is in a half-graben or pull-apart basin. Splays branching off the main shear are evident and are related to the extension of the half-graben. The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

Several parallel northwest trending structures that are now included in the Carmen deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, Cob and Cocos. The Los Hilos vein system comprises a series of thin quartz veinlets oriented northwest-southeast and dipping near vertical. The Los Hilos vein system is less continuous than Carmen and can be traced for more than 300 m. Los Hilos is characterized by a 2-m wide silicified zone bordered on both sides by argillic alteration. Further to the east, the Cob fault is defined by well-developed fault planes associated with strong oxidation and argillization that can be traced for more than 300 m.

As a generalization, the mineralized structures parallel the Carmen trend, approximately 290-295o, and dip steeply northerly from 69-85°, and the splays trend 342 to 348°, dipping steeply to the east. These shears are well documented by surface and underground mapping and contain several parallel vein structures containing gold-silver mineralization. The Veta Minitas deposit, located 250 m southwest of Carmen deposit, features structural control dominated by a northwest striking, right lateral shear zone. This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend. Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear. The Carótare zone of mineralization, located 2 km west of the Carmen deposit, is controlled by a westerly to northwesterly trending shear zone.

8.0 DEPOSIT TYPE

The following has been extracted from Giroux et al., 2009.

Based on the host lithologies and mapped alteration assemblages, the Monterde property is classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver deposit. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime. Compared to other deposits hosted in similar geologic settings, the down dip extent of the Carmen deposit could be greater than 500 m.

9.0 MINERALIZATION AND ALTERATION

The following has been extracted from Giroux et al., 2009.

The mapped alteration styles of the Monterde area characterize it as a low sulphidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event. The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays. The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage. The areas of alteration define zones of potentially economic gold-silver mineralization including the Carmen, Veta Minitas, and Carótare deposits.

The following discussion is based on hand sample petrology (Hitchborn and Richards, 2001) as well as thin section and polished thin section petrography (Quirt and Shewfelt, 2005, Northcote, 2002, and McLeod 2003). The presence of phyllic alteration, capped by argillic alteration and crosscut by multiple silica events, suggests alteration patterns comparable to alteration zoning seen in other low sulphidation, epithermal gold-silver districts.

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Veta Minitas shear zones. Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies. Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents. Propylitic alteration does not host gold and silver mineralization.

Silicification or silica replacement occurs in two contexts of economic significance: large areas of white to light-grey pervasive silica flooding that forms resistant cliff-like outcrops, and is generally unmineralized, and more structurally localized silicification and quartz veining that is found in the mineralized structures.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Veta Minitas shear zones. This style of phyllic alteration, which manifests as sericite replacement of phenocryst plagioclase, may be related to the lead-zinc mineralization. Phyllic alteration also occurs as cross-cutting, fracture-controlled coatings of mixed sericite-illite. This implies that two separate phyllic events are present. Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling. These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is noted as fracture fillings, stains, and disseminated. Rock chip sampling and drilling establishes that silica hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite. Hematite is defined as dark red stain or coating on rock surfaces and pervasively, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides. Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low. Gold is not associated with massive (i.e. unbrecciated) silicification.

No visible gold is seen in hand specimens but has been observed in polished sections in 1 to 5 micron particles as noted in Northcote (2002), and as electrum McLeod (2003). Silver has been seen as 30-40 micron rounded masses of acanthite (low temperature argentite) within the volcanic matrix, and as silver sulphosalts in micron-sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite) usually associated with silica encapsulation. There is no known placer gold associated with the Monterde district.

10.0 EXPLORATION

The following has been extracted from Giroux et al., 2009 to which the reader is referred for more detail.

There has been considerable work carried out on the Monterde property and in particular on the three principal areas being Carmen, Veta Minitas and Carótare. Kimber has conducted, among other geologic and engineering procedures, surface sampling, mapping and several exploratory drill programs. The surface sampling and mapping show geologic formations that indicate the presence of gold and silver mineralization. Kimber’s exploration drilling program has provided good results for gold and silver mineralization in potentially large areas.

10.1	MONTERDE - CARMEN

A total of 595 drill holes totalling 131,959 m have been drilled on the Carmen deposit to date (see Table 6.1).

During April, 2008 a diamond drill rig capable of drilling to depths in excess of 800 m was mobilized to the Monterde property. A total of 18 holes were completed between April and July, 2008 including two holes for grade comparison with previous reverse circulation drill holes. A total of 8,023 m of core was drilled at Carmen between April and July, 2008. The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

The results of a number of the holes drilled in the 2008 program at Carmen showed that high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than previously drilled.

During 2008 and 2009 the principal focus on the Carmen deposit has been the compilation of all geologic data to better understand the geological controls for preparation of resource estimates and on the distribution of high and low recovery zones for silver within the deposit. This work along with all drill data is the basis for the revised mineral resource estimate for the Carmen zone.

10.2	MONTERDE - VETA MINITAS

Veta Minitas is located approximately 250 m south-west of the Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows, the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification. The mineralization occurs in two main zones, known as Central and East.

To date, 13,389 m and 61 holes have been drilled on Veta Minitas. The two diamond drill holes drilled in July 2008, for a total of 936 m, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes. The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, in addition to those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth.

10.3	MONTERDE - CAROTARE

The Carótare deposit is located about 1.5 km west of Carmen. There have been 85 holes completed using RC and diamond core drills, totalling 18,209 m, drilled on Carótare to date. The Carótare deposit occurs approximately 800 m stratigraphically below Carmen and is hosted in the tuff breccia which also hosts a significant portion of the Carmen deposit in its upper portion. Mineralization is characterized by high grade gold associated with base metal sulphide mineralization. A significant zone of high grade mineralization has been discovered on the central part of the grid.

10.4	MAPPING

In early 2009, Kimber initiated a new program of detailed mapping and sampling on the Carmen deposit area followed by a regional mapping and sampling program within a 4-km radius of Carmen. The focus of the detailed mapping was to define the structural control of the Carmen mineralization as well as the associated alteration halo. A program of sampling was carried out on all outcrops and road cuts within the Carmen area.

Locally and regionally the area has been affected by regional extension resulting in the development of northwest oriented faults. Regional scale lineaments are observed on satellite images having an approximate strike of azimuth 310° with subsidiary structures with strikes of 310° to 340° including the Minitas and Cob structures. The main structures at Carmen, including Carmen and Hilos, have strikes of 290° to 330°. The Carmen structure is developed as a zone of extensional faulting between Minitas and Cob with a strike extension of 700 m with a right lateral displacement.

A program of regional mapping and sampling was initiated after the completion of the detailed mapping and sampling at Carmen. The area of focus was a radius of 4 km around Carmen with special emphasis on the pre-mineralization stratigraphy. The goal of this program was to define the limits of the pre-mineralization rocks and to explore for zones of mineralization and alteration that could be targeted for future exploration.

11.0 DRILLING

The following has been reproduced from Giroux et al., 2009. The description of drilling is also applicable to the Carótare deposit which was not included in that report.

11.1	REVERSE CIRCULATION DRILLING

Reverse circulation (RC) drilling uses percussion drilling with removal of rock chips within the drill pipe column. At surface, the cuttings coming from the centre tube are diverted to the sampling equipment. RC holes are started dry, but normally are completed “wet” when moisture in the ground near the water table causes the cuttings to cake. With deep holes in saturated ground, as at Monterde, backpressure from inflowing ground water may reduce the hammer’s efficiency and greatly slow production. With this equipment, holes have been satisfactorily completed to 300 m depth, the limit of drills employed.

The drilling, by Layne Drilling of Hermosillo, Mexico, was conducted with two reverse circulation PD 1500 drill rigs. To minimize drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 m long versus a truck mounted rig length of approximately 20 m. The compressor capacity of the drill rigs was rated at 750 cfm/350 psi (cubic feet per minute/pounds per square inch) for one and at 900 cfm/350 psi for the other. A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.

All drill hole collars were surveyed using a differential global positioning system (DGPS) with a horizontal and vertical accuracy of generally less than ± 20 cm. Drill hole deviation was measured by a gyroscope-based unit manufactured by Silver State Surveys Inc. The precision of this type of instrument is 0.1° in azimuth and dip. Field accuracy is estimated to be ± 1-2°.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20-L buckets. All sampling equipment was washed with water prior to the next sample split.

The reverse circulation drilling on the Carmen deposit since the 2005 mineral resource estimate was directed at infill drilling on previously defined zones to approximately 25 m spacing, and extension of the drilling pattern to the south to test the southern limits of the deposit.

The entire assay data from all drill holes drilled (assays received to September, 2008) on the Carmen deposit was incorporated into the current estimate. Basic investigative statistics, including gold and silver grade histograms, probability plots, and sample quality control and quality assurance statistical analysis have been gathered. See Sections 12 to 14.

The drill-hole collar data are listed in Appendix 1 [see Appendix 1 of Giroux et al., 2009], with details on drill-hole locations, lengths, azimuths, dips, and collar elevations presented.

The bulk of RC drill holes on the Carmen deposit have been drilled generally on a 225o azimuth to cut the generally 315o trend of the Carmen and associated structures. A second series of RC holes, the Dome Fault series are oriented on azimuth 160o to test mineralized bodies on the various Dome Fault and parallel structures.

In addition to the mineral sampling, 14 vertical RC holes numbered WEX-1 to 14 were drilled for water exploration, to locate sources of water for a community well and for hydrogeological purposes. Four of these wells have piezometers installed for ongoing monitoring. Two of the WEX series (5 and 8) intercepted interesting mineralization and were assayed. As the resource outline has extended out to, and past, their location they are now included in the resource estimate, and the exploration hole count as provided in Table 6.1 above.

11.2	CORE DRILLING

Core drilling (HQ diameter) was completed for bulk density measurements, geological, metallurgical sampling and recovery study purposes, and geotechnical studies. A total of 121 drill holes (MTC series) totalling 31,452 m, were completed at Carmen as of this report. The core drill locations and lengths are given in Appendix 1 [see Appendix 1 of Giroux et al., 2009].

A further seven core holes totalling 1,472 m have been drilled for geotechnical purposes, 3 in January, 2006. The location of all drill holes at Carmen are provided in Figure 11.1.

Figure 11.1
Drill Hole and Cross-section Location Map

LEGEND
Drill Hole Projection
Location of Figure 6
Kimber Resources Inc.
MONTERDE PROJECT
CARMEN DEPOSIT
DRILL HOLE AND CROSS SECTION LOCATION MAP

12.0 SAMPLING METHOD AND APPROACH

The following has been extracted from Giroux et al., 2009.

Sampling of many different types and generations are presented in this report. Sample data include historic underground sampling conducted by the mine operators, 1990s sampling of the surface and underground, and drill samples and more recent sampling by Kimber.

The resource estimate on the Carmen deposit was prepared from the entire drill database available at the time of the estimate. This includes 49,206 assays from 466 RC holes and 15,143 assays from 121 core drill holes. No other assay data were used.

12.1	SAMPLING - UNDERGROUND, 1937-1943

Data from the operating period of the historic mine is limited but believed to be accurate. 1940’s vintage assay maps post drift sampling data for two areas located in the lower portions of the mine. The drift sample maps are archived in the Kimber office. As well, a longitudinal section map of the mine dated 1941 posts the stope data consisting of grade and tonnes mined. Stopes in the context of sampling are merely ‘bulk samples’. No comment can be made on the sample method and preparation of samples from the historical mining period. No historic data were used in the resource estimation presented in this report.

12.2	SAMPLING - SURFACE AND UNDERGROUND, 1994-1995

Modern sampling of the property began in 1994 by Pandora under the supervision of Mr. Harold Jones, P.Eng. Pandora excavated hand-dug trenches over the surface of the Monterde Mine, on a nominal 100 m by 50 m spacing on the northern portion of the mine. Sample length was three metres. Pandora also did limited amounts of rock chip sampling, limited underground sampling and soil sampling. No comment can be made on sampling protocol, assay procedure or sample security of this generation of samples. None of these data were used in the resource estimation presented in this report.

12.3	SAMPLING - SURFACE AND DRILLING, 1998

Data collected by Golden Treasure in 1998 consisted of rock chip sampling and drill samples. Golden Treasure collected 205 rock chip samples. The rock chip samples were collected as representative samples from outcrops. No selective sampling was conducted. These samples were collected in 10-inch by 17-inch cloth sample bags. These data were not used in the resource estimation presented in this report.

Golden Treasure drilled eight holes, MTR-01 through MTR-08.

12.4	SAMPLING - DRILLING, 2000-2001, 2002-2009

Kimber, acting as contractor to Atna Resources Ltd., drilled 13 holes during December, 2000 and January, 2001. Holes MTR-09 through MTR-21 were drilled in this program. Drilling was done by Layne Drilling Inc. of Hermosillo, Mexico. Figure 11.1 shows the drill hole locations.

The 2002 program of reverse circulation drilling and trenching commenced in September and was complete by the end of November. The 2002 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico. All drill hole locations were surveyed by differential global positioning (GPS) satellite and down the hole dips and azimuths were also measured after completion of drilling. Drill holes MTR- 22 through MTR-45 for 24 holes totalling 3,090 m were drilled. All of the drilling, with the exception of one hole, was done on the Carmen deposit. One drill hole was completed on the Veta Minitas structure, immediately to the northwest of the Carmen deposit. The drilled length of the Carmen deposit was extended from 400 m to 500 m during this program. Twenty-one of the drill holes intersected significant grades and widths of gold and/or silver mineralization. The sample interval was 2 m.

The 2003 program of reverse circulation drilling and trenching commenced in April and was complete by November. The program was broken into a spring and fall drilling programs with a break during July and August. The 2003 drilling was also done by Layne Drilling Inc. of Hermosillo, Mexico. Again, all drill hole locations were surveyed by differential GPS and down the hole dips and azimuths were also measured after completion of drilling. Drill holes MTR-46 through MTR-85, EOR-01 through EOR-02, and LMR-01 through LMR-16 (for 59 holes totalling 7,868 m) were drilled. The LMR and EOR drill holes were done on La Veta Minitas and El Orito zones, respectively. The sample interval was 2 m.

To minimize drill pad length, a ‘buggy type’ rig was chosen, as these rigs are only 10 m long.

The compressor capacity of the drill rig was rated at 750 cfm/350 psi. A booster was on site and used on an as needed basis when increased water inflow hampered the efficiency of the hammer. Two styles of drill bits were utilized. Depending on down the hole conditions, a face return bit was used in areas of relatively unbroken ground, while in areas of broken ground or increased water inflow, a conventional bit was used. The conventional bit utilizes an interchange sample return system.

The drill bit diameter varied from 4.75 in to 5.25 in.

The drill hole collars were surveyed using a differential GPS method. As the holes are still open, and in very good condition, down hole surveys for dip and azimuth were completed on most of the 2003 drill holes.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20-L buckets. All splitting equipment was washed with water prior to the next sample split.

A series of sample duplicates, blanks, and reference samples served as quality assurance and quality control. Samples were collected at 2-m intervals. The samples were prepared in Chihuahua City for the 2000-2001 program and in Hermosillo for the 2002 to 2008 programs by ALS Chemex Laboratories and shipped to ALS Chemex in Vancouver for analysis.

Kimber implemented a comprehensive quality assurance and quality control (QA/QC) program consisting of sample duplicates, sample blanks, reference samples and a preparation laboratory sub-sampling protocol with its first drilling program in 2001. The QA/QC program is presented in Section 14.0.

The resource estimate included in this report takes into account all diamond drill holes drilled to date on the Carmen, Veta Minitas and Carótare deposits except the geotechnical holes, MTG-1 to 7, which were not sampled for assay. Prior to 2008, all diamond drill core was systematically sampled at 2-m intervals regardless of alteration, mineralization or lithologic boundaries or contacts. The core was split using a manually operated core splitter with the unsampled half of the core returned to the core box. During the 2008 diamond drilling campaign, the geologists sampled along alteration and mineralization boundaries, where possible, as well as to lithologic contacts. Basic guidelines were that no sample exceeded 1.5 m in length and no samples of less than 30 cm were collected. The core was cut in half using a core saw along lines drawn on the core by the geologist with the unsampled portion of the core returned to the box.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

The following has been extracted from Giroux et al., 2009. The description of sample preparation, analyses and security is applicable to the Carótare deposit which was not included in that report.

13.1	SAMPLE PREPARATION AND ANALYSES

As the reference samples and quality control measures are discussed in Section 14.0 of this report, only the analytical laboratory sub-sampling protocol, preparation and analyses procedures are detailed in this section.

No employees, officers, directors or associates of the companies were involved in the sample preparation of any material in the database.

Reverse circulation drill samples, collected by Kimber during the 2000-2001, 2002, 2003, and 2004 programs were submitted to the ALS Chemex laboratory in Hermosillo. The samples from the 2005 to 2008 programs were prepared in Chihuahua, with some over-flow work done in Hermosillo. The samples were dried if needed, then weighed. The entire sample was then crushed to 90%, passing 2 mm (or 10 mesh). A 2,000-g sub-sample (1,500 g during 2002 drilling program) was riffle split from the original sample. Splitter rejects are saved and stored in a Minera Monterde warehouse in Chihuahua.

The 2,000-g sample was then pulverized to 95%, passing 106 micron, -150 mesh, using a Jumbo Chrome Steel Ring Mill. Approximately 160 g of pulverized sample pulp was split from the 2,000-g sample and the sample pulps were shipped to ALS Chemex Vancouver for assay. Pulverized reject was saved and is stored in the Minera Monterde facility in Chihuahua. In late 2002, the pulp size was cut to 1,500 g and sample reduction was done by scooping rather than splitting. This was subsequently reviewed and found to be unsatisfactory with respect to definition of sample accuracy and the higher standard was later restored in 2003.

Gold assays were completed on a 50-g sample by fire assay with atomic absorption finish. Gold assays greater than 10 g/t, were reassayed by fire assay with gravimetric finish. Silver analyses were initially by aqua regia digestion, atomic absorption finish, using a 1-g sample. Silver assays in excess of 1,000 g/t silver, were reassayed by fire assay with gravimetric finish. In 2002, all significant assay values were reanalysed using the four acid digestion (hydrochloric, hydrofluoric, nitric and perchloric acids) method. Since 2002, silver has been analysed by the four acid digestion method exclusively.

The routine core drill holes (MTC series, HQ size) completed by Kimber were logged at the Kimber field office, split, and delivered to the ALS Chemex preparation and analytical laboratories for processing under protocols identical to those used for RC samples. PQ core-drilling completed in 2004 was used for bulk samples in metallurgical testing. They were shipped directly to the Process Research Associates (PRA) laboratory in Vancouver.

13.2	SITE SECURITY AND CHAIN OF CUSTODY

The RC drill samples are under the direct supervision of the drill site geologist until taken to the field camp where they are stored in a locked room. Samples were secured in ‘rice bags’ holding 8 to 12 samples each weighing a cumulative 60 to 70 kg. Core sampling is done on site under the direct supervision of project geologists. Core samples were accumulated in rice bags at the core shack and stored in the common sample-storage lock-up until transported to the preparation laboratory.

The samples were either delivered to the ALS Chemex preparation facility in Chihuahua by Kimber personnel or were picked up onsite by ALS Chemex vehicles and transported to the preparation laboratories in Chihuahua or Hermosillo.

14.0 DATA VERIFICATION

The following has been extracted from Giroux et al., 2009. The description of data verification is applicable to the Carótare deposit which was not included in that report.

14.1	SUMMARY COMMENTS

Kimber monitors the quality of the analytical database through a QA/QC program instituted by Mr. J. B. Richards, P.Eng., at the initial project planning stage prior to Kimber’s first drilling program, and continued with minor variations for all subsequent drilling programs. The system has been reviewed by external Qualified Persons on numerous occasions, and found satisfactory. Approximately 12% of the assay database is taken up by QA/QC assays, check assays and re-assays.

The program details are described in Section 14.2 with the independent Qualified Persons study on correlation of RC and core assays in Section 14.4

A study of potential “smearing” of gold grades in RC drill holes from sample to sample, done in 2006 (Richards el al., 2006), found no evidence of smearing.

14.2	QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Kimber instituted a full QA/QC program with its first drilling campaign in 2000-2001 and has continued this program to date, utilizing field duplicates, reference samples and field blanks. Field blanks and manufactured reference samples provide indications of absolute accuracy and will detect contamination of the sample stream. Field duplicates indicate relative accuracy of the sampling and assaying processes. All anomalous QA/QC issues are dealt with by field or laboratory investigations before the assays are posted to the assay database. The sample protocols, field methods, personnel and QA/QC were identical on the Carmen and Veta Minitas deposits and the QA/QC database includes both of them.

A field blank is a sample that is visually identical to the routine samples, but that contains no gold or silver. It is useful in detecting improper practice in the preparation laboratory such as poor cleaning of equipment between samples, and the detection of introduced material into the sample stream before the laboratory (salting).

The field blank was made up from RC cuttings drilled at the start of each campaign from a location on the property that was thought to be non-mineralized. The sample has the same geologic matrix as the production samples, but has not been previously blended and assayed. The sample blanks included in the assay stream did not return uniformly zero results, but they did serve to demonstrate whether or not there was contamination from high-grade to low-grade samples anywhere in the sample stream from drilling to assaying. The 2,106 field blanks assayed to the end of the sampling used in this estimate have continued to show good quality work from the preparation laboratory. Of the 28 distinctly anomalous field blanks, two follow higher-grade samples and may be suggestive of contamination in preparation.

Many instances of very low grades following highs indicate that if laboratory contamination occurs it was not routine. The remaining non-blank assays, to be seen in the data illustrated in Figure 14.1 below, are random and not suggestive of any introduced bias. The occasional traces of mineralization are taken to indicate that the hole from which the blanks are taken had cut weak stringers of mineralization, and also that infrequently, tags from the blanks were swapped with tags from the normal sample stream. The field blanks are blind to the preparation and assay laboratory. The greater noise in the blank data from approximately blank number 1,800 reflects the coarser material taken from a road cut that was used as field material for the core holes.

The blank data indicates that the sample handling and cleanliness at the assay laboratory was good and that there was no contamination once the samples had left the field.

Figure 14.1
Field Blank Assays

A reference sample is mineralized material that has been previously assayed and which is introduced into the sample stream with the routine assays to indicate absolute accuracy of the assay process, and to check for contamination within the assay laboratory. They are introduced into the sample stream at the preparation laboratory as a shipping pulp. The reference samples are designed to be blind to the assay laboratory. For the 2000 program, Atna Resources provided two mineralized standards. They were of unknown grade and provenance, not silver bearing, and not of the same geologic matrix as the project samples. The relative standard deviation of the 16 assays of each standard was less than 9%, so it is concluded that assay consistency was good, but nothing can be said of absolute accuracy.

Prior to the 2002 drilling program Kimber prepared two reference samples, one low-grade containing 0.605 g/t Au and 119 g/t Ag (K02LA), and a moderate grade containing 6.2 g/t Au and 212 g/t Ag (K02MB). CDN Laboratories of Vancouver prepared the two mineralized standards from the 2000 program drill cuttings from Monterde. The grades were determined by “round Robin” analyses of 10 samples sent to each of six Canadian assay laboratories for a total of 60 assays for gold and silver for each standard. Two more reference samples were produced in 2004 on the exhaustion of the 2002 standards. They were marked K04LA and K04MB and were again low and intermediate grades, 0.5 g/t Au and 80.9 g/t Ag, and 7.5 g/t Au and 269 g/t Ag, respectively. Upon exhaustion of the 2004 standards, the standard series was continued in 2005 with the production of low grade standard K05LE and K05MF with round-robin gold and silver grades of 0.92 g/t Au and 65.8 g/t Ag, and 5.92 g/t Au and 218.1 g/t Ag respectively.

The results of the standards assays are depicted below in Figure 14.2 and Figure 14.3, sorted by assay certificate number. The scattered, rather high grades in the two standards in the mid-2004 work were noted in the Estimate K report, (Cukor et al., 2004). Investigations at the laboratory found a systems problem, which was corrected, and all significant assays over the interval were re-done. All out-of-limit assays are investigated and appropriate action taken before the assay certificate is posted to the database. Considerations are the values of other QA/QC data on the certificate and the ALS Chemex QA/QC data on the certificate. Appropriate action includes acceptance, re-assay of intervals or re-assay of the entire certificate. The action taken is documented in the QA/QC file.

Sample duplicates are identical samples taken at the source. In the case of RC drilling, a sample duplicate is a split taken at the drill equal in size to the normal sample. If, as is usually the case, ⅛ splits are being taken from a rotary splitter, the splitter would be adjusted to provide a ¼ split which would be split again in a riffle splitter to provide a routine sample and a sample duplicate. Sample duplicates are normally taken at random intervals at about 1 in 20 samples. The duplicate is inserted into the sample stream with a number that is not consecutive to the original sample. In the case of core drilling, a sample duplicate is the remainder of the core after the core has been split. Sample duplicates are useful in measuring the precision of the entire sampling/assaying process. The 2008 core drilling program did not include sample duplicates.

A total of 4,068 samples are flagged in the Monterde database as having duplicates. Of these samples, some are repeat assays to check anomalous assays or as QP check assays. Others are below the assay detection limit and are not useful in duplicate analysis. Of the remainder, 2,827 pairs of RC assays and 539 pairs of core samples, were available for gold duplicate and analysis and 2.398 RC assays and 517 core assays were available for silver duplicate analysis. The duplicate data has been analyzed by the method of Thompson and Howarth (1976), the results of which are summarized in Figure 14.4, Figure 14.5, Figure 14.6 and Figure 14.7 below, the precision charts, for gold and silver, respectively.

Figure 14.2
Silver and Gold Assays of Low Grade Reference Samples

Figure 14.3
Silver and Gold Assays of Moderate Grade Reference Samples

Figure 14.4
Thompson-Howarth Plot, Duplicate Analyses of Gold Assays

Figure 14.5
Thompson-Howarth Plot, Precision of Gold Assays

Figure 14.6
Thompson-Howarth Plot, Duplicate Analyses of Silver Assays

Figure 14.7
Thompson-Howarth Plot, Precision of Silver Assays

These duplicate analysis are comparable to those included in previous resource estimates published on the Monterde property (see Burgoyne and Richards, 2007), and are in line with expectations from sampling theory. Individual duplicates showing large discrepancies were the subject of check assay.

14.3	CHECK ASSAYS

There are no check assays in addition to the check assay work reported previously, (Cukor et al., 2004 pp 42 to 45, and Burgoyne, 2005, p 43).

Based on standards, duplicate and check assays in addition to Kimber’s and the laboratory’s QA/QC report on each certificate, it is concluded that the assays reported are accurate estimates of the metal content of the material sampled.

14.4	COMPARISON OF REVERSE CIRCULATION AND CORE DRILLING

Core drilling (HQ, and PQ diameter), commencing in 2004, has been ongoing for bulk density measurements, metallurgical sampling, geological, grade definition, and geotechnical studies on Carmen deposit.

14.4.1	Burgoyne Study

Burgoyne (2007) completed a review and comparison of available core drilling assay results to reverse circulation drill results. Core holes MTC-1 to MTC-103 from the 2004, 2005, and 2006 drilling programs were evaluated.

Burgoyne concluded:

“The weight averaged gold and silver grades, for core intercepts that are 6 m or less apart, are very similar to the equivalent RC intercepts. In this study gold and silver assays from core drilling intercepts exhibit nearly identical values to RC drilling intercepts based on a statistical weight averaging of all assay results. In the near-twinned hole results of Appendix B [not included herein] the drill core intercepts define about 98% of the gold and 103% of the silver to comparable RC intercepts. At the lesser separation distance, of equal or less than three (3) metres, the drill core intercepts ratios increase to 103% of the gold and 106 % of the silver.”

“The writer is of the opinion that the drill core intercept results confirm the RC drill hole intercepts for both length and representative gold and silver grades in the Carmen deposit.”

14.4.2	Giroux Study

Giroux (2007) also addressed the suitability of using RC drill results versus using diamond drill results on the Carmen property. The assay data from 77 diamond drill holes provided by Kimber for a comparison with the RC drill hole database used from a December, 2006 resource estimate.

In Giroux’s opinion there is no bias indicated when comparing the two sets of assay results produced from core and reverse circulation data. As a result he recommended that the diamond drill hole data be included in the assay data base for further resource estimations as the added data will allow for better variography and more confidence in the interpolated grades.

14.5	DUE DILIGENCE BY THE EXTERNAL QUALIFIED PERSON

During the course of the estimation numerous data checks are made looking for gaps in the data, data with blanks, negative values or zeros, samples that straddle adjacent samples, drill holes that plot above topography, drill holes with missing collar surveys and high grades that plot outside digitized solids. When any of these omissions or errors were encountered they were addressed by Kimber staff. In Micon’s opinion the data base meets industry standards and is suitable for use in mineral resource estimation.

15.0 ADJACENT PROPERTIES

The following has been extracted from Giroux et al., 2009.

The Monterde gold-silver property lies within the Sierra Madre gold-silver belt of the Sierra Madre Occidental Mountains of Chihuahua State, Mexico. Within the 300 km length of the belt there are five gold-silver projects in production, or in or near feasibility status. In the north, about 150 km south of the United States border, is the Dolores gold-silver property of Minefinders Corporation Ltd. To the southwest of Dolores, is the Mulatos gold mine of Alamos Minerals Ltd. Between Mulatos and Kimber’s Monterde property lies Gammon Gold Inc.’s Ocampo project, an open pit and underground operation. Some 60 km directly south of Monterde is Goldcorp’s El Sauzal mine. Approximately 42 km to the southwest of Monterde is Coeur’s Palmarejo mine.

Figure 15.1
Adjacent Properties

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Kimber has undertaken a number of metallurgical testwork investigations, commencing in 2002, on representative samples from the Carmen deposit. This work was completed by PRA Metallurgical Division Laboratories (PRA), which is part of Inspectorate America Corporation, located in Richmond, B.C. The metallurgical testwork was supervised by J. B. Richards, P.Eng.

The testwork programs undertaken by PRA comprised coarse cyanide leach bottle roll and column tests to ascertain heap leach potential as well as conventional bottle roll and agitation leach tests to investigate agitation cyanide leaching. Other tests undertaken by PRA included gravity separation, flotation and grindability investigations.

The initial bottle roll/agitation leach testwork that was undertaken between 2002 and 2004 was expanded in 2005 to provide metallurgical modelling data for the Carmen deposit. The results from the 2005 characterization study work and subsequent studies have been used by Kimber to model gold and silver recoveries and these recoveries have been applied to the block model as part of the resource estimation procedure. Richard Gowans, P.Eng., of Micon has reviewed the metallurgical models developed by Kimber.

Preliminary characterization leach tests have also been completed at PRA on samples gathered from the Veta Minitas and Carótare deposits.

16.1	MONTERDE – CARMEN

16.1.1	Historic Operations

The Carmen Monterde mine operated between 1937 and 1944. The metallurgical plant comprised two stage crushing, ball milling and a simple cyanide leaching facility. Historical operating records indicate that for the first six months of 1944 the metallurgical recoveries were 88.6% for gold and 65.6% for silver.

16.1.2	Column Leach Tests

In 2004, column leach tests on minus ⅜-in and ¾-in crushed material were completed on samples selected from two trenches and four large diameter core holes. The column test gold recoveries were generally excellent (typically >90%) but the silver recoveries were relatively low, averaging only 12%.

In 2005, a series of bulk samples were selected by Kimber for an additional program of column and coarse bottle roll leach tests. The results from this program of tests confirmed the earlier findings that only low silver recoveries would be expected from a heap leach type operation.

16.1.3	Flotation, Gravity and Grinding Tests

A preliminary program of testwork was undertaken by PRA in 2003 to look at the potential of gravity separation and flotation for the recovery of gold and silver. A Bond ball mill index test was also included in the test program to provide a preliminary assessment of the hardness of the mineralization.

Gravity recoveries were reasonable with approximately 30% of the gold and silver reporting to a concentrate comprising 3% by weight of the feed. Typically, the gold recovery into flotation concentrate was between 40 to 80% with an upgrading ratio of about 20 to 30. Silver results were more variable, with typical recoveries achieved of between 5 and 60% and upgrade ratios of between 0 and over 50.

The Bond ball work index determined at a grind size of 80% passing 74 microns was 18.2 kilowatthours per tonne (kWh/t, metric).

16.1.4	Leach Characterization Tests

The standard characterization test protocol comprises 72 hour bottle roll cyanide leach tests with a 5 g/l cyanide solution strength using ground samples to a size of around 80% passing 100 microns. These types of tests were designed to be a metallurgical mapping tool to delineate zones of equal amenability to cyanidation. The samples selected for the characterization study were also submitted for detailed whole rock and multi element ICP analysis as well as for gold and silver analyses. Up to January, 2007, there were 257 characterization tests completed on samples of drill core.

The results from the characterization tests suggested that the gold recovery in the Carmen deposit was typically good with the only factor influencing recovery appearing to be a positive correlation with gold grade. However, silver recoveries were highly variable. In order to try and model the silver recovery the characterization study considered:

  The grade of gold and silver in each sample.

  The physical location of the sample.

  The mineralized structure in which the sample was located.

Analysis of the silver recovery data led to the identification of 10 clusters which were considered as key based on the estimated number of recoverable ounces affected by a cluster.

To validate the gold and silver recovery models and facilitate refinements, an additional 72 samples were selected in the summer of 2009 and tested for gold and silver recovery, using the standard characterization test procedure. These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics. The recovery model projected results in line with those obtained from the previous set of tests, supporting the validity of the model.

Based on the 329 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold. Under the supervision of Richard Gowans, P.Eng., Micon has approved the application of gold and silver metallurgical recovery models based on geographic and grade relationships defined in the recovery characterization tests noted above. These models take into account the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

The gold and silver recovery models have been applied to the Carmen deposit block model mineral resource estimate.

As a result of this extensive test work, at a cut-off grade of 3 g/t recoverable gold equivalent, average modelled gold recovery was 96% for indicated mineral resources and inferred mineral resources, while the average modelled silver recovery was 72% for indicated mineral resources and 75% for inferred mineral resources.

The average modelled gold recovery for total indicated and inferred mineral resources was 94% at a 0.3 g/t recoverable gold equivalent cut-off grade. Modelled silver recovery averaged 55% for total indicated mineral resources and 61% for total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

16.2	MONTERDE - VETA MINITAS

In 2009 Kimber selected 17 representative samples from Veta Minitas for standard leach characterization tests. The associated gold silver recovery model developed from the results of this study has been reviewed and approved by Richard Gowans, P.Eng.

At a cut-off of 3 g/t recoverable gold equivalent, average modelled gold recovery for Veta Minitas was 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 37% for both indicated and inferred mineral resources.

Modelled gold recovery for the total Veta Minitas indicated resources at a 0.3 g/t recoverable gold equivalent cut-off grade was estimated to be 92% and 94% for inferred mineral resources. Modelled silver recovery averaged 35% for total indicated mineral resources and 37% for total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

16.3	MONTERDE - CAROTARE

There were 19 samples selected from Carótare for characterization studies. On detailed analysis, one sample was determined to be of atypical sulphide vein material and was removed from consideration. The associated gold silver recovery model developed from the results of this study has been reviewed and approved by Richard Gowans, P.Eng.

At a recoverable gold equivalent cut off of 3 g/t, the average modelled gold recovery for Carótare was 93% for indicated mineral resources and 92% for inferred mineral resources, while the average modelled silver recovery was 51% for both the indicated mineral resources and the inferred mineral resources.

Modelled gold recovery for total Carótare indicated resources at a 0.3 g/t recoverable gold equivalent cut-off grade was estimated to be 79% and for inferred mineral resources it was estimated to be 77%. Modelled silver recovery averaged 51% for total indicated mineral resources and total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

16.4	GOLD EQUIVALENCE OF SILVER

The gold equivalence of silver was calculated by taking into account gold and silver prices as well as metallurgical recoveries. The following equation shows the method used by Kimber in calculating gold equivalent ounces:

Recoverable gold equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

17.0 MINERAL RESOURCE ESTIMATION

The following has been reproduced from Giroux et al., 2009.

For the 2009 resource estimation two separate deposits within the larger Monterde project were estimated, Carmen and Veta Minitas.

17.1	CARMEN DEPOSIT ESTIMATE

The 2009 Carmen mineral resource estimation is based upon a thorough geological review of all of the information available and the recognition of the existence of high grade structures within the deposit. This approach consisted of outlining the higher grade structurally controlled mineralization within the grade shells of greater than 0.3 g/t Au and greater than 35 g/t Ag used for previous estimates.

17.1.1	Data Analysis

A total of 587 drill holes were available for analysis on the Carmen project as at June 8, 2009. Of these holes, 121 were diamond drill (DD) holes while the remaining 466 were reverse circulation (RC) holes. The drill holes included up to hole MTR-445 and MTCC-121 and are listed in Appendix 1 [see Appendix 1 of Giroux et al., 2009]. A total of 64,229 samples were loaded from a total of 129,887 m of drilling. Of these, 159 samples with missing assays were identified as underground voids where drilling intersected old underground workings. The void samples were left blank and not used in the resource model. A total of 98 sample intervals from the 2008 MTC holes were not sampled and for these gaps, values of 0.001 g/t were inserted for gold and silver. Silver assays reported as 0.000 were set to 0.001 in 990 samples. A total of 16 additional gaps were identified as missing or damaged samples and these were left blank in the data base.

For this resource estimate Kimber geologists modelled the Carmen deposit into two high grade mineralized structures; one representing the Carmen Trend and a second representing the Cob trend. This exercise was completed separately for gold and silver as gold and silver are not well correlated in this deposit (see Figure 17.1 and Figure 17.2).

Kimber geologists also developed three-dimensional solids to constrain the higher grade structurally controlled mineralization. These solids were built using a 2.8 g/t gold equivalent cut-off grade (based on a gold equivalent calculation using a 75:1 silver:gold ratio, which did not take into account metallurgical recoveries, and a minimum mining width of 1.2 m (see Figure 17.3 and Figure 17.4). Drill holes penetrating these structures were tagged as Carmen structures C1, C2 or C3 and splay structures S1 to S4.

Material outside of the high grade structures but inside the Carmen and Cob grade shells was considered low grade. Material outside the Carmen and Cob grade shells was considered external waste.

The drill holes were compared to these three-dimensional solids and each assay was tagged if inside or outside the gold and silver solids. The statistics for these samples are tabulated below.

Figure 17.1
Isometric View Looking North Showing Carmen Gold Solid in Green and Cob Gold Solid in Red with Drill Hole Traces

Figure 17.2
Isometric View Looking Northwest Showing Carmen Silver Solid in Purple and Cob Silver Solid in Green with Drill Hole Traces

Figure 17.3
Isometric View Looking Northwest Showing Carmen High Grade Solid with Drill Hole Traces

Figure 17.4
Isometric View Looking Northwest Showing Carmen High Grade Solid with Drill Hole Traces and Surface Topography in Green

Table 17.1
Drill Hole Sample Statistics for Gold at Carmen

	Au Grades in High Grade Structures (g/t)							Low Grade (g/t Au)	Waste (g/t Au)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	12,298	49,021
Mean	2.95	4.00	5.84	3.25	4.41	2.86	3.40	0.291	0.060
Standard Deviation	4.58	6.25	4.79	5.88	8.14	6.44	7.00	0.431	0.324
Minimum	0.001	0.01	0.02	0.001	0.007	0.003	0.003	0.001	0.001
Maximum	45.10	51.80	16.70	45.70	67.90	82.80	91.40	20.70	45.1
Coefficient of Variation	1.55	1.56	0.82	1.81	1.85	2.25	2.06	1.48	5.36

Table 17.2
Drill Hole Sample Statistics for Silver at Carmen

	Ag Grades in High Grade Structures (g/t)							Low Grade (g/t Ag)	Waste (g/t Ag)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	13,298	47,321
Mean	173.72	128.17	67.75	127.25	150.39	86.61	171.50	25.35	6.07
Stand. Deviation	260.64	180.47	54.59	123.73	265.84	96.17	247.15	29.51	13.30
Minimum	0.001	1.00	1.00	0.001	1.00	1.00	1.00	0.001	0.001
Maximum	4220.0	1715.0	165.0	655.0	2020.0	679.0	2290.0	476.0	1595.0
Coef. of Variation	1.50	1.41	0.81	0.97	1.77	1.11	1.44	1.16	2.19

The grade distributions for gold and silver in each of the structures were examined using lognormal cumulative frequency plots and capping levels were established. In all cases multiple overlapping lognormal populations were identified. In most cases the upper highest grade population was considered erratic high grade and a cap level was determined to reduce the effect of this population. The capping strategy is tabulated below.

Table 17.3
Capping Strategy for Gold and Silver at Carmen

Domain	Variable	Strategy	Cap Level (g/t)	NumberCapped
C1	Au	2SDAMP2	38	3
	Ag	2SDAMP2	1,611	3
C2	Au	2SDAMP2	44	2
	Ag	2SDAMP2	1,030	2
C3	Au	No cap		0
	Ag	No cap		0
S1	Au	2SDAMP1	56	0
	Ag	2SDAMP1	877	0
S2	Au	2SDAMP2	35	3
	Ag	2SDAMP2	1,516	3
S3	Au	2SDAMP2	28	2
	Ag	2SDAMP2	538	2
S4	Au	2SDAMP2	22	2
	Ag	2SDAMP2	754	4
Low Grade	Au	2SDAMP2	3.4	7
	Ag	2SDAMP2	210.0	3
Waste	Au	2SDAMP3	3.4	35
	Ag	2SDAMP3	147.0	31

Note: 2SDAMP2 refers to 2 standard deviations above the mean of Population 2

The sample statistics as a result of capping are shown below.

Table 17.4
Drill Hole Capped Sample Statistics for Gold at Carmen

	Au Grades in High Grade Structures (g/t)							Low Grade (g/t Au)	Waste (g/t Au)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	13,298	49,021
Mean	2.94	3.96	5.84	3.25	4.14	2.58	3.05	0.289	0.057
Standard Deviation	4.45	6.00	4.79	5.88	6.59	3.76	3.93	0.390	0.160
Minimum	0.001	0.01	0.02	0.001	0.007	0.003	0.003	0.001	0.001
Maximum	38.00	44.00	16.70	45.70	35.00	28.00	22.00	3.40	3.4
Coefficient of Variation	1.52	1.51	0.82	1.81	1.59	1.46	1.29	1.35	2.80

Table 17.5
Drill Hole Capped Sample Statistics for Silver at Carmen

	Ag Grades in High Grade Structures (g/t)							Low Grade (g/t Ag)	Waste (g/t Ag)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	870	313	8	91	190	294	249	13,298	47,321
Mean	167.24	125.35	67.75	127.25	145.91	85.70	154.66	25.32	5.98
Stand. Deviation	190.10	160.67	54.59	123.73	237.87	91.14	145.98	29.19	9.89
Minimum	0.001	1.00	1.00	0.001	1.00	1.00	1.00	0.001	0.001
Maximum	1611.0	1030.0	165.0	655.0	1516.0	538.0	754.0	210.0	147.0
Coef. of Variation	1.14	1.28	0.81	0.97	1.63	1.06	0.94	1.15	1.65

17.1.2	Composites

Uniform down hole 1.5-m composites were produced to honour the high grade structures. The composite statistics are tabulated below. To estimate the material outside the high grade structures, uniform down hole composites 1.5 m in length were produced for the material outside the high grade structures but inside the Carmen and Cob grade shells. This material was labelled low grade gold and low grade silver, respectively, as there were different low grade solids for gold and silver. Within waste material, 3-m composites were produced.

Table 17.6
1.5-m Composite Statistics for Gold at Carmen

	Au Grades in High Grade Structures (g/t)							Low Grade (g/t Au)	Waste (g/t Au)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	1070	358	11	116	239	356	321	18,415	30,228
Mean	3.00	4.09	5.72	3.40	4.49	2.64	3.10	0.286	0.06
Standard Deviation	4.22	5.80	4.19	6.15	6.30	3.41	3.70	0.355	0.14
Minimum	0.001	0.001	0.018	0.001	0.007	0.003	0.003	0.001	0.001
Maximum	38.00	44.00	16.70	45.70	35.00	28.00	22.00	3.40	3.40
Coefficient of Variation	1.41	1.42	0.73	1.81	1.40	1.30	1.19	1.24	2.25

Table 17.7
1.5-m Composite Statistics for Silver at Carmen

	Ag Grades in High Grade Structures (g/t)							Low Grade (g/t Ag)	Waste (g/t Ag)
Domain	C1	C2	C3	S1	S2	S3	S4
Number	1070	358	11	116	239	356	321	20,234	25,605
Mean	173.36	129.07	66.41	130.04	151.68	86.32	156.06	32.00	6.32
Stand. Deviation	183.24	154.40	50.82	115.05	203.46	87.20	136.20	28.06	9.01
Minimum	0.001	0.001	1.00	0.001	1.00	1.00	1.00	0.001	0.001
Maximum	1611.0	1030.0	165.0	536.3	1516.0	538.0	754.0	210.0	338.0
Coef. of Variation	1.06	1.20	0.77	0.88	1.34	1.01	0.87	0.88	1.43

17.1.3	Variography

Pairwise relative semivariograms were produced for gold and silver for each the structures with sufficient data to model. In each case semivariograms were produced along strike, down dip and across dip for each structure. The semivariogram parameters are summarized below.

Semivariograms were then run on all low grade material outside the high grade structures but inside the low grade solid for both gold and silver. Finally semivariograms for gold and silver were produced for waste.

Table 17.8
Summary of Semivariogram Parameters for Monterde

Domain	Variable	C0	C1	C2	Az/Dip (o)	Ranges (m)	Az/Dip (o)	Ranges (m)	Az/Dip (o)	Ranges (m)
C1	Au	0.10	0.40	0.20	295 / 0	5 -90	25/ -70	8 - 80	205 / -20	8 - 40
	Ag	0.10	0.10	0.20	295 / 0	6 - 100	25/ -70	10 - 60	205 / -20	5 - 20
C2	Au	0.20	0.30	0.30	290 / 0	10 - 100	20/ -72	6 - 40	200 / -18	6 - 20
	Ag	0.10	0.30	0.40	290 / 0	10 80	20/ -72	10 - 60	200 / -18	10 - 30
S1	Au	0.20	0.20	0.40	346 / 0	30 - 80	76/ -81	10 - 30	256 / -9	10 - 20
	Ag	0.20	0.30	0.40	346 / 0	40 - 50	76/ -81	10 - 40	256 / -9	10 - 30
S2	Au	0.20	0.40	0.20	345 / 0	30 - 100	75/ -86	20 - 40	255 / -4	10 - 20
	Ag	0.10	0.40	0.20	345 / 0	10 - 60	75/ -86	10 - 40	255 / -4	10 - 20
S3	Au	0.20	0.20	0.35	345 / 0	30 - 60	75/ -75	20 - 40	255 / -26	10 - 20
	Ag	0.20	0.25	0.28	345 / 0	30 - 120	75/ -75	20 - 60	255 / -26	20 - 60
S4	Au	0.20	0.30	0.25	347 / 0	30 - 80	77/ -74	10 - 40	257 / -26	10 - 50
	Ag	0.10	0.10	0.30	347 / 0	20 - 120	77/ -74	20 - 50	257 / -26	10 - 20
Low Grade	Au	0.30	0.28	0.20	300 / 0	10– 120	30/ -75	25– 130	210 / -15	20 - 80
	Ag	0.30	0.28	0.24	300 / 0	15– 150	30/ -75	20– 140	210 / -15	12 - 80
Waste	Au	0.20	0.32	0.14	310 / 0	12– 120	40/ -75	30 - 150	220 / -15	30 - 80
	Ag	0.30	0.15	0.14	310 / 0	10– 60	40/ -75	5– 80	220 / -15	12 - 50

17.1.4	Bulk Density

Since October 2004 there have been 324 core samples from the Carmen structure sent to PRA for specific gravity determinations by the wax immersion method. The procedure was as follows:

  Samples placed in oven at 45°C for 24 hours.

  Weighed single piece of drill core, coated with molten wax, recorded total weight.

  Waxed sample placed into a graduated cylinder with water, removed bubbles.

  Volume change was recorded. (Wax specific gravity from literature; wax density 0.863 g/mL.

There were 324 density measurements completed on the samples. The 324 density measurements were subdivided into the eight different principal lithologies present on the property as described in Section 7.0. These lithologies were modelled using GemCom software with three-dimensional solids built for each. The solids were then compared to the block model and the proportion of each lithology within each block was recorded. The bulk density for each block was then determined as a weighted average of the various specific gravities present based on lithology.

Table 17.9
PRA Measured Specific Gravities

Lithology	Lith Code	Average SG by Lith Code	Rel. Std. Dev. by Lith Code (%)	No. of Tests
Andesite	AND	2.41	6.4	17
Non Welded Fragmental Tuffs	FTU	2.15	6.9	32
Obsidian Dykes	OBS	2.27	1.3	2
Latite Dyke	PLD	2.37	8.6	5
Pink Flow Banded Domal Rocks	PQ	2.24	7.0	108
Course Grained Tuff Breccia	TBX	2.25	5.7	23
Crystal and Lithic Tuff	TXTL	2.39	6.3	113
Welded Tuff	WLT	2.36	5.0	24
	Total	2.31		324

17.1.5	Block Model

A block model with 6 x 6 x 6 m blocks was superimposed on the various mineralized solids. This model is identical to the one described in Section 17.1.6. The model origin was as follows:

Lower-left	X Coordinate	788143.6325 E	Column Size : 6 m	277 cols.
	Y Coordinate	30554534.4861 N	Row Size : 6 m	269 rows.
Top Z Coordinate		2536 Elev.	Level Size : 6 m	149 levels.
Rotation of 45 degrees anti-clockwise around the origin.

For each block in the model, the percentage of block below surface topography and the percentage within the structures were recorded. Blocks were also coded with the structure (C1, C2 etc.) to determine which composites and which semivariogram to use. Blocks were then coded with a sub-domain code which was used to orient the kriging search ellipse. In blocks containing some percentage of underground workings the percent underground was subtracted from the percentage below topography when estimating tonnage.

     Table 17.10
List of Sub-domains

Sub-domain	Number of Blocks	Azimuth for Search
300	18,143	Azimuth 300-120
310	12,108	Azimuth 310-130
335	10,680	Azimuth 335-155
352	13,127	Azimuth 352-172
365	135	Azimuth 005-185

17.1.6	Grade Interpolation

Grades for gold and silver were interpolated into the high grade model by ordinary kriging in a series of stages. For each structure the appropriate semivariogram was used for kriging and to establish the dimensions for the search ellipses. The various sub-domains were used to establish the search ellipse directions (azimuth and dip) for each set of structures.

Kriging was completed in four passes for each element within each structure and for each sub-domain. Pass 1 used search ellipse dimensions equal to ¼ the semivariogram range in the three principal directions. A minimum of four composites were required within the search ellipse to estimate the block. For all kriging runs the maximum number of composites allowed from a single drill hole was three. For blocks not estimated in Pass 1 a second pass was completed expanding the search ellipse dimensions to ½ the semivariogram range. Again, a minimum four composites were required. For Pass 1 and Pass 2, soft boundaries were used between the various structures so a block sitting in the C1 structure could see other near-by high grade composites. For Pass 3 using the full range and Pass 4 using twice the range, hard boundaries were used and for example, a block sitting within C1 structure could only see composites within the C1 structure.

A similar exercise was completed to estimate the low grade gold and silver values in blocks containing some percentage of low grade using only low grade composites. The low grade zones are defined as material outside the high grade structures but within the Carmen and Cob grade zone shells. For the low grade estimate the sub domains controlled the search ellipse and composites outside the high grade but inside the low grade solids were used.

Finally another kriging exercise was completed on all blocks with some percentage outside the low grade shells and classified as external waste. For this stage only composites outside the Carmen and Cob grade shell boundaries were used.

In all passes if more than 12 composites were found, the closest 12 were used and a maximum of three composites were allowed from any one drill hole.

17.1.7	Classification

Based on the study herein reported, delineated mineralization within the Carmen deposit is classified as a resource according to the following definition from National Instrument 43-101:

“In this Instrument, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in 43-101 as follows:

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Geologic continuity is established from surface mapping, underground mapping and drill hole logging. There is good geologic continuity and confidence in the grade zone shells for Carmen and Cob. The geologic continuity of the high grade structures is a little more tenuous. As a result, there was no measured material within this resource estimate, unlike previous estimates based purely on the Carmen and Cob grade shell models. Grade continuity can be quantified by semivariogram analysis and is reflected in the classification based on search ellipse distances during the various kriging passes. For the High Grade Estimate all blocks estimated in Pass 1 or Pass 2 using up to a maximum of ½ the semivariogram range were classed as Indicated. All other blocks estimated were classified as Inferred.

Due to the importance of both gold and silver in the economics of this deposit the results have been tabulated using a gold equivalent cut-off grade. This gold equivalent value has been calculated for each block in the model using a gold price of US$750.00/oz and a silver price of US$12.00/oz. Gold and silver recoveries for each block were calculated based on the strategy described in Section 16.0 on Metallurgy.

The recovery function was based on gold and silver grades, depth, the structure and location within the deposit. Based on the calculated recovery for each block a recovered gold and silver grade was calculated with gold equivalent grade estimated as follows:

AuEq g/t = (Gold Grade * Recovery %) + ((Silver Grade * Recovery %) * 12/750)

The results have been tabulated for a variety of recoverable gold equivalent (AuEq) cut-off grades separated into indicated and inferred for the high grade portions of the blocks as shown in Table 17.11.

The high grade mineral resource estimates at various cut-off grades are shown below, with the base case in bold type face:

Table 17.11
High Grade Mineral Resource Estimate for Carmen Deposit - Indicated
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	4,780	3.60	151.9	5.10	553,100	23,348,700
2.00	4,530	3.73	154.3	5.28	543,100	22,471,100
2.50	4,160	3.92	158.5	5.55	524,400	21,202,500
3.00	3,660	4.19	165.2	5.93	492,900	19,440,700
3.50	3,080	4.55	174.0	6.43	450,600	17,231,300
4.00	2,540	4.97	184.2	7.01	405,800	15,044,600

[1]Note 1:	Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 17.12
High Grade Mineral Resource Estimate for Carmen Deposit - Inferred
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	2,850	3.54	84.4	4.37	324,500	7,738,300
2.00	2,620	3.73	87.8	4.60	313,900	7,396,400
2.50	2,297	4.02	91.0	4.93	297,100	6,720,600
3.00	1,921	4.40	94.6	5.35	271,800	5,845,000
3.50	1,561	4.81	99.9	5.84	241,500	5,014,000
4.00	1,224	5.29	107.1	6.42	208,100	4,216,300

[1] Note 1:	Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)
Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

A second set of tables are provided to show the grades and tonnages using complete blocks (i.e. High Grade + Low Grade + Waste). These tables would reflect the block grades available for a large scale open pit operation. In other words the grades available if one could not mine to the limits of the high grade solid.

Table 17.13
Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Indicated
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	46,650	0.55	33.4	0.76	823,400	50,066,700
0.20	28,280	0.83	46.2	1.16	756,500	42,047,700
0.30	19,500	1.12	59.0	1.57	699,700	36,978,700
0.40	15,750	1.32	67.6	1.86	667,400	34,246,100
0.50	13,240	1.51	75.8	2.13	640,700	32,259,100
0.60	11,480	1.68	82.9	2.37	618,200	30,594,400
0.70	10,260	1.82	88.7	2.57	600,400	29,251,000
0.80	9,430	1.93	93.0	2.74	585,800	28,202,100
0.90	8,750	2.03	96.8	2.88	572,200	27,238,900
1.00	8,190	2.13	100.0	3.01	560,100	26,328,700

[1] Note 1:

Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 17.14
Total Mineral Resource Estimate (inclusive of High Grade) for Carmen Deposit - Inferred
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq1 g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	24,630	0.56	20.3	0.68	446,600	16,052,300
0.20	14,380,	0.88	27.0	1.07	406,900	12,485,400
0.30	10,860	1.09	32.0	1.34	381,600	11,155,400
0.40	9,460	1.21	34.5	1.49	368,300	10,502,300
0.50	8,420	1.32	36.8	1.62	356,500	9,958,700
0.60	7,450	1.43	39.1	1.75	342,800	9,369,600
0.70	6,640	1.54	41.3	1.89	329,400	8,823,700
0.80	6,000	1.64	43.2	2.01	316,900	8,339,600
0.90	5,450	1.74	45.1	2.13	304,700	7,905,100
1.00	4,980	1.83	46.7	2.24	293,200	7,476,800

[1] Note 1:

Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The effective date of the mineral resource estimate for the Carmen deposit is 1 December, 2009.

17.1.8	Model Verification

To check the resource estimation a second run was completed on the high grade solid using inverse distance squared (ID2) interpolation. For inverse distance squared it was not possible to restrict the number of samples per drill hole so results are slightly different. In general tonnage compared very well over the range of cut-off grades while grades were slightly higher than ordinary kriging (OK) (see Figure 17.5 and Figure 17.6).

Figure 17.5
Grade-Tonnage Plot for Indicated Mineral Resource Comparing OK and ID2

Figure 17.6
Grade-Tonnage Plot for Inferred Mineral Resource Comparing OK and ID2

17.2	VETA MINITAS DEPOSIT ESTIMATE

The Veta Minitas deposit sits adjacent to the Monterde deposit to the northwest and covers the Veta Minitas structure. It has been drill tested by a total of 64 drill holes of which eight are diamond drill holes and 56 are reverse circulation. Of these 64 drill holes, all but LMR-51 are within the mineralized area and total 13,986 m.

17.2.1	Geologic Models

The resource estimation for Veta Minitas is similar to that completed on the Carmen deposit with a high grade structurally controlled style of mineralization modelled (based on a gold equivalent grade shell) along with a lower grade envelope for gold and a separate envelope for silver. All material outside the low grade envelopes was considered waste. The low grade gold shell was roughly based on a 0.3 g/t Au cut-off grade while the silver shell was based on a 35 g/t Ag cut-off grade. The three-dimensional solids are shown in isometric views below.

Figure 17.7
Isometric View Looking Northwest Showing Veta Minitas High Grade Solids in Red and Drill Hole Traces

Figure 17.8
Isometric View Looking Northwest Showing Veta Minitas Low Grade Gold Solids in Red and Drill Hole Traces

Figure 17.9
Isometric View Looking Northwest Showing Veta Minitas Low Grade Silver Solids in Green and Drill Hole Traces

17.2.2	Data Analysis

A total of 7,038 assays for gold and silver were provided for the 64 drill holes. Of these, five samples were blank for gold and silver and were set to 0.001 g/t. In addition, a total of seven assay gaps were found and set to 0.001 g/t for gold and silver. This brought the total number of assay for the project to 7,045. The drill holes were “passed through” the three-dimensional solids for High Grade, Low Grade gold and Low Grade silver and each assay was tagged if within each of the solids. The sample statistics for gold and silver shown in Table 17.15.

Table 17.15
Sample Statistics for Gold and Silver at Veta Minitas

	Gold (g/t)			Silver (g/t)
	High Grade Zone	Low Grade Zone	Waste	High Grade Zone	Low Grade Zone	Waste
Number of Assays	117	908	6,020	117	1,519	5,409
Mean (g/t)	4.54	0.22	0.032	320.66	31.13	6.84
Standard Deviation	8.08	0.41	0.075	748.77	36.81	15.75
Minimum	0.007	0.001	0.001	3.40	0.001	0.001
Maximum	51.40	3.86	1.58	5760.00	198.00	179.00
Coefficient of Variation	1.78	1.89	2.37	2.33	1.18	2.30

Lognormal cumulative probability plots were produced for gold and silver in both the mineralized zones and waste. Each variable showed multiple overlapping lognormal populations. In each case the individual populations were partitioned out. The multiple overlapping populations for each variable result in different grade distributions and capping should be applied at different levels in each case. In most cases a small proportion of high grades are present and could, at this level of drill information, be considered erratic. Capping levels were chosen as shown in Table 17.16.

Table 17.16
Capping Levels at Veta Minitas

Au (g/t) in High Grade Zone			Ag (g/t) in High Grade Zone
Cap	Level	Number Capped	Cap	Level	Number Capped
2/2	37.0	2	2/2	648.0	5
Au (g/t) in Low Grade Zone			Ag (g/t) in Low Grade Zone
Cap	Level	Cap	Level	Cap	Level
		0			0
Au (g/t) in Waste			Ag (g/t) in Waste
Cap	Level	Number Capped	Cap	Level	Number Capped
2/3[1]	1.33	2	2/3	49.0	130
1 2/3 refers to a capping level of 2 Standard Deviations above the mean of population 3.

The effects of capping are shown in Table 17.17.

Table 17.17
Drill Hole Capped Sample Statistics Veta Minitas

	Gold (g/t)			Silver (g/t)
	High Grade Zone	Low Grade Zone	Waste	High Grade Zone	Low Grade Zone	Waste
Number of Assays	117	908	6,020	117	1,519	5,409
Mean (g/t)	4.36	0.22	0.032	220.33	31.13	5.90
Standard Deviation	7.17	0.41	0.074	149.68	36.81	10.06
Minimum	0.007	0.001	0.001	3.40	0.001	0.001
Maximum	37.00	3.86	1.33	648.00	198.00	49.00
Coefficient of Variation	1.64	1.89	2.35	0.68	1.18	1.70

17.2.3	Composites

Within the mineralized zones for gold and silver uniform down hole composites 3 m in length were formed to honour the solid boundaries. Small intervals at the solid boundaries less than 1.5 m in length were combined with adjoining samples to form a uniform support of 3±1.5 m.

Table 17.18
Drill Hole 3-m Composite Statistics Veta Minitas

	Gold (g/t)			Silver (g/t)
	High Grade Zone	Low Grade Zone	Waste	High Grade Zone	Low Grade Zone	Waste
Number of Assays	89	604	3,997	89	1,016	3,581
Mean (g/t)	3.78	0.21	0.03	216.0	30.64	6.06
Standard Deviation	5.20	0.32	0.06	132.5	33.10	10.07
Minimum	0.041	0.001	0.001	5.78	0.001	0.001
Maximum	26.97	2.84	1.14	648.0	188.0	118.4
Coefficient of Variation	1.38	1.52	1.97	0.61	1.08	1.66

17.2.4	Variography

Pairwise relative semivariograms were produced for gold and silver in mineralized zones and in waste to develop models to constrain the estimation. There were insufficient data in the high grade zone to produce separate models so the high grade and low grade zones were combined for variography. In all cases geometric anisotropy was demonstrated and nested spherical models were fit to the data. The parameters of the models are shown in Table 17.19.

Table 17.19
Summary

Domain	Variable	Direction	C0	C1	C2	Range a1 (m)	Range a2 (m)
Mineralized Structures	Au	Az. 135 Dip 0	0.10	0.50	0.43	8	40
		Az. 45 Dip 0	0.10	0.50	0.43	8	28
		Az 0 Dip -90	0.10	0.50	0.43	8	24
Mineralized Structures	Ag	Az. 135 Dip 0	0.10	0.30	0.50	8	24
		Az. 45 Dip 0	0.10	0.30	0.50	10	30
		Az. 0 Dip -90	0.10	0.30	0.50	20	40
Waste Zone	Au	Az. 135 Dip 0	0.20	0.28	0.22	8	60
		Az. 45 Dip 0	0.20	0.28	0.22	8	44
		Az. 0 Dip -90	0.20	0.28	0.22	22	80
Waste Zone	Ag	Az. 135 Dip 0	0.20	0.30	0.30	8	60
		Az. 45 Dip 0	0.20	0.30	0.30	12	40
		Az. 0 Dip -90	0.20	0.30	0.30	8	40

of Semivariograms for Gold and Silver, Veta Minitas

17.2.5	Block Model

A similar block model used to estimate Carmen and consisting of 6 x 6 x 6 m blocks was superimposed over the Veta Minitas mineralized zone. The Block Model Origin is shown below.

Lower-left	X Coordinate	788143.6325 E	Column Size : 6 m	277 cols.
	Y Coordinate	30554534.4861 N	Row Size : 6 m	269 rows.
Top Z Coordinate		2536 Elev.	Level Size : 6 m	149 levels.
Rotation of 45 degrees anti-clockwise around the origin.

For each block, the percentage below surface topography, the percentage within the gold and silver high grade solid, the percentage within the low grade gold, and the percentage within the low grade silver solids were recorded. The percentage of waste was established by subtracting the percentage of high grade and low grade from the percentage below topography. In addition sub domains reflecting different azimuths and dips were coded for the various mineralized structures. These sub domains were used to determine the orientation of the kriging search ellipses. The block was also assigned a lithology based on majority rule.

Sub Domain	Orientation of structure
300	Azimuth between 290 and 300, Dip -90
315	Azimuth between 310 and 325, Dip -90
335	Azimuth between 325 and 345, Dip -90
330	Azimuth between 325 and 345, Dip -85

17.2.6	Bulk Density

Bulk density was applied to each estimated block based on lithology as outlined in Table 17.9 for the adjoining Carmen deposit (Section 17.14). Blocks not coded for lithology were assigned the average of 2.31.

17.2.7	Grade Interpolation

Grades for gold and silver at Veta Minitas were interpolated into blocks using ordinary kriging in three stages.

First, blocks containing some percentage within the high grade solid were estimated for both gold and silver using only composites from within the high grade solid. Kriging search ellipse orientations were determined by the sub domain each block fell in. Separate kriging runs were made for high grade blocks in Sub Domains 300, 315 and 335.

Next, blocks containing some percentage within the low grade solids were estimated for gold using composites within the low grade gold solid and for silver from composites within the low grade silver solid. Again, separate kriging runs were made for low grade blocks located in each of the sub domains 300, 315, 330 and 335.

Finally, blocks containing some percentage outside the mineralized solids were estimated for waste gold and silver from composites located outside the gold solids and silver solids, respectively.

In all cases blocks were estimated using a series of passes, controlled by a search ellipse with dimensions based on the ranges of the semivariograms. The search ellipse for Pass 1 had dimensions equal to ¼ the range of the semivariograms. If a minimum four composites were not found for a given block, the search was expanded to ½ the range of the semivariograms in Pass 2. Pass 3 and 4 followed using search ellipses with dimensions equal to the full range and twice the range if required. During any pass if more than 12 composites were found the closest 12 were used with a maximum of three composites taken from any one drill hole.

17.2.8	Classification and Results

For the Veta Minitas deposit blocks estimated in Pass 1 or Pass 2 using a maximum of ½ the semivariogram range for either gold or silver were classified as Indicated. The remaining blocks were classified as Inferred. The results are presented in grade-tonnage tables at a range of gold grade cut-off grades.

The high grade mineral resource estimates at Veta Minitas for various cut-off grades are shown below, with the base case shown in bold type.

Table 17.20
High Grade Mineral Resource Estimate for Veta Minitas Deposit - Indicated
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	43	4.00	292.74	5.53	5,500	404,700
2.00	42	4.08	294.12	5.62	5,500	397,200
2.50	39	4.38	298.51	5.94	5,500	374,300
3.00	34	4.80	303.22	6.37	5,200	331,500
3.50	27	5.63	307.98	7.20	4,900	267,400
4.00	25	5.89	311.39	7.47	4,700	250,300

[1] Note 1:
Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 17.21
High Grade Mineral Resource Estimate for Veta Minitas Deposit - Inferred
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	800	4.14	184.82	5.04	106,400	4,753,900
2.00	761	4.39	186.40	5.29	107,400	4,560,600
2.50	747	4.45	186.35	5.35	106,800	4,475,500
3.00	689	4.69	182.83	5.56	103,900	4,050,000
3.50	546	5.41	168.48	6.17	94,900	2,957,700
4.00	466	5.90	158.87	6.60	88,500	2,380,200

[1] Note 1:
Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2)
The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

A second set of tables are provided to show the grades and tonnages using complete blocks (i.e. High Grade + Low Grade + Waste). These tables would reflect the block grades available for a large scale open pit operation. In other words the grades available if one could not mine to the limits of the high grade solid.

Table 17.22
Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Indicated
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	3,400	0.24	14.10	0.25	26,700	1,541,000
0.20	880	0.49	29.32	0.58	13,700	829,600
0.30	510	0.68	36.04	0.82	11,100	591,000
0.40	240	1.06	67.70	1.37	8,100	522,400
0.50	130	1.52	112.86	2.08	6,300	471,700
0.60	100	1.81	141.16	2.54	5,800	453,800
0.70	90	1.99	161.98	2.84	5,800	468,700
0.80	85	2.07	168.70	2.95	5,700	461,000
0.90	81	2.15	172.92	3.05	5,600	450,300
1.00	78	2.21	175.81	3.13	5,500	440,900

[1]Note 1:	Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)
Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 17.23
Total Mineral Resource Estimate (inclusive of High Grade) for Veta Minitas Deposit - Inferred
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1]g/t)	Tonnes (000s)	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	5,700	0.71	46.33	0.89	130,100	8,491,300
0.20	3,300	1.14	63.63	1.41	121,000	6,750,700
0.30	2,700	1.37	70.88	1.69	119,200	6,153,000
0.40	2,400	1.51	74.86	1.85	116,400	5,776,500
0.50	2,300	1.58	77.28	1.94	116,500	5,714,500
0.60	2,200	1.64	79.50	2.01	115,600	5,623,000
0.70	2,000	1.70	81.58	2.08	109,200	5,245,900
0.80	1,900	1.76	83.30	2.15	107,600	5,088,300
0.90	1,800	1.83	84.76	2.22	105,600	4,905,000
1.00	1,700	1.90	86.12	2.30	103,700	4,707,100

[1] Note 1:	Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)
Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The effective date of the mineral resource estimate for the Veta Minitas deposit is 1 December, 2009.

17.3	CAROTARE DEPOSIT ESTIMATE

The Carótare deposit is located 2 km west of the Carmen deposit. A total of 85 drill holes were drilled in the area of which 60 penetrated the estimated zone and totalled 12,160 m. Kimber geologists modelled lithology and grade shells for gold and silver. The present estimate is an update of the first mineral resource estimate prepared for the Carótare deposit by Burgoyne using the polygonal estimation method described in his report dated November 22, 2005 (Burgoyne, 2005) and includes all drilling undertaken to date. The last drilling was completed on 19 December, 2006.

17.3.1	Geologic Model

A three dimensional solid model was produced by Kimber geologists outlining a high grade zone based on a AuEQ >=1.5g/t, a low grade gold mineralized zone (>= 0.3 g/t) and a low grade silver mineralized zone (>=35 g/t). These solids were produced from cross sections and level plan interpretation. The high grade models are shown below.

     Figure 17.10
Isometric View Looking North
(Topography in grey, high grade zone in red and drill hole traces)

17.3.2	Data Analysis

The mineralized solids for gold and silver were used to tag the assays. The assay statistics are tabulated below.

     Table 17.24
Drill Hole Sample Statistics

	Au (g/t) in Assays			Ag (g/t) in Assays
	Au HG	Au LG	Au Waste	Ag HG	Ag LG	Ag Waste
Number of Samples	276	1,598	7,063	276	284	8,377
Mean Grade (g/t)	2.564	0.400	0.054	49.04	34.77	3.38
Standard Deviation	5.201	0.536	0.155	123.48	40.60	5.74
Minimum Value	0.003	0.001	0.001	1.00	0.001	0.001
Maximum Value	69.50	8.08	4.01	1300.00	397.00	191.00
Coefficient of Variation	2.03	1.33	2.85	2.52	1.17	1.70

Lognormal cumulative probability plots were produced for Au and Ag in all the mineralized zones and waste. Each variable showed multiple overlapping lognormal populations. In each case the individual populations were partitioned out. The multiple overlapping populations for each variable result in different grade distributions and capping should be applied at different levels in each case. In most cases a small proportion of high grades are present and could, at this level of drill information, be considered erratic. Capping levels were chosen as shown in Table 17.25.

     Table 17.25
Capping Levels

Au (g/t) in HG			Ag (g/t) in HG
Cap	Level	# Capped	Cap	Level	# Capped
2/2	35.8g/t	1	2/2	856g/t	1
Au (g/t) in LG			Au (g/t) in LG
2/2	3.2g/t	5	2/2	157g/t	3
Au (g/t) in Waste			Ag (g/t) in Waste
2/3	1.32	20	2/2	44.7	13

Where 2/3 – 2 Standard Deviations above the mean of population 3

The effects of capping are shown in Table 17.26.

Table 17.26
Drill Hole Capped Sample Statistics

	Au (g/t) in Capped Assays			Ag (g/t) in Capped Assays
	Au HG	Au LG	Au Waste	Ag HG	Ag LG	Ag Waste
Number of Samples	276	1,598	7,063	276	284	8,377
Mean Grade (g/t)	2.442	0.391	0.051	47.43	33.46	3.33
Standard Deviation	3.842	0.448	0.118	109.19	32.69	5.04
Minimum Value	0.003	0.001	0.001	1.00	0.001	0.001
Maximum Value	35.80	3.20	1.32	856.00	157.00	44.70
Coefficient of Variation	1.57	1.14	2.28	2.30	0.98	1.52

17.3.3	Composites

Within the mineralized zones for gold and silver uniform down hole composites 3 m in length were formed to honour the solid boundaries. Small intervals at the solid boundaries less than 1.5 m in length were combined with adjoining samples to form a uniform support of 3 ± 1.5 m.

Table 17.27
Drill Hole 3 M Composite Statistics

	Au (g/t) in 3m Composites			Ag (g/t) in 3 m Composites
	Au HG	Au LG	Au Waste	Ag HG	Ag LG	Ag Waste
Number of Samples	191	1,076	2,674	191	214	3,214
Mean Grade (g/t)	2.413	0.397	0.066	44.33	31.39	4.21
Standard Deviation	3.369	0.372	0.096	90.78	26.97	5.23
Minimum Value	0.003	0.003	0.001	1.00	1.00	0.001
Maximum Value	24.70	2.63	1.09	680.20	130.44	37.40
Coefficient of Variation	1.40	0.94	1.47	2.05	0.86	1.24

17.3.4	Variography

Pairwise relative semivariograms were produced for gold and silver in mineralized zones (HG plus LG) and in waste to develop models to constrain the estimation. In all cases geometric anisotropy was demonstrated and nested spherical models were fit to the data. The parameters of the models are tabulated below.

Table 17.28
Summary of Semivariograms For Gold and Silver, Carótare Project

Domain	Variable	Direction	C0	C1	C2	Range a1(m)	Range a2(m)
Mineralized Structures	Au	Az. 135[o] Dip 0	0.20	0.21	0.36	10	80
		Az. 45 [o] Dip -80[o]	0.20	0.21	0.36	6	84
		Az. 225 [o] Dip -10[o]	0.20	0.21	0.36	8	36
Mineralized Structures	Ag	Az. 135[o] Dip 0	0.10	0.30	0.42	10	80
		Az. 45 [o] Dip 0[o]	0.10	0.30	0.42	15	40
		Az. 0 [o] Dip -90[o]	0.10	0.30	0.42	15	40
Waste Zone	Au	Az. 135[o] Dip 0	0.18	0.21	0.13	10	85
		Az. 45 [o] Dip 0[o]	0.18	0.21	0.13	5	60
		Az. 0 [o] Dip -90[o]	0.18	0.21	0.13	20	90
Waste Zone	Ag	Az. 135[o] Dip 0	0.30	0.15	0.14	10	60
		Az. 45 [o] Dip 0[o]	0.30	0.15	0.14	12	50
		Az. 0 [o] Dip -90[o]	0.30	0.15	0.14	5	80

17.3.5	Block Model

A block model consisting of blocks 6 x 6 x 6 m in dimension was superimposed over the Carótare mineralized zone. The Block Model Origin is shown below.

Lower Left Corner
786072.441 E	Column size = 6 m	62 Columns
3055797.008 N	Row size = 6 m	83 Rows
Top of Model
2106 Elevation	Level size = 6 m	85 Levels
Rotation 315 degrees counter clockwise

For each block the percentage below surface topography, the percentage within the high grade solid (based on gold equivalent), gold LG solid and the percentage within the silver LG solid was recorded. The block was also assigned a lithology based on majority rule.

17.3.6	Bulk Density

For Carotare, 27 samples from the various lithologies present were sent to PRA for specific gravity determinations by the wax immersion method. The procedure was as follows:

  Samples placed in oven at 45C for 24 hours.

  Weighed single piece of drill core, coated with molten wax, recorded total weight.

  Waxed sample placed into a graduated cylinder with water, removed bubbles.

  Volume change was recorded. Wax specific gravity from literature. Wax density 0.863 g/mL

The 27 density measurements were subdivided into the four different principal lithologies present on the property as shown in Table 17.29. These lithologies were modelled using Gemcom software with 3 dimensional solids built for each. The solids were then compared to the block model and the proportion of each lithology within each block was recorded. The bulk density for each block was then determined as a weighted average of the various specific gravities present based on lithology.

Table 17.29
PRA Measured Specific Gravities Carotare

			Sample	Bulk Density	Lith Code
Hole	From (m)	To (m)	ID	(g/cm3)		Averages
CTC-01	179.94	180.1	CTC-01 179.94m-180.10m	2.56	And
CTC-05	194.54	194.69	CTC-05 194.54m-194.69m	2.56	And
CTC-06	267	267.22	CTC-06 267.00m-267.22m	2.24	And	2.45
CTC-01	110.05	110.18	CTC-01 110.05m-110.18m	2.39	PPB
CTC-02	133.66	133.8	CTC-02 133.66m-133.80m	2.38	PPB
CTC-03	99.76	99.9	CTC-03 99.76m-99.90m	2.46	PPB
CTC-05	124.63	124.81	CTC-05 124.63m-124.81m	2.41	PPB	2.41
CTC-01	15.6	15.7	CTC-01 15.60m-15.70m	2.47	PQ
CTC-01	93.06	93.2	CTC-01 93.06m-93.20m	2.37	PQ
CTC-02	28.52	28.67	CTC-02 28.52m-28.67m	2.39	PQ
CTC-05	248.15	248.34	CTC-05 248.15m-248.34m	2.41	PQ
CTC-06	222.79	222.95	CTC-06 222.79m-222.95m	2.46	PQ	2.42
CTC-01	128.25	128.35	CTC-01 128.25m-128.35m	2.43	TXTL
CTC-01	153	153.18	CTC-01 1530m-153.18m	2.51	TXTL
CTC-02	76.1	76.22	CTC-02 76.10m-76.22m	2.59	TXTL
CTC-02	102.8	102.94	CTC-02 102.80m-102.94m	2.34	TXTL
CTC-02	155.43	155.6	CTC-02 155.43m-155.6m	2.26	TXTL
CTC-03	27.45	27.59	CTC-03 27.45m-27.59m	2.56	TXTL
CTC-03	52.13	52.26	CTC-03 52.13m-52.26m	2.39	TXTL
CTC-03	130.97	131.15	CTC-03 130.97m-131.15m	2.4	TXTL
CTC-04	141.77	141.92	CTC-04 141.77m-141.92m	2.45	TXTL
CTC-04	244.9	245.13	CTC-04 244.90m-245.13m	2.42	TXTL

			Sample	Bulk Density	Lith Code
Hole	From (m)	To (m)	ID	(g/cm3)		Averages
CTC-05	44.45	44.6	CTC-05 44.45m-44.60m	2.47	TXTL
CTC-06	67.05	67.19	CTC-06 67.05m-67.19m	2.45	TXTL
CTC-06	136.78	136.96	CTC-06 136.78m-136.96m	2.52	TXTL
CTC-07	24.16	24.36	CTC-07 24.16m-24.36m	2.41	TXTL
CTC-07	144.63	144.8	CTC-07 144.63m-144.8m	2.39	TXTL	2.44
			Average	2.43

17.3.7	Grade Interpolation and Results

A similar procedure as used in the Carmen deposit was used to report the Carótare mineral resource. Due to the importance of both gold and silver in the economics of this deposit the results have been tabulated using a gold equivalent cut-off grade. This gold equivalent value has been calculated for each block in the model using a gold price of $750.00/oz and a silver price of $12.00/oz. Gold and silver recoveries for each block were calculated based on the strategy described in Section 16.0.

The recovery function was based on gold and silver grades, depth, the structure and location within the deposit. Based on the calculated recovery for each block a recovered gold and silver grade was calculated with gold equivalent grade estimated as follows:

AuEq g/t = (Gold Grade * Recovery %) + ((Silver Grade * Recovery %) * 12/750)

The results have been tabulated for a variety of recoverable gold equivalent (AuEq) cut-off grades separated into indicated and inferred for the high grade portions of the blocks as shown in Table 17.30 and Table 17.31.

Table 17.30
High Grade Mineral Resource Estimate for Carótare Deposit - Indicated
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq[1] g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	300,000	2.67	54.2	2.84	25,800	523,000
2.00	220,000	3.07	58.6	3.26	21,700	414,700
2.50	150,000	3.55	63.0	3.78	17,100	303,700
3.00	95,000	4.10	64.1	4.34	12,500	195,800
3.50	61,000	4.73	63.9	4.97	9,300	125,400
4.00	41,000	5.34	63.6	5.58	7,000	83,900

[1]Note 1:

Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 17.31
High Grade Mineral Resource Estimate for Carótare Deposit - Inferred
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq1 g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
1.50	280,000	2.59	43.9	2.67	23,400	394,900
2.00	210,000	2.91	45.7	2.99	19,600	308,300
2.50	137,000	3.25	52.0	3.38	14,300	229,100
3.00	85,000	3.59	57.7	3.77	9,800	157,600
3.50	42,000	4.12	57.3	4.31	5,600	77,400
4.00	29,000	4.39	58.9	4.59	4,100	54,900

[1]Note 1:	Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

A second set of tables are provided to show the grades and tonnages using complete blocks (i.e. High Grade + Low Grade + Waste). These tables would reflect the block grades available for a large scale open pit operation. In other words the grades available if one could not mine to the limits of the high grade solid.

Table 17.32
Total Mineral Resource Estimate (inclusive of High Grade) for Carótare Deposit - Indicated
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq1 g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	5,640,000	0.46	10.6	0.43	82,500	1,921,400
0.20	3,860,000	0.58	13.1	0.55	72,500	1,630,500
0.30	2,520,000	0.75	16.2	0.72	60,500	1,310,100
0.40	1,760,000	0.91	18.9	0.88	51,400	1,065,400
0.50	1,310,000	1.05	21.6	1.03	44,300	909,600
0.60	1,040,000	1.17	24.1	1.16	39,100	804,900
0.70	830,000	1.29	26.6	1.29	34,300	705,900
0.80	680,000	1.40	28.3	1.40	30,800	622,600
0.90	570,000	1.50	29.9	1.51	27,600	549,700
1.00	480,000	1.60	30.9	1.61	24,900	479,500

[1] Note 1:	Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 17.33
Total Mineral Resource Estimate (inclusive of High Grade) for Carótare Deposit - Inferred
(At Various Cut-off Grades)

Cut-off Grade (Recoverable AuEq1 g/t)	Tonnes	Grade			Contained Metal
		Gold (g/t)	Silver (g/t)	Recoverable AuEq[1] (g/t)	Gold (oz)	Silver (oz)
0.10	8,160,000	0.31	9.5	0.30	84,000	2,595,900
0.20	4,760,000	0.45	13.1	0.44	62,700	1,840,800
0.30	2,620,000	0.63	17.1	0.62	45,400	1,234,000
0.40	1,610,000	0.83	19.9	0.81	35,500	856,600
0.50	1,090,000	1.00	21.8	0.98	29,600	643,800
0.60	830,000	1.12	23.5	1.10	26,100	547,300
0.70	650,000	1.21	25.1	1.20	23,300	481,800
0.80	550,000	1.30	26.6	1.28	20,800	427,700
0.90	450,000	1.39	28.2	1.38	18,300	370,300
1.00	380,000	1.47	30.5	1.48	15,800	327,500

[1] Note 1:	Gold Equivalent or “AuEq” g/t is based on prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block and estimated using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)
Note 2:	Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.
(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The effective date of the mineral resource estimate for the Carótare deposit is 15 March, 2010.

The high grade mineral resource estimates for the deposits are summarized in Table 17.34.

Table 17.34
Base Case High Grade Mineral Resource Estimate for the Carmen,Veta Minitas and Carótare Deposits
(At a 3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	3,660	4.19	165.2	492,900	19,440,700
Indicated Veta Minitas	34	4.80	303.2	5,200	331,500
Indicated Carótare	95	4.10	64.1	12,500	195,800
Total Indicated	3,789	4.19	163.9	510,600	19,968,000
Inferred Carmen	1,921	4.40	94.6	271,800	5,845,000
Inferred Veta Minitas	689	4.69	182.8	103,900	4,050,000
Inferred Carótare	85	3.59	57.7	9,800	157,600
Total Inferred	2,695	4.45	116.0	385,500	10,052,600

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The mineral resource estimates include a high grade mineral resource considered to be potentially amenable to underground mining, and which is surrounded by a lower grade mineral resource halo, some of which may be amenable to open pit mining.

The base case total resource estimate, inclusive of the high grade estimate set out in Table 17.34 above, is shown in Table 17.35.

Table 17.35
Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carótare Deposits
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000s)	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Indicated Carótare	2,520	0.75	16.2	60,500	1,310,100
Total Indicated	20,095	1.19	60.2	771,300	38,879,800
Inferred Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Inferred Carótare	2,620	0.63	17.1	45,400	1,234,000
Total Inferred	16,120	1.05	35.8	546,200	18,542,400
(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

(2)

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The mineral resource estimate summarized in Table 17.35 and presented in the preceding tables was prepared by Gary Giroux, P.Eng., MASc. Mr. Giroux is independent of Kimber as defined by Section 1.4 of NI 43-101.

18.0 OTHER RELEVANT DATA AND INFORMATION

18.1	INTRODUCTION

It is planned that the Monterde property will be mined by a combination of open pit and underground methods, with all of the ore being fed to a conventional grinding mill and cyanide leach circuit for the production of gold and silver in doré. The focus of the mining activity is to extract the higher grade mineralization identified in the mineral resource estimate. Production will come mainly from the Carmen zone with supplemental material being mined from the Veta Minitas deposit. The plan is to produce 1,000 t/d from an underground operation, plus 1,500 t/d from an open pit.

This preliminary assessment includes Inferred Mineral Resources in order to demonstrate the potential viability of the project. The economic analysis contained in this report is based in part on Inferred Mineral Resources and is, therefore, preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to be categorized as Mineral Reserves. There is no certainty that the mine plan, production schedule, and economic projections on which this preliminary assessment is based will be realized. There are no mineral reserves at the Monterde project.

Within this section of this report, reference is made to potentially mineable mineral resources as an estimate of the material which might be produced from the Indicated and Inferred Mineral Resources of the Monterde project. This is a label for convenience and is not meant to indicate that there are, or will be, Mineral Reserves at Monterde.

18.2	MINING OVERVIEW

Mine planning for the Monterde deposit was conducted using Mintec Inc. MineSight® software. The approach taken was to optimize the extraction ratio from the underground and open pit taking into account not only the costs, profit and net value but also maximizing the NPV and IRR whilst reducing the payback period and considering the amount of waste and tailings storage.

18.2.1	Cut-off Grade Analysis

An estimate of the cut-off grades for open pit and underground was prepared and is detailed in Table 18.1. The cut-off grades were based upon an initial estimate of the operating costs for the open pit and underground mines. The metal prices used in the cut-off grade analysis equate to $875/oz for gold and $14.00/oz for silver.

Table 18.1
Cut-off Grade Analysis

	Unit	Open Pit	Underground
Open pit fixed cost - contractor	$/t	1.23
Open pit variable cost	$/t	0.37
Underground fixed cost - contractor	$/t	-	36.00
Mining administration fixed costs	$/t	1.70	1.70
Process variable costs	$/t	8.42	8.42
Process fixed costs	$/t	3.45	3.45
G&A costs	$/t	1.33	1.33
Total cost per tonne	$/t	16.51	50.91
Incremental cost per tonne	$/t	10.02	44.42
Gold price	$/g	28.13	28.13
Silver price	$/g	0.45	0.45
Cut-off grade all in	g/t	0.59	1.81
Cut-off grade incremental	g/t	0.36	1.58

The underground cut-off grade was increased to reflect dilution at 20% and the effective cutoff grade is 2.26 g/t AuEq recovered.

18.2.2	Analysis of Production Rates

A number of production rate scenarios for the operation were evaluated which ranged from 2,000 t/d to 4,500 t/d of mill feed with varying contributions from open pit and underground operations. Consideration was given as to whether open pit and underground mining should be operated in parallel or in series. Simultaneous development of the open pit and underground was the favoured alternative and it was considered that extracting 1,000 t/d from the underground operation was a realistically attainable production rate.

An analysis of possible open pit extraction rates was undertaken based on experience and comparison with similar operations in Mexico. From this analysis, the production rate of 1,500 t/d was selected for the open pit. In addition, careful consideration was given to the potential amount of waste and tailings that could reasonably be stored and placed on-site.

Thus, the combined production rate consists of 1,500 t/d from an open pit operation and 1,000 t/d from an underground operation, for a total of 2,500 t/d of mill feed. Once the open pit resources have been depleted, it is planned to reduce the mill feed rate to 1,500 t/d, all of which will come from the underground operation.

18.3	OPEN PIT MINING

18.3.1	Pit Optimization

The 3D resource block model, as produced by Micon, with further NSR modeling by Garth Kirkham, P.Geo., was utilized for the calculation of various optimized pits at varying price scenarios. Metallurgical recoveries were factored into the block model using the metallurgical model and stored on a block-by-block basis. Using these metallurgical recoveries, recovered grades for gold and silver were calculated block by block.

The operating costs and pit slope parameters used in the Lerchs-Grossmann pit optimization are summarized in Table 18.2. The topography was used as the starting surface for the pit optimization.

Table 18.2
Pit Optimization Parameters

Parameter	Unit	Value
Waste mining cost	$/t waste	3.30
Ore mining cost	$/t ore	3.30
Processing and G&A	$/t ore milled	13.20
Pit slope angle	o	44

A series of optimized pit shells was generated based on varying metal price thresholds and using the parameters listed in Table 18.2. The ultimate pit used for the mine design for the preliminary assessment was developed using metal prices of $875/oz gold and US$14/oz silver.

18.3.2	Open Pit Design

The optimized (rough) open pit outline created using the Lerchs-Grossmann method and optimization parameters listed in Table 18.2, was utilized to create the designed (smoothed) open pit from which an estimate of potentially mineable mineral resources was derived. The design pit was based on the geotechnical parameters as supplied by Knight Piésold and described below in Section 18.3.3.

The calculated stripping ratio, waste tonnes:ore tonnes, is 13.8:1.

The outline of the design open pit is shown in Figure 18.1. Development of the Veta Minitas deposit is shown to the left (west) of the main open pit.

Figure 18.1
Design Pit Outline

The resultant total tonnages contained within the designed open pit are given in Table 18.3, by classification.

Table 18.3
Design Open Pit Potentially Mineable Mineral Resources

Classification	Tonnes	In Situ Gold Grade (g/t Au)	In Situ Silver Grade (g/t)	Recovered Gold[1] (g/t)	Recovered Silver[1] (g/t)
Indicated	4,125,330	1.73	130.4	1.65	84.4
Inferred	1,069,887	1.61	90.4	1.53	58.8
Total	5,195,217	1.71	122.2	1.63	79.2
Waste	71,834,410

[1] Recovered gold and silver refers to the recovered grades based on the metallurgical model and results detailed in Section 16.0. Metallurgical recoveries are calculated on a block by block basis as discussed herein.

18.3.3	Pit Slope Analysis

Kimber initiated geotechnical evaluations related to the planned open pit in 2004 with work and reports prepared by Knight Piésold in 2005 and 2006. The work was done to provide pre-feasibility level geotechnical information for the open pit.

In its 2005 report, Knight Piésold evaluated the available information and provided its assessment of the rock mass quality, which was fair to poor, and initial pit slope recommendations. Knight Piésold also recommended a geotechnical investigation program, including geotechnical drilling

Three oriented geotechnical drill holes were completed in January, 2006. Representative drill core samples were collected for unconfined compressive strength (UCS) laboratory tests to calibrate the intact rock strength values estimated in the field. Six representative drill core samples were taken for direct shear tests to estimate the friction angle of the discontinuities. Based on the results of the field test, Knight Piésold produced a report in 2006 which expanded upon and revised the 2005 report.

In the 2006 report, the average rock mass rating (RMR) classification for the bulk of the rock mass was stated as fair to good, in rock which is comprised of various felsic volcanics and intrusive units.

Knight Piésold’s recommended pit slope angles are shown in Table 18.4.

Table 18.4
Recommended Pit Slope Angles

Design Sector	Bench Face Angle	Inter-Ramp Angle
North	80[o]	53[o]
East	80[o]	53[o]
Southeast	75°	51°
Southwest	70°	48°
Northwest	80°	53°

The pit design sectors were defined based on the 2005-2006 pit model. The pit design sectors will be adjusted in accordance with the current pit. The overall slope angles will typically be 2o flatter than the recommended inter-ramp slope when haulage ramps are incorporated into the pit design.

18.3.4	Mine Operations

The mine production rate in the open pit requires the movement of approximately 18,000 t/d (ore plus waste). Considering the relatively short mine life and the production rate, the mining costs for the preliminary assessment were based on mining operations being carried out by a mining contractor for open pit mining. Use of a contractor will reduce the capital cost required for purchase of an open pit mining equipment fleet, although the unit operating costs will be higher for the contractor scenario than for Owner mining. Mining will be carried out using conventional drill, blast, load and haul unit operations and standard open pit mining equipment of small to medium size. The type and size of mining equipment that is likely to be employed by a mining contractor is shown in Table 18.5.

For selective extraction of some of the narrow lenses, a small excavator will be required so that the ore can be extracted with a minimum of dilution. These narrow zones may also require additional blast hole drilling to provide better sampling for grade control.

Table 18.5
Proposed Open Pit Equipment Fleet

Equipment	Make	Model	Size
Blast Hole Drill	Ingersoll Rand	DM45	288 mm diameter
Loading	Caterpillar	992D FEL
Hauling	Caterpillar	777 truck	100-t
Bulldozers	Caterpillar	DN11
Rubber tire dozer	Caterpillar	834-B
Motor graders	Caterpillar	16G
Water truck	Caterpillar	775
Services truck	International

18.3.5	Production Schedule

A preliminary production schedule was developed from the design pit tonnages with production of ore and waste scheduled on a bench by bench basis. This is not an optimum schedule but rather a preliminary estimate of the production schedule. The production schedule is shown in Table 18.6. The grades shown are the deposit average and are mill feed grades prior to the application of metallurgical recoveries. The schedule includes 7 Mt of pre-stripping waste to reduce the stripping ratio in later periods and to expose ore for production.

Waste from the pre-stripping will be used for the construction of site roads and to generate flat spaces for facilities on the site, in addition to construction of the tailings facilities.

The open pit life-of-mine plan contains an estimated total of 5.2 Mt of potentially mineable resources at a grade 1.71 g/t Au and 122.2 g/t Ag. There are approximately 79% of the open pit tonnes in the Indicated Mineral Resource category and 82% of the gold equivalent metal is from the Indicated Mineral Resources.

Table 18.6
Open Pit Production Schedule

Year	Total Tonnes	Waste (t)	Ore (t)	Stripping Ratio	In Situ Gold Grade (g/t)	In Situ Silver Grade (g/t)
Year-1	7,000,000	7,000,000
Year 1	9,540,000	9,000,000	540,000	15.0	1.71	122.2
Year 2	9,540,000	9,000,000	540,000	15.0	1.71	122.2
Year 3	9,340,000	8,800,000	540,000	15.0	1.71	122.2
Year 4	8,100,000	7,560,000	540,000	14.0	1.71	122.2
Year 5	7,560,000	7,020,000	540,000	13.0	1.71	122.2
Year 6	7,560,000	7,020,000	540,000	13.0	1.71	122.2
Year 7	7,020,000	6,480,000	540,000	12.0	1.71	122.2
Year 8	5,940,000	5,400,000	540,000	10.0	1.71	122.2
Year 9	3,780,000	3,240,000	540,000	6.0	1.71	122.2
Year 10	1,650,000	1,315,000	335,000	4.0	1.71	122.2
Total	77,030,000	71,835,000	5,195,000	13.8	1.71	122.2

18.4	UNDERGROUND MINING

Conceptual underground mine design and planning for the Monterde deposits was completed using MineSight™ software. The 3D resource block models produced by Micon were used as the basis for mine design and planning.

The underground mine was designed as a 1,000 t/d operation using the cut and fill mining method with waste rock fill, either waste rock from mine development or waste recovered from the open pit. The waste rock will be placed to provide a work platform and there are no plans for cemented rock fill.

Mechanized mining methods were proposed with an all trackless fleet of equipment. Access from surface will be via ramps. This mining method was chosen to maximize the extraction of the resources and permit selective mining of the narrower sections of the deposit. The focus of mine planning will be to produce the highest grade mill feed possible. The cut and fill stopes will average 2.1-2.5 m in width, will be up to 67 m long and will extend up to 48 m vertically.

The underground production rate was based on assuming that the size of an individual stope blast was to be 2.5 m by 2.5 m by 3 m for a total of 17.5 m3. Assuming an average specific gravity of 2.33 t/m3, each blast was approximately 52 tonnes. In order to achieve a target production level of 1,000 t/d, approximately 18 blasts were required per day. Based on two shifts per day at least nine faces were needed to be actively mined simultaneously. Assuming lost time for filling of the stopes, general delays, clean-up and logistical issues, a total number of faces in the range of 12 to 15 would be required. Based on the deposit configuration and potential of having three to four main accesses it was considered that the number of faces to be in operation at one time was not unreasonable and, hence, that the 1,000 t/d production rate is appropriate.

Dilution was estimated to average 20% in the underground mine. The estimate was based on an evaluation of the mineral resource shapes overlain with stope layouts. In addition, it was estimated that ore losses will be relatively high and the estimate related to ore loss was set as 20%.

The grade that has been applied to underground dilution is the average grade of the low grade envelope which is 0.37 g/t Au and 28.7 g/t Ag.

An estimate of the potentially mineable resources that are below the bottom of the open pit and available for underground mining is provided in Table 18.7.

Table 18.7
Underground Potentially Mineable Mineral Resource

Classification	Tonnes	Gold In Situ (g/t)	Silver In Situ (g/t)	Gold Recovered (g/t)	Silver Recovered (g/t)
Indicated	2,54,865	3.41	93.72	3.27	57.78
Inferred	2,869,173	3.28	85.53	3.14	46.41
Total	5,414,038	3.34	89.40	3.20	51.70

18.4.1	Underground Mine Access

Access to the underground has already been established with the main exploration adit and drift at elevation 2,220 m. It is assumed that this adit and level are in reasonable condition and can be rehabilitated. However, the existing cross-sectional area is inadequate for the size of mechanized mining equipment proposed. Slashing to 5 m high and 5 m wide will be required to accommodate the equipment proposed.

Therefore, mine access will be via new decline ramps and access drifts, driven to accommodate the proposed LHDs and haulage trucks. The planned ramp grades will not exceed 15%. The new main mine access ramp is proposed as shown in Figure 18.2, which coincides with Option A for tailings storage, as discussed in Section 18.6. The ramp will be driven initially at an azimuth of 280o and will then split to service the Veta Minitas and the Carmen/Cob structures. A secondary access ramp will be driven from the small subsidiary pit that will be created as a result of mining the Veta Minitas deposit from surface, and will join with the main ramp approximately at the 2,180 elevation (metres above sea level). There will be auxiliary ramps driven off the main ramps to service the Veta Minitas, Carmen and Cob structures at the various production levels. The multiple ramps are required as the mining zones are to be too widely spaced to be economically accessed from a single ramp. Main ramp development will be driven to 5 m high by 5 m wide using single boom jumbo drills and 6.0 m3 LHDs.

Additional lateral development headings will be driven to access 10 to 15 of the stoping areas. These level development headings and stope access headings will be driven 3.5 m high by 3 m wide using jacklegs and 1.9 m3 LHDs.

Total capital development over the life of the mine is estimate at approximately 7,800 m and includes the main ramps (with remuck bays), access headings, ventilation raises and sumps.

Level development headings and stope access headings will be driven 3.5 m high by 3 m wide using jacklegs and 1.9 m3 LHDs.

     Figure 18.2
Underground Ramp Long Section

Turquoise – access ramps and drifts, blue – Carmen/Cob zones, magenta – Veta Minitas zones.

18.4.2	Mine Ventilation

Two exhaust air ways will be raised to surface to complete the main ventilation circuit. For the purpose of this study, it is assumed that the raises are bored by a contractor. In addition to the exhaust raises, internal raises are required to complete the main and secondary ventilation circuits. Ventilation raise development totals approximately 110 m.

18.4.3	Mine Dewatering

Mine dewatering is not expected to be a significant issue and surface flows will be diverted so that surface water does not enter the mine. Mine dewatering will be the responsibility of the mine contractor and the estimated mining costs include pumping to a maximum volume of 100 gpm from the work places to surface. If this volume is exceeded, the dewatering will be handled by the contractor but the costs will increase.

18.4.4	Geotechnical Issues and Ground Support

There have been no geotechnical studies specifically related to the underground mine. However, there are existing open stope voids that have been open and stable for a long period of time. The planned operation does not include the development of open stopes but rather the openings will be limited in vertical extent, as waste rock fill will be placed after mining.

Rock bolts and/or welded wire mesh will be used as required for ground support in the development headings and in the stopes.

Knight Piésold recommended evaluation of the potential impacts of the stope voids on the pit slopes. This work may be required in the future, together with a review of the final sill pillar and extraction plans for that pillar.

18.4.5	Pre-production Development

The underground development during pre-production is estimated at about 3,000 m and the cost of this development has been included in the capital estimate. Further refinement of the development plan is recommended going forward through the pre-feasibility study.

18.4.6	Underground Production Schedule

The underground life-of-mine production schedule is shown in Table 18.8. The life-of-mine plan contains an estimated 5.4 Mt of mineable resources grading 3.34 g/t Au and 89.4 g/t Ag after application of dilution and ore loss factors. Approximately 47% of the tonnes are in the Indicated Mineral Resource category and approximately 49% of the gold equivalent production is from Indicated Mineral Resources. Mine grades have been assumed to be constant for the preliminary assessment as the level of planning does not allow detailed stope scheduling.

     Table 18.8
Underground Mine Production Schedule

Year	Total Tonnes	Mined Gold Grade (g/t)	Mined Silver Grade (g/t)
Year 1	216,000	3.34	89.4
Year 2	288,000	3.34	89.4
Year 3	360,000	3.34	89.4
Year 4	360,000	3.34	89.4
Year 5	360,000	3.34	89.4
Year 6	360,000	3.34	89.4
Year 7	360,000	3.34	89.4
Year 8	360,000	3.34	89.4
Year 9	360,000	3.34	89.4
Year 10	540,000	3.34	89.4
Year 11	540,000	3.34	89.4
Year 12	540,000	3.34	89.4
Year 13	540,000	3.34	89.4
Year 14	230,000	3.34	89.4
Total	5,414,000	3.34	89.4

18.4.7	Combined Life-of-mine Production Schedule

The life-of-mine production schedule for the combined open pit and underground project is shown in Table 18.9. Over the life-of-mine, the average daily ore production rate is 2,200 t/d.

     Table 18.9
Life-of-mine Production Plan

	Tonnes Milled	Gold Grade To Mill (g/t)	Silver Grade to Mill (g/t)	Contained Gold (oz)	Contained Silver (oz)
Year 1	756,000	2.18	112.8	52,883	2,742,405
Year 2	828,000	2.28	110.8	60,614	2,949,353
Year 3	900,000	2.36	109.1	68,346	3,156,301
Year 4	900,000	2.36	109.1	68,346	3,156,301
Year 5	900,000	2.36	109.1	68,346	3,156,301
Year 6	900,000	2.36	109.1	68,346	3,156,301
Year 7	900,000	2.36	109.1	68,346	3,156,301
Year 8	900,000	2.36	109.1	68,346	3,156,301
Year 9	900,000	2.36	109.1	68,346	3,156,301
Year 10	875,000	2.72	102.0	76,405	2,868,262
Year 11	540,000	3.34	89.4	57,987	1,552,108
Year 12	540,000	3.34	89.4	57,987	1,552,108
Year 13	540,000	3.34	89.4	57,987	1,552,108
Year 14	230,000	3.34	89.4	24,698	661,083
Total	10,609,000	2.54	105.5	866,983	35,971,534

18.5	MINERAL PROCESSING

Engineering and design at a level of detail appropriate for a preliminary assessment have been completed for a 2,500 t/d processing plant. The sections below are a summary of the processes chosen to maximize the recovery of gold and silver while minimizing the capital and operating costs, using an agitated tank cyanide leach, counter current decantation (CCD) with a Merrill Crowe finish to produce gold/silver doré bars.

18.5.1	Process Design Criteria

The process design is based on the mine schedule to supply 2,500 t/d ore to the processing plant. The key process design criteria are summarized in Table 18.10.

     Table 18.10
Key Process Design Criteria

Item	Unit	Value
Mill feed rate	t/d	2,500
Crusher availability	%	66
Crusher throughput	t/h	158
Grinding availability	%	90
Grinding work index	kWh/t	18.2
Grinding circuit throughput	t/h	116
Grinding product size, P80	microns	75
Gravity circuit bleed	%	25
Gravity gold recovery	%	30
Gravity silver recovery	%	20

Item	Unit	Value
Leach density	%	60
Leach retention time	h	48
Leach gold recovery[1]	%	96
Leach silver recovery[1]	%	72
[1] Based on plant feed.

18.5.2	Processing Plant

The processing plant will incorporate conventional gold and silver recovery processes. The comminution circuit will consist of a jaw crusher to treat the run-of-mine ore followed by a fine ore stockpile, semi-autogenous grinding (SAG), with a pebble cone crusher to crush the SAG pebble rejects. The gravity circuit will bleed off 25% of the grinding circuit load to recover coarse gold and silver, treating the gravity concentrate further in a shaking table cleaning operation. The gravity concentrate will be stored in a secure location prior to refining.

Slaked lime and cyanide solution will be added to the grinding circuit, the product of which will feed a pre-leach thickener. A thickener underflow density of 60% solids will feed the four agitated cyanide leach tanks using air blowers to supply oxygen to the leach, followed by CCD thickeners for the washing circuit. The pregnant solution from the first thickener overflow will be stored in a pregnant solution tank prior to feeding the Merrill Crowe circuit, where zinc dust will be added to precipitate the gold and silver from solution. A refining plant will be used to process the Merrill Crowe precipitate and gravity concentrate to produce a gold/silver doré bar.

Tailings from the last CCD thickener underflow will be treated in a cyanide destruction plant prior to being pumped to the tailings storage facility (TSF). Water will be reclaimed from the TSF to be reused in the process plant.

The reagent area will contain a cyanide mix, flocculent mix, and a lime slacking station with their corresponding silos and holding tanks. The slaked lime and cyanide solution will be fed to the SAG mill and other key points in the leach operation.

A secure refining room will contain a propane fired furnace to produce the doré bars.

A schematic of the proposed flowsheet is provided in Figure 18.3.

18.5.3	Recovery

The gold and silver recovery model is discussed in Section 16. Metal recoveries in the process plant are estimated at 94.2% for gold and 60.87% for silver. Including recovery from the gravity circuit, total average recovery of gold and silver from mill feed are 95.6% and 61.8% respectively. Losses in solution and refining doré total 1.5% for both gold and silver.

Figure 18.3
Schematic Processing Flowsheet for the Monterde Project

18.6	TAILINGS AND WASTE ROCK DISPOSAL

Knight Piésold has been retained by Kimber to prepare an assessment for the TSF, waste rock storage and water management plan for this preliminary assessment. The study included a site visit by Jeremy Haile on March 24 and 25, 2010, an assessment of alternative locations for the TSF, waste rock storage facilities and plant site, and preparation of a preliminary, site-wide water balance. Two mine development concepts (MDC) were examined with MDC 1 being chosen due to its favourable site locations and construction costs.

Capital costs for the pre-production and sustaining construction of the TSF have also been developed, and can be found along with site location maps in Knight Piesold’s report, Preliminary Alternatives Assessment for Waste and Water Management, dated April 23, 2010.

18.6.1	Site Description

The project is located in the Sierra Madre Occidental mountain range in relatively rugged topography with elevations varying by up to 300 m across the property. Regional geological units are primarily felsic tuff overlain by pumicite at higher elevations. Bedrock exposures are common throughout the property, primarily along streambeds and in road cuts, and are generally hard and fresh. There is a general absence of fine grained, impermeable soils throughout the project area.

The conceptual design for each of the four TSF location options, including the one selected, is a valley type impoundment with tailings discharged from the embankment. Given the lack of fine grained material in the area, a geo-synthetic liner would be used in conjunction with a rock fill embankment.

18.6.2	Tailings Storage and Waste Rock Storage Facilities

On the basis of a site visit and desk-top studies, four TSF location options and one waste rock storage location have been identified to provide environmentally secure storage for the disposal of 10.6 Mt of tailings and 73.8 Mt of non-reactive waste rock. For this study, TSF Option ‘A’ was chosen due to its favourable location and construction costs. See Figure 18.4.

As this is a preliminary assessment, no consideration has yet been given to alternative tailings disposal methods such as paste or dry tailings, but these methods should be explored prior to a feasibility study. Disposal of a portion of the tailings in the underground workings has also been discounted at this stage as it is understood that the mining method will favour the use of waste rock as backfill as outlined in Section 18.4.6.

Figure 18.4
Proposed Locations of Tailings and Waste Rock Storage Facilities

Ejido MONTERDE

KIMBER RESOURCES INC.

MONTERDE PROJECT

WASTE AND WATER MANAGEMENT ALTERNATIVES
TAILINGS STORAGE FACILITIES
OPTION A TO D

Knight Piésold CONSULTING

FIGURE 1

The most practical location for waste rock disposal, as close as possible to the open pit, is within the two valleys located southeast of the lowest exit point of the open pit. This site requires a waste rock facility that spans the two small valleys. Both valleys will require the construction of rock drains at the base of the valley to allow for proper drainage and passage of surface runoff from the upstream portion of each catchment.

18.6.3	Development Concept

Two MDCs are discussed in Knight Piésold’s report with MDC 1 being chosen. MDC 1 consists of the following facilities:

  Option A for tailings storage located in the upper catchment of Monterde Creek.
  Plant site 1 located east of the open pit at elevation 2,300 m.
  Underground mine portal adjacent to existing camp at elevation 2,250 m.
  Waste rock storage in two valleys southeast of the open pit.

It is recommended that condemnation drilling of all building, TSF and waste rock storage sites be performed in order to determine final locations for pre-feasibility or feasibility studies.

18.6.4	Climate, Input Water and Waste Water

The climate in the area of the Monterde project can generally be described as semi-arid. A distinct wet season lasts from late June through to September, with convective storm systems that produce intense, short duration storm events. The wet season generates over 50% of the annual stream flow volume. The mean annual precipitation for the project is estimated to be approximately 1,093 mm, based on regional data, and the mean annual evaporation is estimated to be 1,366 mm.

An overall site-wide water balance has been carried out for both development concepts which indicates that MDC 1 and MDC 2 will both operate with a positive water balance under average climatic conditions. The volume of water requiring discharge is roughly equal to the assumed runoff and groundwater collected in the open pit. Both MDC alternatives are similar in terms of water management and both will require the treatment and discharge of excess water in a waste water treatment plant.

18.7	INFRASTRUCTURE

18.7.1	Access and Site Roads

The road from the local community of San Rafael to the project site at Monterde must upgraded from its present state to a two-lane graded gravel-surfaced road suitable for semi trailer traffic. This will result in a driving time of two hours by semi-trailer over the 30 distance,

The cost estimate is based on upgrading to a type “D” road, with stabilization of the surface gravel with calcium chloride. The estimate was completed by Asesoria Diseno y Construcción de Chihuahua under the supervision of Kimber. The upgrade is estimated at $1.256 million.

The improvement of existing on-site roads and construction of new haulage roads will also be required. A flat cost to improve the site roads was added at $20,000.

18.7.2	Electrical Power Supply

There is presently no access to the power grid and distribution at the Monterde site. On connection to the grid at San Rafael, the electrical power will be supplied by the Comisión Federal de Electricidad, the state agency of the Mexican Government. An estimate prepared by Kimber for the 35-km, 115-kV line, with substation and switchgear, is $3.910 million.

Automatic switching at San Rafael and an increase in the transformer capacity at Divisadero with a 20 MVA 115/34.5 kV, 1,134 KVA transformer is also included.

For the purpose of the preliminary assessment, it has been assumed that the Monterde site will be connected to the national power grid. A charge of $0.07/kWh was used in the operating cost estimate.

18.7.3	Water Supply

It is assumed that fresh water for use in the camp will be obtained from wells to be drilled on the property. Further work to determine potential water well locations will be undertaken.

Process water will be recycled to the extent possible and mine water will be pumped to the mill to supplement the water needs. Water may also be taken from wells for the process water requirements.

As stated in the April 23, 2010 Knight Piésold report, there will be a positive water balance during the wet season. A waste water treatment plant has been included in the estimate to treat excess water prior to release to the environment.

18.7.4	Offices, Camp and Communications

Mine, mill and administration offices will be constructed near the mill location.

A camp will be constructed at site in order to provide accommodation for employees who are on shift. The camp is considered necessary in view of the projected number of employees who will be drawn from outside the nearby communities.

Site fencing with a security gate house, and a nursing station have been budgeted for.

Voice and data communications for the operation and for employees at site will be provided by satellite.

18.7.5	Shops and Maintenance

The maintenance of equipment for the open pit and the underground mining operations will be the responsibility of the respective contractors. A small shop will be included in the mill to handle mill maintenance items.

18.8	MARKETS

Gold and silver in doré will be produced from the Monterde project. Refined gold and silver are freely traded, at prices that are widely known, so that the sale of any production is reasonably assured.

18.9	CONTRACTS

There are currently no contracts related to the mining, processing, or handling of product sales from the project. This is normal for a project at this stage. It will be necessary for Kimber to negotiate contracts for the planned contract mining prior to the commencement of development.

Kimber has previously negotiated agreements with the Ejidos for the use of Ejido land for the mining project. There is a need to review the agreements to ensure that the lands can be used for the project if and when development commences.

18.10	BASELINE ENVIRONMENTAL STUDIES

The following was drafted by Garth Kirkham, P.Geo., based on reports prepared by Rescan Environmental Services Ltd. (Rescan) on behalf of Kimber and dated June, 2006 and July, 2009.

The baseline work followed guidelines for impact assessment outlined by the Mexican Government (SEMARNAT, 2002). The research and field work focused on general characterization of the biological community structure and diversity within the direct footprint of the proposed mine. Particular emphasis was placed on identifying species of conservation concern, critical habitat, and potential focal/indicator species. This baseline information will be used for developing an Environmental Impact Assessment (EIA) that describes expected effects and develops management strategies for avoiding and mitigating impacts.

18.10.1	Baseline Studies – Carmen

Baseline environmental studies for the Carmen area were completed by Rescan and reported in June, 2006. Portions of that report are summarized below. Rescan was contracted by Kimber in 2003 to conduct baseline studies within the mine site and surrounding areas. The purpose of the baseline study was to document current terrestrial and aquatic conditions of the surrounding area which have been or may be impacted by mining activities. The report presented baseline information for the terrestrial and aquatic environment in the project area.

18.10.1.1	Wildlife

The Monterde project is located in the Sierra Madre Occidental pine-oak forests ecoregion which covers an extensive area, but is considered critically endangered primarily due to the past impacts of widespread logging. There are 36 vertebrate species (4 mammals, 20 birds, 2 amphibians and 10 reptiles) currently listed as species at risk in Mexico that potentially occur in the Monterde project area based on the known range and distribution. Eight of these listed species were documented as occurring on-site via baseline investigations (one amphibian and seven birds). Three species were identified as being of importance to local individuals for hunting. These include white-tailed deer, coati and rabbit. Identified potential indicator species for monitoring pollution potentially associated with mine development include deer mice, and tiger salamanders. Bird biodiversity could also be used as a general indicator of mine impacts. Critical habitats identified at the site include mature pine-oak forests and riparian and wetland areas.

Rescan noted that many potential effects on wildlife can be avoided and/or reduced in magnitude through mitigation measures implemented during construction and operation. Mitigation measures that may be considered in development plans include:

  Minimize areas of mature forest and riparian vegetation to be cleared.

  Avoid nesting sites such as snags and hibernaculum.

  Clear vegetation outside critical bird breeding periods.

  Prepare and implement an environmental management system.

  Manage interactions between employees/contractors and wildlife.

  Minimize duration of road construction.

  Reduce impacts through detailed waste rock dump site selection and design.

  Revegetate disturbed soil with native species.

  Prepare and implement an accidents and malfunctions plan.

  Install deflective devices for amphibians around contaminated waters.

  Develop and implement an adaptive wildlife monitoring plan for a small group of indicator species.

18.10.1.2	Vegetation

The Monterde project area is composed primarily of mature pine-oak forest with a varying canopy closure. The area is not very fragmented and has a reasonably high level of ecosystem complexity, which can provide a range of habitats for both plant and animal species. Developed areas are situated largely in the southern portion of the project area with some roads traversing throughout.

Seventeen ecosystem types were identified in the study area and ranged from being fully forested to sparsely vegetated. These ecosystem types may be refined further in conjunction with the wildlife studies in order to identify areas that are of importance to wildlife species. Species richness in the study area tended to be higher in more complex ecosystem types, and higher during the wet season, largely due to an increase in the number of herbaceous species appearing during that time.

Overall, landscape, ecosystem, and species-level trends were similar in proposed development areas and the study area as a whole.

Two species tracked by the International Union for Conservation of Nature and Natural Resources (IUCN) Red List were identified (Arbutus xalapensis and Juniperus durangensis), as were two species listed in the Convention on International Trade in Endangered Species of Wild Flora and Fauna (CITES) Appendix 2 (Echinocereus pentalophus and Opuntia englemannii). Care should be taken during the development phase of the project to minimize the level of disturbance in the vicinity of these species. Further research into the ability to transplant or propagate these species should also be conducted, should disturbing them during the development phase be unavoidable. It would also contribute to reclamation planning following mine closure.

Permanent sampling locations to assess the metal levels in soils and plant tissues should be established once the mine plan has been finalized. This will form the basis of a long-term monitoring program for metal levels in these substrates.

18.10.1.3	Aquatic Environment

Baseline surface water samples were collected in April and July, 2004 and July, 2005 from the Monterde and Carótare watersheds and one spring. The Monterde and Carótare watersheds are the primary drainage catchments for the proposed mine workings at Monterde and the spring is the proposed drinking water source for the Monterde property.

All baseline water samples were compared to guidelines, where available. Guideline values were obtained from the Official Mexican Norms for the Protection of Aquatic Life. If relevant parameters were not addressed within this aforementioned document, the following guidelines were deferred to, in preferential order:

  Official Mexican norms for environmental (human) health.

  Effluent discharge to receiving waters for open pit mines (World Bank Group).

  Effluent discharge requirements for base metal and iron ore mining (World Bank Group, 1998).

  Canadian water quality guidelines for the protection of aquatic life (Canadian Council of Ministers for the Environment, CCME, 2002).

The guidelines used for all parameters except silver are from the official Mexican norms (NOM-127-SSA1-1994) for the protection of environmental (human) health. The CCME guidelines were used for total silver as this parameter was absent from both the Mexican and World Bank guidelines.

In the drinking water spring, aluminum is the only parameter in excess of the Mexican Norms for the protection of environmental (human) health. The spring values are 2.5 times over the norm and should therefore be re-sampled for further analysis and, if confirmed, should not be used for drinking. Nitrite could not be properly assessed as the analytical detection limit was higher than the Mexican guideline.

Also in 2006, water samples were collected from old adits to determine if these sites are contributing to current water quality conditions. These adits are all located in the vicinity of the proposed Monterde pit area. Water used for the camp was also collected from three locations: from a creek/reservoir, from bottled water (Garrafon), and from the bathroom tapwater (baño).

In both the Monterde and Carótare watersheds, the fine substrate collected for sediment quality analysis was dominated by sand, as opposed to clay, silt and gravel. The pH in both streams was close to neutral and varied little between sampling stations. The Monterde and Carótare streams differed little in the concentration of available phosphorus and total nitrogen present within the sediment. Total sulphur concentrations were higher in the Monterde watershed and total organic carbon concentrations were greater in the Carótare watershed.

The Monterde watershed tended to have greater average total metal concentrations than the Carótare watershed. This was the case for all metals except chromium, strontium and titanium. Only two metals, arsenic and lead, were present in concentrations that exceeded sediment quality guidelines. However, in the case of lead, this was only at one sampling station within the Monterde watershed.

Within the Monterde watershed, total metal concentrations were often considerably higher at the mid-stream stations, than at any of the other four sampling stations. There were no other consistent trends in terms of sediment metal concentration and distance from the mine in either the Monterde or Carótare watersheds

Stream benthos density and richness were similar between the Monterde and Carótare watersheds. Average stream benthos density ranged from 104 to 744 organisms per square metre (Monterde) and 67 to 748 organisms per square metre (Carótare). Stream benthos richness, or the number of taxa identified, ranged from 7 to 19 taxa (Monterde) and 4 to 22 taxa (Carótare).

Both watersheds were dominated by Diptera (true flies), Ephmeroptera (mayflies) and Trichoptera (caddisflies). The most common dipteran taxa was from the genus Simulium (black flies), while the most common Ephemeropteran taxa was from the genus Thraulodes (a leptophlebiid mayfly).

While fish habitat rating criteria have been developed for salmonids in temperate regions, relatively little is known of the habitat requirements of fish species in tropical regions such as Mexico. However, the environment in which they live (mountainous) could be considered temperate. Notwithstanding the lack of specific criteria, it is possible to make generalizations about habitat quality based on general requirements of all fish species.

A comparison of the characteristics between the Monterde and Carótare watersheds indicates that, in general, the Carótare watershed is likely to provide more good quality fish habitat than the Monterde watershed.

Fish surveys were conducted in both the Monterde and Carótare watersheds. No fish were observed during the visual survey conducted in the Monterde watershed. This was expected as there were many waterfalls in the lower section of the creek. In the Carótare watershed Mexican golden trout were observed during a visual survey and 17 trout were captured at two sites using pole seines and gillnets. Trout captured at both sites were relatively small, ranging in size from 52 to 77 mm in length.

The Mexican golden trout, endemic to the waters of Mexico, has a limited distribution, preferring cold and clear headwater streams mostly above 1,800 m in altitude. The species has been listed on the IUCN Red List of Threatened Species as “Vulnerable” and it has also been listed as threatened (“amenazada”) by the Mexican Government because of on-going activities threatening its survival. Significant measures are needed to minimize the impact that anthropogenic activities may have on these rare and remote populations.

18.10.1.4	Hydrology and Hydrogeology

Hydrological data for 2004-2005 were collected from eight gauging stations constructed on streams within the Monterde study area. The hydrographs generated for the gauging station have a shape that is typical for streams in the region, with low base flow, and flashy peak flows in response to rain events. Additional manual flow measurements would be useful to increase confidence in the stage-discharge curves. The monthly flow distribution for the period of measurement is quite different from that of regional stations; however, it is expected that in the long term the distribution would shift towards that of the regional stations.

The hydrological baseline program characterized hydrological conditions of the Monterde area prior to project development. Baseline data will serve as a basis for comparison as mine construction and operation proceed. The Monterde hydrogeology baseline study was initiated to characterize the physical hydrogeology of the Monterde project area by determining information on the potentiometric surface, water level fluctuations, hydraulic conductivities and hydraulic gradients; to characterize the subsurface lithological units that comprise the aquifer systems of the project area; to determine groundwater flow directions including horizontal and vertical gradients; and to determine groundwater recharge and discharge zones; and to characterize the current groundwater quality of the site by measuring baseline levels of physical parameters, anions, nutrients, total organic carbon, cyanides, total metals and dissolved metals, comparing results to current relevant water quality standards.

18.10.1.5	Groundwater

The Carmen deposit area within the Monterde mining site area lies over the surface and groundwater divide separating the Monterde and the Carótare watersheds. Groundwater occurrence is most likely within the upper two welded and un-welded tuff layers. It is also most likely that groundwater flow is controlled by fracture networks within the upper tuff layers and possibly the bottom breccia and crystal lithic tuff units. Hydraulic conductivities of the system are expected to be high given the fracture flow within the units. Slug tests in the wells confirmed the high hydraulic conductivities.

Groundwater quality samples taken from the four monitoring wells reflected natural conditions with variable alkalinity concentration, near neutral pH, low electrical conductivity and total dissolved solids values. Trace metal concentrations were characteristic of natural background groundwater. Trace metal contents in the Monterde groundwater reflect minimal groundwater-rock interactions. A calcium carbonate character dominates the groundwater chemical profile. Nutrient concentrations were similarly low, reflecting natural water.

18.10.1.6	Meteorology

Air temperature ranged from minus 4.4°C to 33.5°C over the monitoring period. Results followed the same seasonal trends as the regional stations, although temperatures were generally a few degrees lower, as the Monterde station is located at higher elevation (2,260 m).

Precipitation data had to be estimated between May, 2004 and October, 2005 due to a problem with the data logger program. However, enough data were collected to reveal similar seasonal trends to the regional stations – a distinct wet season between June and September, a season of variable precipitation between October and January and a dry season from February through May. The period December, 2004 through February, 2005 was wetter than the long-term average at the regional stations, while June through September, 2005 was substantially drier than average. Evaporation data for the region suggest a negative water balance (i.e., higher evaporation than precipitation); this is consistent with the semi-arid climate of the region.

The most common wind direction was from the north (40.1% of the time) during the wet season (June through September) and from the southwest (39.4%) during the dry season (October through May). The predominant range of wind speeds was between 0 and 2.5 m/s for the wet season and between 2.5 and 5.0 m/s for the dry season. Calm winds (hourly average wind speed of less than 1.0 m/s) occurred approximately 30% of the time for both the wet and dry seasons.

Due to its relatively low latitude (27° 35’ N), the station receives large amounts of solar radiation, and has a net positive energy balance (positive net radiation) even at the winter solstice. The most intense hourly average global solar radiation recorded over the monitoring period was 1,083 W/m2.

The study of meteorology is an important component of the overall environmental baseline studies that will support the future environmental impact assessment (EIA) for the Monterde project. Meteorological data will be used to describe the current conditions at the site and how they might influence the project, e.g., through site selection for mine infrastructure and water and waste management planning. Meteorological data will also be used for the modeling of the potential impact of mine operations on the environment.

18.10.2	Baseline Studies – Carótare

Baseline environmental studies for the Carótare area were completed by Rescan and reported in July, 2009. Portions of that report are summarized below.

The purpose of the baseline study was to document current terrestrial and aquatic conditions of the surrounding area which have been or may be impacted by mining activities. This was necessary for Kimber to assess future impacts from project activities.

This baseline report documents the existing conditions of the terrestrial and aquatic ecosystem of the area. Data collected at Carótare between 2006 and 2008 were used to build upon previous studies of the region. Information regarding wildlife and plant species specific to this project area is not readily available, as few studies have been undertaken.

A literature review of the terrestrial and aquatic environment was conducted, maps and satellite imagery were analyzed, and field surveys of the vegetation and wildlife in the area were carried out. The field component of the study focused on the assessment of major vegetation types, and wildlife, identifying endemic, rare or threatened species within the areas of interest. Additionally, samples were collected to establish baseline metal concentrations in soil and plant tissues.

18.10.2.1	Wildlife

The wildlife field investigation created an inventory of the terrestrial vertebrate species that occur in the Carótare and Orito Norte exploration areas.

18.10.2.2	Vegetation

The terrestrial vegetation assessment for the Carótare portion of the Monterde project characterized the study area at different ecological levels. The primary objective was to identify ecosystems and vegetation potentially affected by future mine development.

18.10.2.3	Aquatic Environment

The 2006 aquatic study characterized the benthic invertebrates, fish habitat, fish communities, and water and sediment quality in the Monterde and Carótare watersheds. Fish species composition and abundance studies were focused to the mainstem of Carótare Creek because no fish are present in the Monterde Creek (Rescan, 2006). Fish tissue samples were analyzed for metal content. Fish habitat surveys were conducted on the mainstem between sites CC5A and CC5B to characterize the conditions of the habitat potentially affected by the new exploration development areas.

18.10.3	Acid Rock Drainage

Acid base accounting (ABA) testwork was conducted to determine the balance between the acid consuming and acid-generating potential of minerals in 71 samples from the Monterde property. Despite the pervasively low neutralizing capacity of the samples, the low sulphide content (<0.2 to 1.15%) generally translates into a low potential for acid generation. However, there are 13 samples (18%) within the sample set that have the potential to generate acidity. Of these 13 samples, four are classified as having a high potential to generate acidity and nine as having an uncertain potential. Of the nine samples with an uncertain acid generating potential, three are on the cusp of the high acid generating potential category. Sulphide mineralization is structurally controlled, so acid generating potential will vary by structural regime.

18.11	PERMITTING

A summary list of required permits and the applicable branch of government is included in Table 18.11. The table also includes an estimate of the time required to obtain a given permit and the estimated cost. Kimber holds the necessary permits for exploration activities on the site to May, 2012.

Table 18.11
Summary List of Required Permits

18.12	POTENTIAL ENVIRONMENTAL LIABILITIES

At the time of writing of this report, the environmental liabilities associated with the project relate to the existing tent camp area, drill roads and drill pads. There has been storm-related damage from time to time but Kimber has undertaken erosion control measures to clean up after such events.

18.13	RECLAMATION

If the property is developed for commercial production, the site will be reclaimed at the end of the mine life. At this time the conceptual reclamation plan includes:

  Regrading of slopes to a stable angle that will be resistant to erosion.

  Where applicable, slopes will be revegetated with native species.

  The pit access ways will be barricaded to prevent access.

  Mine roads will be reclaimed where necessary or left in place if they are considered of value to the community.

  Underground access ways will be blocked to prevent access.

  The mill and surface facilities will be removed and the yards will be reclaimed.

  Removal and re-grading of all access roads, ponds, ditches and borrow areas not required beyond closure.

One of the primary objectives of the closure and reclamation activities will be to modify the site of the tailings storage facility so that the area resembles as far as possible the usage and capability of the area prior to mining operations. The reclaimed site should have long term physical and geochemical stability with no impact on the downstream environment or surface and groundwater systems. To the extent possible, the downstream face of the tailings embankment will be progressively reclaimed during operations as the final slope is constructed. Full reclamation will be initiated on closure of the operation. The closure and reclamation plan will include the following general aspects:

  Construction of an engineered cover, including re-vegetation of embankment faces and exposed tailings surfaces using topsoil stockpiled from stripping activities.

  Construction of a permanent outlet channel to enable discharge of clean surface water to the downstream environment.

  Construction of a network of surface runoff control channels in order to limit surface erosion and direct water to a permanent outlet channel.

  Dismantling and removal of all tailings delivery systems, pipelines, structures and equipment that are not required beyond closure.

Groundwater monitoring wells and all other geotechnical instrumentation will be retained for long term monitoring post-closure.

18.14	SOCIAL CONSIDERATIONS

Kimber has maintained at least one dedicated community relations employee for a number of years and employs local community members and contributes to the community services. With regard to the Ejido Monterde and Ocobiachi, Kimber has incurred costs each year for the last several years for services and supplies provided to the Ejido for a range of projects. Kimber is actively involved in dialogue with the Ejido Monterde and Ocobiachi regarding the provision of services and tangible items to support the communities in 2010.

18.15	CAPITAL AND OPERATING COST ESTIMATES

Kimber prepared an initial desktop study, titled Operation and Capital Costs Analysis for Monterde’s Project Located in the State of Chihuahua Mexico, dated November, 2009. This report provided most of the local Mexican costs, including mining contractor rates, mill consumables, infrastructure construction and electrical capital expense and rates.

18.15.1	Mine Capital Costs

Mine capital costs have been estimated for the Monterde project based on the use of contractor mining for both operations. It is anticipated that the open pit will require a network of diversion trenches that will assist in the redirection of expected seasonal rainfall issues and costs have been included for these diversion ditches in the mine capital. Underground capital costs are mainly for the capitalized portion of the pre-production mine access and major development of mine infrastructure.

18.15.2	Plant Capital Costs

The process equipment capital expense was scaled up from operations with a similar flowsheet to the Monterde project (comminution, gravity, leaching, CCD, Merrill Crowe and refining) and is based on the purchase of all new equipment.

Metallurgical results, such as leach retention times and installed horsepower, were checked against the scaled up circuit to ensure that all sizes and capacities match the requirements of the Monterde project.

18.15.3	Infrastructure Capital Costs

The infrastructure costs include the access road and power line connection to the grid, as well as the camp and site services for the mine.

Knight Piésold provided the estimates for tailings and waste rock storage facilities and water management in its report, Preliminary Alternatives Assessment for Waste and Water Management, dated April 23, 2010.

The following items are excluded from the capital cost estimate:

  Value-added tax (IVA).
  Project financing and interest charges.
  Owner’s costs.
  Land acquisition, leases, rights-of-way and water rights.
  Escalation during construction.
  Permits, fees and process royalties.
  Environmental impact studies.
  Sustaining capital.
  Any additional civil, concrete work due to the adverse soil condition and location.
  Insurance during construction.
  Taxes.
  Import duties and customs fees.
  Working capital.
  Sunk costs.
  Exploration drilling.
  Project application and approval expenses.
18.15.4	Operating Costs

Open pit mining operating costs are based on the use of contractors. Two open pit mining contractor companies were invited to visit the project. One was a Spanish company, Peal De Mexico, working at the Piedras Verdes at Navojoa, Sonora, Mexico, and the second was Sinergia, working at the El Chanate gold mine located at the Municipality of Caborca, Sonora, México. The bid estimates are based on budgetary quotations from these mining contractors, plus the cost of items excluded from the proposed bid, such as the cost of explosives. An allowance has also been made for the cost of Owner personnel and services for the mine.

Underground mining costs were estimated using a combination of the Sherpa estimating program and budget pricing from mine contractors who were invited to visit the project. Three companies visited the Monterde project; Comsa from Guanajuato, Mexico, Jomargo from Durango, Mexico, and ISMS Servicios Mineros de Chihuahua, Mexico. Only two quotations were received and these have been used in the estimation of the underground operating costs.

Micon prepared the estimates of process and general and administration (G & A) operating costs from first principles based on the metallurgical test results. Consumable unit costs, such as for grinding media and electrical power, were supplied by Kimber and reflect local prices. Mill operations will be carried out by Minera Monterde personnel as well as the administrative, engineering and geological activities G&A costs were estimated for the site, plus other costs mainly for the holding costs of the property.

18.16	ECONOMIC ANALYSIS

18.16.1	Basis of Valuation

Micon has prepared its assessment of the project on the basis of a discounted cash flow model, from which net present value (NPV), internal rate of return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested.

The economic evaluation contained in this preliminary assessment is preliminary in nature and uses inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary assessment will be realized. The tonnage of inferred mineral resources used in the mine plan represents 37% of the total life-of-mine mineral resources.

The objective of the study was to evaluate the economic potential for development of the project. In order to do so, the cash flow arising from the base case has been forecast, enabling a computation of the NPV to be made. The sensitivity of this NPV to changes in the base case assumptions is then examined.

18.16.2 18.16.2.1	Macroeconomic Assumptions Expected Metal Prices

Spot market prices for gold over the past five years have risen almost three-fold, while silver has almost doubled in price over the same period. Historical gold and silver prices are shown in Figure 18.5.

Micon’s base case evaluation conservatively assumes a constant gold price of $875/oz and a silver price of $14.00/oz over the life-of-mine, compared to 3-year trailing averages of $898/oz and $14.78/oz respectively. As part of its sensitivity analysis (below), Micon tested a range of prices 30% above and below these base case values.

     Figure 18.5 Gold and Silver Prices (May, 2005 to April, 2010)

18.16.2.2	Exchange Rate and Inflation

All results are expressed in United States dollars ($). Cost estimates and other inputs to the cash flow model for the project have been prepared using constant 2010 money terms, i.e., without provision for inflation. Where appropriate, local costs have been converted from Mexican pesos at the rate of MXN 13:00 to $1.00.

18.16.2.3	Taxation Regime

National corporate income taxes have been allowed for at the rate of 28%, after deducting depreciation of capital expenditures using the straight line method at rates varying from 100% for pre-production mining to between and 5% and 10% for buildings and earthworks, and 12% for the process plant.

Value-added taxes paid are assumed to be recouped and are not considered in the cash flow projection.

18.16.2.4	Royalty

Micon understands that no royalty is applicable to the property.

18.16.2.5	Weighted Average Cost of Capital

In order to find the NPV of the cash flows forecast for the project, an appropriate discount factor must be applied which represents the weighted average cost of capital (WACC) imposed on the project by the capital markets.

The cash flow projections used for the evaluation have been prepared on an all-equity basis. This being the case, WACC is equal to the cost of equity. In real terms, 10-year US bond yields have averaged approximately 2.0%/y in the 10-year period ending April 30, 2010. Applying the capital asset pricing model (CAPM), and assuming the risk premium for equity to be around 5.0%, a risk-free rate equal to the 10-year bond rate and the beta (β) for this sector of the market to be 1.2, Micon estimates the market cost of equity for the project to be approximately 8.0% in real terms.

18.16.3	Technical Assumptions

Table 18.12 summarizes the main technical assumptions for the project.

Table 18.12
Technical Assumptions for the Preliminary Assessment

Item	Unit	Value
Resource mined – open pit	000 t	5,195
Waste rock mined – open pit	000 t	71,835
Stripping ratio – open pit		13.83
Resource mined – underground	000 t	5,414
Total ore mined and milled (LOM)	000 t	10,609
Processing rate (steady state, 360 d/y)	t/d	2,500
Ore grade to mill - gold	g/t Au	2.54
Ore grade to mill - silver	g/t Ag	105.5
Gold content	000 oz	867
Silver content	000 oz	35,972
Gold sales (payable)	000 oz	813
Silver sales (payable)	000 oz	21,424
Initial capital cost	$ 000	111,353
Sustaining capital	$ 000	19,214
LOM open pit mining operating cost (average)	$/t mined	1.68
LOM open pit mining operating cost (average)	$/t open pit milled	24.94
LOM underground mining operating cost (average)	$/t underground milled	39.34
LOM processing, refining & delivery cost (average)	$/t milled	13.88
LOM general & administration cost (average)	$/t milled	0.94
LOM silver by-product credits	$/t milled	(27.65)
LOM total operating costs	$/t milled	19.46

18.16.3.1	Mine Production Schedule

The mine production schedule contemplates a ramp-up in underground production over the first three years of mining to a steady-state level of 1,000 t/d which is then maintained up to Year 9, and then to 1,500 t/d from Year 10 when mining of the open pit is completed.

Open pit production is scheduled at the rate of 1,500 t/d from Year 1 until depletion of the resource in Year 10, as shown in Figure 18.6. Provision is made in the cash flow for pre-stripping of 7 Mt of waste in Year -1, ahead of operating period.

No provision has been made for long-term stockpiling of feed material ahead of the process plant, which is expected to treat material as it is mined.

Figure 18.6
Mine Production Schedule

18.16.3.2	Processing Schedule

Milling is scheduled to take place at the rate of 2,500 t/d while open pit material is available to supplement the feed from underground. Thereafter, in Years 11 to 14, the processing plant will treat material at the underground mining rate of 1,500 t/d, as shown in Figure 18.7.

Figure 18.7
Processing Production Schedule

18.16.3.3	Product Sales

Selling costs for transport and refining of doré produced at the mine are provided for at the rates of $3.00/oz gold and $0.30/oz silver, which Micon considers to be reasonable estimates based on similar projects elsewhere.

18.16.4	Summary of Project Economics

18.16.4.1	Sales Revenue

The cash flow forecast assumes that all revenues are received in US dollars, net of doré transport and refining costs.

Life-of-mine estimates of net revenue for the base case are given in Figure 18.8.

Figure 18.8
Net Revenue Forecasts

18.16.4.2	Operating Costs

Life-of-mine estimates of total and unit operating costs are shown in Table 18.13. Silver contributes 29% of net revenues in the base case, and the resulting by-product credits reduce the total operating cost from $615/oz to $254/oz gold. Alternatively, treating silver as a co-product, the cost per gold equivalent ounce is $434.94.

Table 18.13
Operating Costs

Operating Costs	LOM total ($000)	Unit Cost ($/t milled)	$/oz Gold	$/oz AuEq
Mining costs	342.5	32.29	421.48	298.08
Processing costs	147.3	13.88	181.19	128.14
General & administrative costs	10.0	0.94	12.32	8.72
Total operating cost	499.8	47.11	614.99	434.94
Less silver credits	(293.4)	(27.65)	(360.97)	-
Net cash cost	206.4	19.46	254.02	434.94

Figure 18.9 shows the annual cash operating costs versus annual net revenue, demonstrating that the project base case maintains a robust operating margin over the life of the operation.

Figure 18.9
Annual Cash Operating Costs

18.16.4.3	Capital Expenditures

A breakdown of the initial and sustaining capital estimates is provided in Table 18.14.

Table 18.14
Capital Cost Summary
(Thousand $)

	Initial Capital	Sustaining Capital	Total Capital
Exploration	2,650	-	2,650
Underground mining	6,658	10,949	17,607
Open pit mining	12,870	200	13,070
Processing	26,968	-	26,968
Tailings	14,882	3,369	18,251
Infrastructure	9,201	-	9,201
Owner’s cost	886	-	886
Closure bond	3,000	-	3,000
Indirects	10,392	262	10,654
Contingency	23,846	4,434	28,280
Total	111,353	19,214	130,567

Initial capital expenditure is incurred in the pre-production period (Year -2, Year -1) and totals $111.4 million. Over the remainder of the life-of-mine period, a further $19.2 million is invested. As shown in Figure 18.10, these sustaining capital costs are insignificant when compared to the operating margin in each period.

Figure 18.10
Life-of-mine Capital Expenditure

18.16.4.4	Cash Flow Projection

Table 18.15 summarizes the life-of-mine cash flows for the project, while Table 18.16 presents the annual cash flow schedule for the base case and the chart at Figure 18.11 shows the annual cash flows during this period.

Table 18.15
Life-of-mine Cash Flow Summary

	LOM total $000	$/t Milled	$/oz Gold	$/oz AuEq
Net revenue - gold only	708.7	66.80	871.98	871.98

Mining costs	342.5	32.29	421.48	298.08
Processing costs	147.3	13.88	181.19	128.14
General & administrative costs	10.0	0.94	12.32	8.72
Total cash operating cost	499.8	47.11	614.99	434.94
Less silver credits	(293.4)	(27.65)	(360.97)	0.00
Net cash cost	206.4	19.46	254.02	434.94

Capital expenditure	130.6	12.31	160.65	113.62

Net cash flow (before tax)	371.7	35.03	457.31	323.43

Taxation	94.6	8.92	116.44	82.35

Net cash flow (after tax)	277.0	26.11	340.88	241.08

Table 18.16
Annual Cash Flow Schedule

Cash Flow Projection	$ 000	LOM Total	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Yr 13	Yr 14
Gold production (payable)	000 oz	812.7			49.5	56.8	64.0	64.0	64.0	64.0	64.0	64.0	64.0	71.7	54.4	54.4	54.4	23.2
Silver production (payable)	000 oz	21,423.8			1,670.5	1,786.1	1,901.6	1,901.6	1,901.6	1,901.6	1,901.6	1,901.6	1,901.6	1,687.8	866.4	866.4	866.4	369.0

Gross sales		1,011,072	-	-	66,713	74,683	82,653	82,653	82,653	82,653	82,653	82,653	82,653	86,328	59,773	59,773	59,773	25,459
Less selling costs - gold	$3.00/oz	2,450	-	-	149	171	193	193	193	193	193	193	193	216	164	164	164	70
Less selling costs - silver	$0.30/oz	6,558	-	-	511	547	582	582	582	582	582	582	582	517	265	265	265	113
Less Royalty	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net sales revenue		1,002,063	-	-	66,052	73,965	81,878	81,878	81,878	81,878	81,878	81,878	81,878	85,595	59,344	59,344	59,344	25,276

Cash operating costs
Mining costs		342,547	-	-	27,088	29,267	31,124	29,127	28,258	28,258	27,389	25,650	22,172	24,190	19,851	19,851	19,851	10,470
Processing costs		147,261	-	-	10,494	11,493	12,493	12,493	12,493	12,493	12,493	12,493	12,493	12,146	7,496	7,496	7,496	3,193
G&A costs		10,016	-	-	715	715	715	715	715	715	715	715	715	715	715	715	715	715
Contingency		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total cash operating costs		499,824	-	-	38,298	41,476	44,332	42,336	41,466	41,466	40,597	38,858	35,380	37,051	28,062	28,062	28,062	14,378

Net cash operating margin (EBITDA)[1]		502,239	-	-	27,755	32,489	37,546	39,542	40,411	40,411	41,281	43,020	46,497	48,544	31,282	31,282	31,282	10,898

Capital expenditure
Initial/expansion capital		111,353	36,247	75,105	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining capital		19,214	-	-	3,273	7,580	2,860	1,275	650	650	650	650	650	910	-	-	-	65
Changes in working capital		-	-	-	8,428	123	90	(83)	(36)	-	(36)	(72)	(145)	379	(2,562)	-	-	(6,085)

Net cash flow before tax		371,672	(36,247)	(75,105)	16,053	24,786	34,596	38,350	39,798	39,761	40,667	42,442	45,992	47,255	33,844	31,282	31,282	16,918
		-
Taxation payable		94,631	-	-	-	-	-	5,230	9,674	9,838	10,227	10,843	11,931	12,532	8,043	8,122	8,192	-

Net cash flow after tax		277,041	(36,247)	(75,105)	16,053	24,786	34,596	33,120	30,124	29,923	30,440	31,599	34,062	34,723	25,801	23,160	23,090	16,918

Cumulative undiscounted cash flow			(36,247)	(111,353)	(95,299)	(70,513)	(35,917)	(2,797)	27,326	57,249	87,689	119,288	153,350	188,073	213,874	237,034	260,124	277,041
Payback period on undiscounted cash flow	(years)	4.1

Discounted cash flow	(8%/y)	99,019	(33,562)	(64,391)	12,744	18,219	23,545	20,871	17,577	16,166	15,227	14,637	14,608	13,789	9,487	7,885	7,279	4,938
Cumulative discounted cash flow	(8%/y)		(33,562)	(97,953)	(85,209)	(66,991)	(43,446)	(22,574)	(4,997)	11,169	26,396	41,033	55,641	69,430	78,917	86,802	94,081	99,019
Payback period on discounted cash flow	(years)	5.3

Capital expenditure (incl. working capital)		130,567	36,247	75,105	11,702	7,703	2,950	1,192	614	650	614	578	505	1,289	(2,562)	-	-	(6,020)
Average revenue per tonne treated		94.45	-	-	87.37	89.33	90.98	90.98	90.98	90.98	90.98	90.98	90.98	97.82	109.90	109.90	109.90	109.90
Average cost per tonne treated		47.11	-	-	50.66	50.09	49.26	47.04	46.07	46.07	45.11	43.18	39.31	42.34	51.97	51.97	51.97	62.51
Operating margin		50.1%	0.0%	0.0%	42.0%	43.9%	45.9%	48.3%	49.4%	49.4%	50.4%	52.5%	56.8%	56.7%	52.7%	52.7%	52.7%	43.1%
[1]Earnings before interest, taxes, depreciation and amortization.

Figure 18.11
Life-of-mine Cash Flows

18.16.4.5	Base Case Evaluation

The base case cash flow was evaluated at the selected 8%/y discount rate, as shown in Table 18.17, which also presents the results at discount rates of 5%/y and 10%/y.

Table 18.17
Base Case Cash Flow Evaluation

$ million	LOM Total	Discounted at 5%	Discounted at 8%	Discounted at 10%	IRR %
Net revenue	1,002.1	656.9	522.2	452.2

Mining costs	342.5	227.5	182.4	158.8
Processing costs	147.3	97.6	78.0	67.8
General & administrative costs	10.0	6.4	5.1	4.4
Total cash operating cost	499.8	331.5	265.4	230.9

Cash operating margin	502.2	325.4	256.8	221.3

Capital expenditure	130.6	120.8	115.0	111.2
Net cash flow (before tax)	371.7	204.6	141.8	110.1	24.9

Taxation	94.6	56.9	42.8	35.6
Net cash flow (after tax)	277.0	147.6	99.0	74.4	21.4

The base case cash flow demonstrates that the project is able to provide a robust operating margin of 50% and generates an internal rate of return of 24.9% on a pre-tax basis and 21.4% after tax. At the selected discount rate of 8%, the NPVs of these cash flows are $141.8 million and $99.0 million, respectively.

Payback on the undiscounted cash flow occurs after 4.1 years, and after 5.3 years at a discount rate of 8%. In both cases, a substantial tail of production remains after payback.

18.16.5	Sensitivity Analysis

18.16.5.1	Variation in Base Case Assumptions

Figure 18.12 shows the sensitivity of the project cash flow NPV8 after tax to variation over a range of 30% above and below the base case in metal prices (and, likewise, grade or recovery), operating costs and capital expenditure.

It can be seen that the NPV of the cash flow is most sensitive to changes in metal prices, moderately sensitive to changes in operating costs and that the degree of sensitivity to capital expenditure is low.

Figure 18.12
NPV Sensitivity Diagram

18.16.5.2	Gold Price Sensitivity

The sensitivity of the project economics to changes in the gold price alone was investigated. The results are shown in Figure 18.13, which gives the NPV and IRR for gold prices between $800/oz and $1,200/oz.

Figure 18.13
Gold Price Sensitivity Diagram

18.16.5.3	Variation in Metal Price Assumptions

In addition to evaluating the base case using $875/oz gold and $14/oz silver, Micon also evaluated the project using two alternative metal price scenarios. These were (i) typical spot prices for gold and silver in May, 2010 and (ii) three-year trailing average prices for gold and silver. All else being equal, the results of evaluating the project at these metal prices are shown in Table 18.18.

Table 18.18
Evaluation of Alternative Price Scenarios (Thousand $)

$ 000	Base Case	Spot Prices	3-Yr Trailing Average
Gold price ($/oz)	875.00	1,200.00	898.37
Silver price ($/oz)	14.00	18.00	14.78

Net revenue	1,002.1	1,351.9	1,037.8
Mining costs	342.5	342.5	342.5
Processing costs	147.3	147.3	147.3
G & A costs	10.0	10.0	10.0
Total cash operating cost	499.8	499.8	499.8

Cash operating margin	502.2	852.1	537.9
Capital expenditure	130.6	130.6	130.6
Net cash flow (before tax)	371.7	721.5	407.4
Taxation	94.6	190.8	103.9
Net cash flow (after tax)	277.0	530.7	303.4

IRR before tax (%)	24.9	42.3	26.9
IRR after tax (%)	21.4	36.5	23.2

$ 000	Base Case	Spot Prices	3-Yr Trailing Average
NPV5 ($ 000)
Net cash flow (before tax)	204.6	432.6	228.0
Net cash flow (after tax)	147.6	313.9	165.2

NPV8 ($ 000)
Net cash flow (before tax)	141.8	322.5	160.5
Net cash flow (after tax)	99.0	231.4	113.2

NPV10 ($ 000)
Net cash flow (before tax)	110.1	266.2	126.2
Net cash flow (after tax)	74.4	189.2	86.8

The results of the sensitivity analyses demonstrate that, at the preliminary assessment level of analysis, the project is able to generate attractive returns using conservative price assumptions, and can withstand adverse changes of 25% in revenue before NPV8 is reduced to zero. A marked improvement over the base case is noted when using more recent spot prices or the three-year trailing average prices.

18.16.6	Conclusion

Micon concludes that this preliminary assessment of the project demonstrates its potential for economic exploitation and that further development is warranted.

19.0 INTERPRETATION AND CONCLUSIONS

The preliminary assessment of the Monterde project is based on the mineral resource estimate for the Carmen and Veta Minitas deposits summarized in Table 19.1. It should be noted that the mineral resource estimate for the Carótare deposit updates an earlier estimate prepared in 2005. Mining of the Carótare deposit is not part of the mine plan contemplated in the preliminary assessment.

Table 19.1
Base Case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carmen, Veta Minitas and Carótare Deposits
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

Classification	Tonnes (000)	In situ Gold Grade (g/t)	In Situ Silver Grade (g/t)	Contained In Situ Gold (oz)	Contained In Situ Silver (oz)
Indicated Carmen	19,500	1.12	59.0	699,700	36,978,700
Indicated Veta Minitas	510	0.68	36.0	11,100	591,000
Indicated Carótate	2,520	0.75	16.2	60,500	1,310,100
Total Indicated	20,095	1.19	60.2	771,300	38,879,800
Inferred Carmen	10,800	1.09	32.0	381,600	11,155,400
Inferred Veta Minitas	2,700	1.37	70.9	119,200	6,153,000
Inferred Carótare	2,620	0.63	17.1	45,400	1,234,000
Total Inferred	16,120	1.05	35.8	546,200	18,542,400

(1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

It is planned that the Monterde property will be mined by a combination of open pit and underground methods, with all of the ore being fed to a conventional grinding mill and cyanide leach circuit for the production of gold and silver in doré. Production will come mainly from the Carmen zone with supplemental material being mined from the Veta Minitas deposit. The plan is to produce 1,000 t/d from an underground operation, plus 1,500 t/d from an open pit.

Metallurgical testwork programs were undertaken by PRA and comprised coarse cyanide leach bottle roll and column tests to ascertain heap leach potential, as well as conventional bottle roll and agitation leach tests to investigate agitation cyanide leaching. Other tests undertaken by PRA included gravity separation, flotation and grindability investigations.

The processing plant will incorporate conventional gold and silver recovery processes. A gravity concentrate and precipitate from a Merrill Crowe circuit will be refined onsite to doré bars. Metal recoveries in the process plant are estimated at 94.2% for gold and 60.87% for silver. Including recovery from the gravity circuit, total average recovery of gold and silver from mill feed are 95.6% and 61.8% respectively. Losses in solution and refining doré total 1.5% for both gold and silver. Knight Piésold prepared an assessment for the tailings and waste rock storage facilities and water management plan for this preliminary assessment. The most practical location for waste rock disposal, as close as possible to the open pit, is within the two valleys located southeast of the lowest exit point of the open pit.

The Monterde project was evaluated by means of conventional discounted cash flow analysis. The base case cash flow was evaluated at the selected 8%/y discount rate, as shown in Table 19.2, which also presents the results at discount rates of 5%/y and 10%/y.

Table 19.2
Base Case Cash Flow Evaluation

$ million	LOM Total	Discounted at 5%	Discounted at 8%	Discounted at 10%	IRR (%)
Net revenue	1,002.1	656.9	522.2	452.2

Mining costs	342.5	227.5	182.4	158.8
Processing costs	147.3	97.6	78.0	67.8
General & administrative costs	10.0	6.4	5.1	4.4
Total cash operating cost	499.8	331.5	265.4	230.9

Cash operating margin	502.2	325.4	256.8	221.3

Capital expenditure	130.6	120.8	115.0	111.2
Net cash flow (before tax)	371.7	204.6	141.8	110.1	24.9

Taxation	94.6	56.9	42.8	35.6
Net cash flow (after tax)	277.0	147.6	99.0	74.4	21.4

The base case cash flow demonstrates that the project is able to provide a robust operating margin of 50% and generates an internal rate of return of 24.9% on a pre-tax basis and 21.4% after tax. At the selected discount rate of 8%/y, the NPVs of these cash flows are $141.8 million and $99.0 million, respectively.

Payback on the undiscounted cash flow occurs after 4.1 years, and after 5.3 years at a discount rate of 8%/y. In both cases, a substantial tail of production remains after payback.

Micon concludes that this preliminary assessment of the Monterde project demonstrates its potential for economic exploitation and that further development is warranted.

The preliminary assessment is preliminary in nature. It included inferred mineral resources considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the preliminary assessment will be realized.

20.0 RECOMMENDATIONS

Micon recommends that work on the Monterde project is advanced to the pre-feasibility study stage.

In order to do so, specific recommendations are as follow:

  Further exploration drilling, including drilling at depth, and trenching should be undertaken with the objective of increasing the estimates of inferred mineral resources moving the inferred mineral resources in the Carmen and Veta Minitas deposits into the indicated resource category. There is no assurance that these objectives will be achieved.

  Further analysis of underground mining methods should be carried out in order to maximize extraction rates, reduce dilution and losses and optimize the underground and open pit mining tonnages.

  Develop detailed underground mine development and stope layouts for mine planning and scheduling.

  Continue detailed analysis of Owner-operated versus contract mining scenarios.

  Develop a detailed power consumption study in order to determine electrical power requirements and back-up site power generation.

  Develop capital and operating cost estimates to a level of accuracy suitable for a pre- feasibility study.

  An initial, high level economic assessment should be undertaken of the potential for mining the Carótare deposit.

  Condemnation drilling should be carried out on the sites chosen for the administration and processing buildings and for the tailings storage and waste rock storage facilities.

  A plan for further metallurgical testwork should be developed in order to ensure that accurate data are gained for pre-feasibility and feasibility studies, including complete comminution work index determinations, silver leach kinetics and the rheology and deposition of tailings.

  A program of tailings characterization testwork to confirm the anticipated non-acid generating properties.

  Continuation of site geotechnical evaluation work.

  Evaluation of the potential impacts of underground stope voids on the pit slopes. This work may be required in the future together with a review of the final sill pillar and extraction plans for that pillar.

  Determination of potential locations for water wells.

  Baseline environmental programs should be continued.

20.1	BUDGET

The proposed budget for work on the pre-feasibility study is shown in Table 20.1.

Table 20.1
Proposed Budget for Pre-feasibility Study

Item	Description	Area	Metres	$/m	Total ($)
Drilling	Exploration and resource upgrade	Carmen, Veta Minitas	30,000	80	2,400,000
Trenching	Resource upgrade	Carmen	1,000	40	40,000
Condemnation drilling			2,000	60	120,000
Metallurgical testwork and analysis					500,000
Tailings characterization testwork and analysis					200,000
Pre-feasibility study and report[1]					400,000
Preliminary environmental inpact assessment					400,000
Total					4,060,000

[1] Includes mine scenario analysis, operating and capital cost estimation, revised mineral resource estimation, mine design and scheduling, power load analysis, geotechnical analysis.

It is planned that work on the pre-feasibility study will be completed by June, 2011. Depending on the results of the pre-feasibility study, a number of recommendations may be made and these may include a program of underground exploration.

Micon concurs with the proposed program for the pre-feasibility study and recommends that it be implemented.

21.0 REFERENCES

Burgoyne, A.A., and Richards, J.B., 2007: Technical Report, Estimate of Underground-mineable Resources on the Carmen Deposit at Monterde, Guzapares Municipality, Chihuahua State, Mexico, dated July 15, 2007.

Burgoyne, A.A., 2007: Letter Report, Core Drilling Results Comparison to Reverse Circulation Drilling, Carmen Deposit, dated March 12, 2007

Burgoyne, A.A., 2005: Technical Evaluation Report, Mineral Resource Estimate A – Carótare Deposit, for Kimber Resources Inc. on the Monterde Project, Guazaperes Municipality, Chihuahua State, Mexico, dated November 22, 2005.

Burgoyne, A.A., 2004: Technical Evaluation Report, Mineral Resource Estimate J for Kimber Resources Inc. on The Monterde project, Guzapares Municipality, Chihuahua State, Mexico, dated April 6, 2004

Diaz Nieves, Laura Christina, 1999: Letter from Sierra Madre Gold de Mexico, S.A. de C.V. to Recuros Naturale Y Pesca confirming exploration land status.

Giroux, G.H. 2006: Mineral Resource Update on the Carmen Deposit, Monterde project, for Kimber Resources, dated November 2006.

Giroux, G.H. 2007: Mineral Resource Estimation on the Carmen Deposit, Monterde project, Guazapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc., May 29, 2007.

Giroux, G.H., 2007: Letter Report, Comparison of diamond drill results with reverse circulation results for both gold and silver on the Carmen project, dated February 8, 2007.

Giroux, G.H., Gowans, R., Hennessey, B.T., Richards, J.B., Maré, P.H., An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, dated 1 December, 2009.

Hitchborn, A.D. and Richards, J.B., 2001: Technical Report on the Monterde Mining District, Guzapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc., dated August 2001.

Kimber Resources Inc., 2009: Operation and Capital Costs Analysis for Monterde’s Project Located in the State of Chihuahua Mexico, dated November, 2009.

Knight Piésold Ltd.: Pre-feasibility Level Pit Slope Design Parameters – Monterde Mine (Ref. No. N5-0911), November 1, 2005.

Knight Piésold Ltd.: 2006 Pre-feasibility Geotechnical Program – Revised Pit Slope Design Parameters (Ref. No. VA06-00416), March 2, 2006.

Knight Piésold Ltd: Preliminary Alternatives Assessment for Waste and Water Management (Ref. No. VA201-135/5-1), April 23, 2010.

McLeod, J.A., 2003: Teck Cominco Ltd Global Discovery Lab, Letter report on mineralographic study, dated November 17, 2003.

Northcote, B, 2003: Vancouver Petrograhics Report, on ore mineralography and petrography, dated November 15, 2003

Quirt, D and Shewfelt, D, 2005: Monterde project of Kimber Resources: Petrogenic and Alteration Studies, Saskatchewan Research Council, Private report, SRC Publication 10400-15C05, June 2005

Rescan Environmental Services Ltd., 2009: Carótare Baseline Monterde Project, Project #662-001, dated July, 2009.

Rescan Environmental Services Ltd., 2006: Carmen Baseline Monterde Project, Project #662-3, dated June, 2006.

Sierra Madre Gold Belt, 2001: Information Brochure on properties of Minefinders Corporation Inc., National Gold Corporation, Golden Goliath Resources Inc., Kimber Resources Inc., and Gammon Lake Resources Inc.

Thompson, Michael, and Howarth, Richard J., 1976: Duplicate Analysis in Geochemical Practice, in Analyst, Volume 101, and pp. 690 - 698.

Trejo Dominguez, Ramon, 1999: Sierra Madre Gold De Mexico, S.A. De C.V., Proyecto Garfia - Estudio Tecnio Justificativo Para el Cambio de Utilizacion de Terrenos Forestales a Uso en Exploracion Minera dated June 1999.

Villa, Jesus Carlos, 2009: Operation and Capital Costs Analysis for Monterde’s Project Located in the State of Chihuahua Mexico, November 2009.

22.0 DATE AND SIGNATURE PAGE

“G. H. Giroux” {signed and sealed}	“Garth Kirkham” {signed and sealed}

G. H. Giroux, P.Eng., MASc.	Garth Kirkham, P.Geo.
Giroux Consultants Ltd.	Kirkham Geosystems Ltd.
September 1, 2010	September 1, 2010

“Michael Godard” {signed and sealed}	“James Leader” {signed and sealed}

Michael Godard, P.Eng.	James Leader, P.Eng.
Micon International Limited	Micon International Limited.
September 1, 2010	September 1, 2010

“Richard Gowans” {signed and sealed}	“Jeremy P. Haile” {signed and sealed}

Richard Gowans, P.Eng.	Jeremy P. Haile, P.Eng.
Micon International Limited.	Knight Piésold Ltd.,
September 1, 2010	September 1, 2010

“Christopher Jacobs” {signed and sealed}

Christopher Jacobs, CEng
Micon International Limited.
September 1, 2010

23.0 CERTIFICATES

CERTIFICATE OF AUTHOR
G. H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1.	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia and a Senior Associate of Micon International Ltd.

2.	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.	I have practiced my profession continuously since 1970. I have had over 30 years experience in base and precious metal resource estimation and in that time have worked on many narrow vein deposits including El Bronce, Efemçukuru, and North Bullfrog.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6.	I am responsible for Section 14.5, and Section 17, in the technical report titled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st of September, 2010 (“Technical Report”). This report is based on a study of the data and literature available on the Monterde project and site visits conducted during the period September 28 to October 1, 2004, April 23 to 27, 2007 and June 22 to 26, 2009.

7.	I have previously completed resource estimates for this property during the period 2004 to 2009.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of September, 2010

“G.H. Giroux” {signed and sealed}

G. H. Giroux, P.Eng., MASc.

CERTIFICATE OF AUTHOR
Michael Godard

As a co-author of portions of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 16, 2010, amended the 1st of September, 2010, I, Michael Godard, do hereby certify that:

1.	I am employed by, and carried out this assignment for Micon International Limited, 205 – 700 West Pender Street, Vancouver, BC, V6C 1G8, Tel: 604-647-6463, email: mgodard@micon-international.com.

2.	I hold the following academic qualifications:
Bachelor of Applied Science Degree (Metallurgy) University of British Columbia, May, 1985

3.	I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of BC, APEGBC, (registration number 33114);

4.	I have worked in the minerals industry for 22 years;

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 25 years of experience in design, commissioning and process engineering within the oil sands extraction, mineral processing and metals fabrication industries.

6.	I have not visited the Monterde property.

7.	I am responsible for the preparation of Sections 18.5.1, 18.5.2, 18.5.3, Section 18.7, Section 18.15.2 and 18.15.3.

8.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101.

9.	I have had no prior involvement with the mineral properties in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.

As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of September, 2010

“Michael Godard” {signed and sealed}

Michael Godard, P.Eng.
Micon International Limited

CERTIFICATE OF AUTHOR
R. M. Gowans

As a co-author of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated 16 July, 2010, amended the 1st September, 2010, I, Richard M. Gowans, P. Eng. do hereby certify that:

1.	I am employed by, and carried out this assignment for:

Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario, M5H 2Y2
tel. (416) 362-5135 fax (416) 362-5763
e-mail: rgowans@micon-international.com

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K., 1980

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as an extractive metallurgist in the minerals industry for over 29 years.

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6.	I visited the project site between 28 September, 2004 and October 1, 2004.

7.

I am responsible for the preparation of Section 16 of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated 16 July, 2010, amended the 1st of September, 2010.

8.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101.

9.

I was an author of the December 1, 2009 Technical Report entitled “An Updated Mineral Resource Estimate for the Carmen and Veta Minitas Deposits, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of September, 2010

“Richard M. Gowans” {signed and sealed}

Richard M. Gowans, P.Eng.

CERTIFICATE OF AUTHOR
Jeremy Haile

I, Jeremy P. Haile, of 1415 West Keith Rd., North Vancouver, British Columbia, do hereby certify that:

1.	I am a consulting civil engineer and President of Knight Piésold Ltd., with an office at #1400-750 West Pender Street, Vancouver, British Columbia.

2.	I graduated with a degree in Engineering Science and Economics from the University of Oxford in 1972. In addition, I have obtained a Master of Science in Soil Mechanics from Imperial College, London University in 1978.

3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4.	I have worked as an engineer for a total of 37 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6.	I am responsible for the section relating to open pit slope design (Section 18.3.3), tailings and waste rock disposal and water management (Section 18.6) and reclamation (Section 18.13) of the report titled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st September, 2010 (“Technical Report”).

7.	I visited the project site over the period March 24 to 25, 2010.

8.	Knight Piésold have been involved with property since 2005 providing consulting services.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 1st day of September, 2010

“Jeremy P. Haile” {signed and sealed}

Jeremy P. Haile, P.Eng.

CERTIFICATE OF AUTHOR
Christopher Jacobs

As co-author of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 16, 2010, amended the 1st of September, 2010, I, Christopher Jacobs, do hereby certify that:

1.	I am employed by, and carried out this assignment for: Micon International Limited, Suite 900 – 390 Bay Street, Toronto, ON, M5H 2Y2
	tel. (416) 362-5135	email: cjacobs@micon-international.com

2.	I hold the following academic qualifications: B.Sc. (Hons) Geochemistry, University of Reading, 1980; M.B.A., Gordon Institute of Business Science, University of Pretoria, 2004.

3.	I am a Chartered Engineer registered with the Engineering Council of the U.K. (registration number 369178);

Also, I am a professional member in good standing of: The Institute of Materials, Minerals and Mining; and The Canadian Institute of Mining, Metallurgy and Petroleum (Member);

4.	I have worked in the minerals industry for 28 years; my work experience includes 10 years as an exploration and mining geologist on gold, platinum, copper/nickel and chromite deposits; 10 years as a technical/operations manager in both open pit and underground mines; 3 years as strategic (mine) planning manager and the remainder as an independent consultant;

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101;

6.	I have not visited the Monterde property;

7.	I am responsible for the preparation of Section 18.16 of this report, entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 16, 2010, amended the 1st of September, 2010;

8.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101;

9.	I have had no prior involvement with the mineral property in question;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.	As of the date of this certificate to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of September, 2010

“Christopher A. Jacobs” {signed and sealed}

Christopher A. Jacobs, CEng MIMMM

CERTIFICATE OF AUTHOR
Garth Kirkham

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist with an office at 6331 Palace Place, Burnaby, British Columbia.

2)

This certificate applies to the entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st of September, 2010 (“Technical Report”) prepared for Kimber Resources Ltd., Vancouver, B.C.

3)	I am a graduate of the University of Alberta in 1983 with a B. Sc. in Geophysics.

4)

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of Alberta, the Association of Professional Engineers and Geoscientists of BC, and the Northwest Territories and Nunavut Association of Engineers and Geoscientists.

5)

I have continuously practiced my profession performing computer modelling since 1988, both as an employee of a geostatistical modelling and mine planning software and consulting company and as an independent consultant.

6)	I have not visited the property.

7)

In the independent report titled entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st of September, 2010, I am responsible for Sections 1 through 15, except Section 14.5, Sections 18.1 through 18.4, except Section 18.3.3, Sections 18.8 through 18.12, Section 18.14, and Sections 19 and 20. I am also responsible for overall study management and compilation.

8)	I have had no prior involvement with the mineral properties in question.

9)	I am independent of Kimber Resources Inc. as defined in Section 1.4 of National Instrument 43-101, other than providing consulting services

10)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in draft National Policy 43-101.

11)

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43- 101F1. This technical report has been prepared in compliance with that instrument and form.

Garth Kirkham, P.Geo.

“Garth Kirkham” {signed and sealed}

Dated this 1st day of September, 2010

CERTIFICATE OF AUTHOR
Robert James Leader

As a co-author of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico”, dated July 16, 2010, amended September 1st, 2010, I, Robert James Leader do hereby certify that:

1.	I carried out this assignment for Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com

2.	I hold the following academic qualifications:

ACSM (First Class)	Camborne School of Mines - 1974
M.Sc. (Engineering)	Queens University, Kingston, Ontario - 1981

3.	I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:
•	The Canadian Institute of Mining, Metallurgy and Petroleum
•	The Institute of Materials, Minerals and Mining (IOM3), UK

4.	I have worked as a mining engineer in the minerals industry for 35 years.

5.	I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6.	I have had no prior involvement with the mineral properties in question.

7.	I have not visited the Monterde property.

8.	As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101, other than providing consulting services;

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in accordance with the instrument.

11.	I am responsible for the preparation of Sections 18.15.1 and 18.15.4 of the Technical Report dated 16 July, 2010, amended 1 September, 2010, entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality,Chihuahua State, Mexico”.

Dated this 1st day of September, 2010

“Robert J. Leader” {signed and sealed}

Robert J. Leader, M.Sc., P.Eng.